UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm Inc. 2008 Annual Report

99.2	Labopharm Inc. Information Circular dated March 18, 2009

99.3	Notice of Annual Meeting of Shareholders dated March 18, 2009

99.4	Form of Proxy – Annual Meeting to be held on May 7, 2009

99.5	Voting Instruction Form

99.6	Form 52-109FI Certification of Annual Filings

99.7	Form 52-109FI Certification of Annual Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.
Date: March 30, 2009
	By:	/s/ Frédéric Despars
	Name:	Mr. Frédéric Despars
	Title:	Vice-President, General Counsel and Corporate Secretary

Exhibit 99.1

You begin with a need. You develop a technology. You build a pipeline. You expand your capabilities. Like an athlete steadfastly honing his skills, for years we have been preparing for commercial growth. Now...

approval	Our once-daily formulation of the analgesic tramadol has been approved by the Food and Drug Administration (FDA) for marketing and sale in the U.S. Branded as RYZOLTTM, our product is indicated for the management of moderate to moderately severe chronic pain in adults, who require around-the-clock treatment for an extended period of time. RYZOLT is a centrally acting analgesic composed of a dual-matrix delivery system with both immediate-release and extended-release characteristics. The approval of RYZOLT is the first U.S. approval for a medication using our patented Contramid® controlled-release technology for oral administration of solid dosage medications.

launch	We believe that RYZOLT offers physicians and patients an excellent option for the treatment of pain. We have learned a lot from the launches of our product in Europe, Canada and other markets around the world. In the U.S., we are working with our marketing partner, Purdue Pharma L.P., to prepare for the commercial launch of our product in that country. Purdue has an established franchise and a proven track record in the analgesic market and is the right partner to fully capitalize on this opportunity.

opportunity	RYZOLT is a unique pain product being launched into the world’s largest market for analgesics. The dual-matrix delivery system afforded by our Contramid technology gives our product both immediate-release and extended-release characteristics. RYZOLT can be titrated every 48 hours and patients can receive a maximum dose of 300 mg per day in as few as five days of treatment. We believe that, based on these attributes, RYZOLT will favourably compete in the broad market for products that address moderate to moderately severe pain.

Labopharm 2008 Annual Report	3

Labopharm 2008 Annual Report	5

the problem	Depression is a complex disorder and patient response to pharmacotherapy can vary depending both on the individual and on the particular antidepressant they are taking. Factors such as a slow onset of action, exacerbation of poor sleep quality, increased agitation, sexual dysfunction and weight gain can cause patients to discontinue drug therapy.

the drug and the data	Trazodone, a serotonin antagonist reuptake inhibitor (SARI), has a unique mechanism of action compared to other antidepressants. Data from our pivotal, Phase III, placebo-controlled trial, in patients with major depressive disorder, demonstrates not only the antidepressant efficacy of our formulation, but also an improvement in overall quality of sleep, as well as no increase in agitation. Importantly, it also showed an onset of therapeutic response within seven to 14 days. The efficacy results are complemented by a well-tolerated adverse events profile, including a very low rate of sexual dysfunction and no weight gain compared to placebo.

the opportunity	The market for antidepressants is very large, with sales in the U.S. alone in 2008 exceeding US$12 billion. In addition to the U.S., we intend to market our product in Canada and other countries. Our New Drug Application (NDA) is currently under review by the FDA with an action date of July 18, 2009. If approved, we intend to launch our product as rapidly as possible. To this end, we are in active discussions to establish licensing and distribution partners for the U.S., as well as other markets.

Labopharm 2008 Annual Report	7

the need	The treatment of acute pain accounts for approximately 40% of the US$30 billion global analgesic market. Effective treatment typically requires medications that have an early onset of action. It has, however, been a significant challenge to achieve both analgesic strength and duration of pain relief, giving rise to the use of drugs in combination, as well as the use of controlled-release forms. Tramadolacetaminophen combination products were developed to leverage the unique, but complementary, modes of action of each of the active ingredients to provide the analgesic strength of a mild opioid with the rapid pain relief of acetaminophen.

the solution	Our unique formulation of tramadol-acetaminophen is designed to improve patient benefit by significantly extending the duration of pain relief beyond that of the currently marketed immediate-release products. Leveraging our Contramid technology’s ability to control the release of two active ingredients simultaneously, we believe that our twice-daily formulation of tramadol-acetaminophen, in addition to providing immediate relief of moderate to moderately severe pain, can also provide sustained relief for a full twelve-hour period, allowing patients to enjoy pain relief all day and all night by taking just one pill in the morning and one pill in the evening.

the opportunity	Sales of tramadol-acetaminophen combination products have been experiencing significant growth since their introduction. Over the past five years, global sales of these products have grown at a compound annual rate of 25%, reaching 1.5 billion standard units in 2008. With only immediate-release, four- to six-times daily products currently available to patients, we believe that our sustained-release formulation will provide an excellent option in the treatment of acute pain and capture a significant portion of the market.

Labopharm 2008 Annual Report	9

idea	Some of the most widely prescribed and beneficial medications are also some of the most abused. They can also present a significant risk to legitimate users through unintentional misuse. In recent years, the abuse and misuse of oral medications has garnered considerable attention from both public health agencies and drug enforcement agencies. Intentional or accidental misuse, can result in serious harm, or even death. Our abuse-deterrent (AD) platform is intended to provide safer medications through resistance to the uncontrolled release of the active ingredient after such actions as breaking, chewing, crushing and heating, or consumption with alcohol.

progress	We have completed proof-of-principle studies on our platform using our once-daily tramadol as a representative for controlled-release opioid drugs. Our pharmacokinetic study demonstrated controlled-release characteristics and bioequivalence to our existing once-daily tramadol product, while in vitro studies demonstrated a range of abuse- and misuse-deterrent characteristics. Our first candidate for commercial development is an abuse-deterrent formulation of a widely prescribed combination pain product. We are preparing to enter the clinic with this formulation and have several additional product candidates in development.

opportunity	Because it is based on our Contramid technology, our AD platform has unique characteristics that we believe provide multiple advantages for abuse-deterrent drug formulations. Such advantages include the unique ability to formulate abuse-deterrent combination drug therapies, that is the ability to deliver two or more mutually beneficial active ingredients in a single tablet while minimizing the potential for abuse or misuse of the formulation. These features are possible while maintaining the high drug loading capabilities and low manufacturing costs provided by the Contramid platform.

Labopharm 2008 Annual Report	11

...to build a portfolio

12	Labopharm 2008 Annual Report

of commercial products.

We are on track to have multiple products in the market generating revenue for our Company within the next several years.

“Our vision to become an integrated, specialty pharmaceutical company with the capability to develop and commercialize products ourselves is well demonstrated with the progress this past year.”

Fellow Shareholders:

2008 has been one of the most productive years in the history of Labopharm. Our vision to become an integrated specialty pharmaceutical company with the capability to develop and commercialize products ourselves is well demonstrated with the progress this past year.

Our lead product, once-daily tramadol, is now launched in 15 countries and in-market sales are growing appreciably. Our product received regulatory approval in the U.S. at year end and we are in the process of launching with our partner, Purdue Pharma.

Our second product, a novel formulation of the antidepressant trazodone, showed strong Phase III results and our New Drug Application in the U.S. was accepted for review with an action date of July 18, 2009. We are in active discussion with potential partners and approval this year could lead to a much anticipated launch. Imagine: We could see the approval and launch of two, large market opportunity products in the U.S., within a 12-month period.

Our third product, a novel formulation combining the two analgesics, tramadol and acetaminophen, entered a pivotal, Phase III study and we are currently awaiting results. Behind this lies our abuse-deterrent platform, within which we have multiple products in development, the foremost of which are combination opioid analgesics. These are large opportunities, with the first product entering the clinic this year.

All of this points to future revenue growth. With in-market sales of once-daily tramadol in Canada, Europe and the rest of the world growing, and full launch of our product in the U.S. imminent, revenue from once-daily tramadol should grow appreciably. Add to this potential partnering, approval and launch of our novel trazodone formulation, and 2009 and 2010 could be definitive years for our Company.

U.S. Launch of Once-Daily Tramadol Will Drive Revenue Growth

As this report goes to press, we are working with our marketing partner, Purdue Pharma, the premier U.S. marketer of long-acting pain medications, on final preparations for the launch of our once-daily tramadol product, which we have branded RYZOLT, into the U.S. market. We are confident about the ability of our product to compete not just in the market for once-daily tramadol products, but also in the broader market for analgesics that treat moderate to moderately severe pain.

Labopharm 2008 Annual Report	15

RYZOLT is a unique pain product. The dual-matrix delivery system afforded by our Contramid technology gives our product both immediate-release and extended-release characteristics. We believe that the competitive advantages of our product, combined with the right marketing effort, will allow us to fully capitalize on the U.S. opportunity.

Our product has a track record of strong competitive performance. It has become the best selling once-daily tramadol product in the five largest European markets with 44% of the once-daily market in 2008, and in just 16 months following its Canadian debut, our product has captured 36% of the market and is outperforming the Canadian equivalent of the only other once-daily tramadol product available in the U.S. Feedback about our product from both physicians and patients in Canada has been very positive and we look forward to leveraging our experience in Canada and throughout the rest of the world to help drive sales in the U.S.

Growth in In-market Sales of Once-Daily Tramadol Globally

Elsewhere in the world in 2008, we saw the launch of our once-daily tramadol product in five additional markets – including the sizeable markets of South Korea and Australia – as well as strong year-over-year growth in in-market sales in Europe. While we recognize that the nature of the European market limits the magnitude of the opportunity for our product relative to the U.S., product sales in Europe are making a solid contribution to our business. Moreover, our experience in Europe and other key markets around the world is providing invaluable experience for our U.S. launch while at the same time allowing us to build our capabilities and infrastructure to support future products internationally.

While launch in the U.S. will result in our product being sold in more than 85% of the world’s market for tramadol products, we are continuing to pursue additional launches in other markets. In addition to those countries in which we have launched, we have established marketing partners for many more. Clearly, we have only just begun to realize the value in the global commercialization program for our once-daily tramadol product.

16	Labopharm 2008 Annual Report

A New Option in the Treatment of Depression

Depression is a complex disorder and patient response to pharmacotherapy can vary depending both on the individual and on the particular antidepressant they are taking. As a result, 40 to 50% of patients taking an antidepressant discontinue their medication within six months of treatment, with slow response, poor sleep quality, increased agitation, sexual dysfunction and weight gain commonly cited as the reasons for discontinuation. Trazodone addresses the limitations of many other antidepressants and our novel formulation was developed to deliver trazodone’s benefits more effectively.

Trazodone is a member of the serotonin antagonist reuptake inhibitor (SARI) class of antidepressants and is therefore unique. The goal for the development of our novel antidepressant was to leverage trazodone’s mechanism of action to create an antidepressant that offers physicians and patients an alternative in the current treatment landscape. Data from our pivotal, Phase III clinical trial in patients with major depressive disorder supports the achievement of our goal. It demonstrates not only the antidepressant efficacy of our formulation, but also an improvement in overall quality of sleep, as well as no increase in agitation. Importantly, it also showed an onset of therapeutic response within seven to 14 days. The efficacy results are complemented by a well-tolerated adverse events profile, including a very low rate of sexual dysfunction and no weight gain compared to placebo.

The market for antidepressants is very large, with annual sales of antidepressants in the U.S. alone totaling in excess of US$12 billion. The New Drug Application for our novel trazodone formulation is currently under review in the U.S. with an action date of July 18, this year. If approved, we intend to launch our product as rapidly as possible. Accordingly, we are in discussions with potential partners to establish a licensing and distribution agreement. We also plan to submit regulatory applications in other markets, beginning with Canada later this year, with other jurisdictions to follow. We are pursuing marketing partnerships to support commercialization in these markets as well.

Addressing Challenges in the Treatment of Acute Pain

The treatment of acute pain accounts for approximately 40% of the US$30 billion global analgesic market. Effective treatment typically requires medications that have an early onset of action. It has, however, been a significant challenge to achieve both analgesic strength and duration of pain relief, giving rise to the use of drugs in combination, as well as the use of controlled-release

Labopharm 2008 Annual Report	17

forms. Tramadol-acetaminophen combination products were developed to leverage the unique, but complementary, modes of action of each of the active ingredients to provide the analgesic strength of a mild opioid with the rapid pain relief of acetaminophen.

Our unique formulation of tramadol-acetaminophen is designed to improve patient benefit by significantly extending the duration of pain relief beyond that of the currently marketed immediate-release products. Leveraging our Contramid technology’s ability to control the release of two active ingredients simultaneously, we believe that our twice-daily formulation of tramadol-acetaminophen, in addition to providing immediate relief of moderate to moderately severe pain, can also provide sustained relief for a full twelve-hour period, allowing patients to enjoy pain relief all day and all night by taking just one pill in the morning and one pill in the evening.

Sales of tramadol-acetaminophen combination products have been experiencing significant growth since their introduction. Over the past five years, global sales of these products have grown at a compound annual rate of 25%, reaching 1.5 billion standard units in 2008. With only immediate-release, four- to six-times daily products currently available to patients, we believe that our sustained-release formulation will provide an excellent option in the treatment of acute pain and capture a significant portion of the market.

Leveraging Our Technology to Develop Safer Drugs

There was a day not so long ago when someone thought that placing a child-resistant cap on a bottle of medication was a good idea. Today, they are the standard. We think limiting the potential abuse and misuse of medications is an equally good idea. If we can make drugs safer for everyone, shouldn’t we?

Some of the most widely prescribed and beneficial medications are also some of the most abused. They can also present a significant risk to legitimate users through unintentional misuse. In recent years, the abuse and misuse of oral medications has garnered considerable attention from both public health agencies and drug enforcement agencies. Intentional abuse or accidental misuse can result in serious harm, or even death. Our abuse-deterrent (AD) platform is intended to provide safer medications through resistance to the uncontrolled release of the active ingredient after such actions as breaking, chewing, crushing and heating, or consumption with alcohol.

18	Labopharm 2008 Annual Report

We have completed proof-of-principle studies on our platform using our once-daily tramadol as a representative for controlled-release opioid drugs. Our pharmacokinetic study demonstrated controlled-release characteristics and bioequivalence to our existing once-daily tramadol product, while in vitro studies demonstrated a range of abuse- and misuse-deterrent characteristics. Our first candidate for commercial development is an abuse-deterrent formulation of a widely prescribed combination pain product. We are preparing to enter the clinic with this formulation and have several additional product candidates in development.

Because it is based on our Contramid technology, our AD platform has unique characteristics that we believe provide multiple advantages for abuse-deterrent drug formulations. Such advantages include the unique ability to formulate abuse-deterrent combination drug therapies, that is, the ability to deliver two or more mutually beneficial active ingredients in a single tablet while minimizing the potential for abuse or misuse of the formulation. These features are possible while maintaining the high drug loading capabilities and low manufacturing costs provided by the Contramid platform.

A Series of Value-Driving Milestones in 2009

We look out to the rest of 2009 and beyond with great confidence and anticipation. The successive launches of our first product in the five largest markets in Europe, Canada and nine other countries over the past several years have established a strong foundation from which to build. The coming months will see the continued transformation of our Company to a commercial entity.

Behind once-daily tramadol, we have a series of products that are approaching important, value-driving milestones on the road to commercialization:

•	The PDUFA action date, marketing partnerships and additional regulatory filings for our unique formulation of trazodone;

•	Phase III data, an NDA filing and marketing partnerships for our twice-daily tramadol-acetaminophen formulation; and,

•	The initiation of the clinical program for our first abuse-deterrent combination products.

Labopharm 2008 Annual Report	19

Positive outcomes for these milestones could result in Labopharm having multiple products on the market, generating revenue, in the next several years.

In closing, I would like to express my gratitude to all of our employees, whose unwavering pursuit of excellence has contributed so much to our success. I would also like to thank our Board of Directors for their strong support, valuable counsel and guidance. Finally, I would like to thank you, our shareholders, for your continued support.

(signed) James R. Howard-Tripp President and Chief Executive Officer March 20, 2009

Financial Section

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

The following information should be read in conjunction with our audited consolidated financial statements as at December 31, 2008 and 2007 and related notes thereto. Our audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These differ in some respects from GAAP in the United States (“US GAAP”). The Management’s Discussion and Analysis provides a review of the performance of the Company for the year ended December 31, 2008, as compared to the year ended December 31, 2007 and for the year ended December 31, 2007, as compared to the year ended December 31, 2006. This review was performed by management with information available as at February 25, 2009. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “could”, “would”, “predict”, “potential”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to:

•	our plans to develop and commercialize product candidates and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;

•	clinical development of our product candidates, including the results of current and future clinical trials;

•	the benefits of our drug delivery technologies and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our product candidates;

•	our selection and licensing of product candidates;

•	our ability to attract distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•

sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the manufacturing capacity of third-party manufacturers for our product candidates; and

•	other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form for the year ended December 31, 2008 filed on SEDAR.

The forward-looking statements we make in this Management’s Discussion and Analysis reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as of the date of this document. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in thousands of Canadian dollars or other currencies, except per share data, unless otherwise indicated.

OVERVIEW

We are an international, specialty pharmaceutical company focused on optimizing the performance of existing drugs by incorporating our proprietary, advanced controlled-release technologies. The global commercialization program for our lead product, a once-daily formulation of the analgesic tramadol, is underway and we have multiple follow-on products in the later stages of development. Our once-daily tramadol product has been commercially launched in 15 countries and we are continuing to pursue launches in additional countries. Following regulatory approval in the U.S. by the Food and Drug Administration (FDA) in December 2008, we expect our product to be launched in that country by our marketing

22	Labopharm 2008 Annual Report

partner, Purdue Pharma Products L.P. [“Purdue Pharma”], in the second quarter of 2009. Our second product, a once-daily formulation of trazodone, for the treatment of major depressive disorder (MDD) is under regulatory review in the United States with an action date under the Prescription Drug User Fee Act (PDUFA) of July 18, 2009. Our third product, a twice-daily formulation that combines the analgesics tramadol and acetaminophen, is in a pivotal Phase III study with results expected in the second quarter of 2009. We are also developing a series of abuse deterrent products based on our proprietary Contramid®-based technology platform. In addition, we have other products in development utilizing both our Contramid and our polymeric nano-delivery system™ (PNDS™) technologies.

Our global commercialization program for our once-daily tramadol product recognizes three markets – the United States, Europe and the rest of the world – in each of which we are marketing our product primarily through licensing and distribution arrangements with local pharmaceutical companies. To date, we have entered into agreements for the distribution of our product in a number of countries globally, including the United States, most European countries, Canada, South Korea, Australia, Israel, Turkey, and Brazil. We are pursuing licensing and distribution agreements for other key markets around the world and are in discussions with potential partners to commercialize our product in other jurisdictions. We have either obtained regulatory approval, submitted applications for regulatory approval or are preparing to submit regulatory applications in over 40 countries.

In the United States, our once-daily tramadol product received regulatory approval from the FDA in December 2008. We are working with our marketing partner for the U.S., Purdue Pharma, to prepare for launch in that country which we expect will be in the second quarter of 2009.

In Europe, our once-daily tramadol was launched initially in Germany in November 2005 and has since been launched in the Czech Republic, Slovakia, Italy, Spain, the United Kingdom, France, Belgium, Poland, Austria and Romania, and further launches are being pursued. In the United Kingdom, we terminated our agreement with Recordati during the third quarter of 2008 and reacquired the sales and marketing rights to our once-daily tramadol product (TradorecTM XL). Late in the third quarter of 2008 we engaged a pilot-scale six person sales force through a contract sales organization in order to self promote our product in certain strategic territories of the United Kingdom. We have since been selling products directly to wholesalers and generating higher gross margins on product sales. Although early in the process, we are closely monitoring the results of our sales efforts and will be re-evaluating our strategy during 2009.

In the rest of the world, our product has been launched in Canada, South Korea and Australia. In the fourth quarter of 2008, we delivered products for the first time in Israel. Subsequent to year-end, GlaxoSmithKline and we mutually agreed to terminate our agreement for distribution of our once-daily tramadol product in Mexico and 20 other Latin American and Caribbean countries. In February 2009, we signed an exclusive distribution and license agreement with Zambon Laboratórios Farmacuticos Ltda (Zambon) for Brazil. Together with Zambon, we have initiated the regulatory submission process to the Brazilian authorities and expect approval and subsequent launch of our product in Brazil in early 2010. We are pursuing discussions with other potential partners for distribution throughout Latin America.

Our novel once-daily formulation of trazodone, a serotonin antagonist reuptake inhibitor (SARI), was developed to address unmet needs in the US$20 billion global market for antidepressants. It is recognized that a major challenge in treating depression is poor patient compliance with taking their medication due to slow onset of action, exacerbation of sleep disturbance, agitation, sexual dysfunction and weight gain. We believe that our novel trazodone formulation can not only effectively treat Major Depressive Disorder but also address some of these challenges. Our North American Phase III placebo-controlled clinical trial (04ACL3-001) demonstrated that our trazodone formulation achieved statistical significance for the primary endpoint in the reduction of depression, significantly improved patient sleep patterns and had a favourable side effect profile, including low rate of sexual dysfunction and no weight gain versus placebo. Our New Drug Application (NDA) for our novel trazodone formulation is under regulatory review with the FDA with a PDUFA action date of July 18, 2009. We are also aiming to submit a regulatory application in Canada during 2009, following the completion of a required pharmacokinetic study. We have begun planning for commercialization, including product branding and positioning, market analysis and assessment, and preliminary pricing studies, and have initiated the transfer of the manufacturing process to a third-party commercial manufacturing site. In addition, we are in discussions with potential licensing and distribution partners for the U.S. and Canada.

Our twice-daily formulation of tramadol plus acetaminophen is designed to provide both immediate and sustained relief of moderate to severe pain. The pharmacokinetic study for our twice-daily tramadol and acetaminophen combination formulation demonstrated bioequivalence when compared with reference U.S. and European four-times-a-day products. Based on its potential efficacy, safety and convenience, we believe that our formulation could compete in the US$7 billion global market for prescription drugs that address acute pain. Our formulation is the subject of a pivotal Phase III clinical trial in North America (06CCL3-001), the results of which we expect to announce in the second quarter of 2009. We have initiated discussions with potential licensing and distribution partners in Europe, the U.S. and Canada.

Controlled-release medications offer significant value to patients, however, the misuse and abuse of some of these products, in particular some widely prescribed analgesics, is a serious and growing problem that can result in potentially dire consequences for patients and which creates significant risk for drug manufacturers. We believe the novel properties of our misuse and abuse deterrent technology will allow us to address not only intentional abuse of these drugs but also accidental misuse by legitimate patients, by far the larger of the two at-risk user groups.

Labopharm 2008 Annual Report	23

In addition, we believe our technology can be applied to combination drug products such as analgesics that contain active ingredients for both immediate and sustained pain relief. Preclinical in vitro proof of principle studies and a pharmacokinetic study of our technology platform using tramadol demonstrated controlled-release characteristics that were maintained under a variety of conditions intended to mimic acts of misuse or abuse. We expect to initiate pharmacokinetic studies on a first combination product in 2009.

In addition to those products based on our Contramid technology, we are developing product candidates based on our PNDS technology for the delivery of water-insoluble and poorly bioavailable drugs. Our research and development activities to date include proof of concept studies that have been completed for a novel, lipid- and preservative-free formulation of the intravenous anaesthetic propofol using our PNDS intravenous platform, as well as for SN-38, a currently intravenously administered colon cancer drug that we have formulated for oral administration using our PNDS oral platform. We are currently in discussions with potential partners with respect to the further development of our novel propofol formulation.

Our Goal

Our goal is to leverage the successful global commercialization of our once-daily tramadol product to build a portfolio of commercialized products that generate revenue for the Company. We will do this by advancing our product candidates from the formulation stage through clinical development and regulatory approval to marketing and sales. We believe that full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

Revenue

Revenue from product sales, corresponding gross margin, and royalties will be the key drivers of our performance as we pursue our activities. Through our license and distribution agreements, we expect to continue to launch our once-daily tramadol product in various markets throughout 2009 and beyond. The contribution of our once-daily tramadol product will vary for each country because of specific market conditions and/or pricing policies. It is difficult to estimate the timing of product launches in various countries because of the regulatory and/or pricing approval processes required before we can market our once-daily tramadol in each jurisdiction. Since 2002, we have secured distribution and license agreements for marketing and distribution of our once-daily tramadol product that cover a number of countries, and which have generated $39,600 to date in licensing payments. We believe that revenue growth should also be sustained by the additional products in our pipeline as we move them to commercialization.

Research and Development Expenses

Our research and development expenses to date consist primarily of fees paid to outside parties to conduct our clinical studies, manufacturing process validation, analytical testing or other services, salaries and related personnel expenses, materials and laboratory supplies and costs for our facilities and equipment. Our research and development expenses have fluctuated significantly from period to period in the past and are likely to do so in the future as they are impacted by the progress related to our development efforts.

Selling, General and Administrative Expenses

As we expand our operations in order to become a global commercial organization with significant product sales, our selling, general and administrative expenses should increase as we build our infrastructure for our sales, marketing, manufacturing, and product support efforts. These incremental costs to support increasing commercial operations and product sales are necessary in order for us to remain a global organization with increasingly diverse operations, as we move away from a primary focus on research and development activities.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, we adopted the following Handbook Sections, released by the Canadian Institute of Chartered Accountants (“CICA”):

Section 1535, Capital Disclosures, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 23 of our consolidated financial statements.

Section 3862, Financial Instruments – Disclosures, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Disclosure requirements pertaining to Section 3862 are contained in note 24 of our consolidated financial statements.

Section 3863, Financial Instruments – Presentation, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861, Financial Instruments - Disclosure and Presentation. The adoption of this section had no impact on our consolidated financial statements.

24	Labopharm 2008 Annual Report

Section 3031, Inventories, replaces the previous standard for inventories, Section 3030. The application of this new section had an impact on our measurement of inventories. Under the new section, inventories should be measured at the lower of cost and net realizable value, while prior to the adoption of the new section, we valued our raw materials at the lower of cost and replacement cost. The transitional provision of the section required that the standard be applied to the opening inventory balance of the period, with any resulting adjustment recorded to the opening deficit. This change in the measurement method of raw materials resulted in an increase of $100 to the carrying value of raw materials as at January 1, 2008 and consequently the opening balance of deficit was reduced by $100. Prior periods were not restated. The adoption of this section had no other impact on our consolidated financial statements.

Section 1400, General Standards of Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The adoption of this section had no impact on our consolidated financial statements.

SELECTED ANNUAL INFORMATION

The following selected annual information is derived from our audited consolidated financial statements for each of the three most recently completed financial years:

	YEAR ENDED DECEMBER 31, 2008	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006
Revenue	22,014	18,998	15,874
Net loss	(40,527)	(36,575)	(23,865)
Basic and diluted net loss per share	(0.71)	(0.64)	(0.46)
Total assets	69,851	99,539	128,634

Long-term liabilities
Total deferred revenue	13,862	21,408	24,509
Total obligations under capital lease	5,613	5,816	5,840
Total long-term debt	23,643	13,647	7,821

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. We have identified the following accounting policies that we believe require application of management’s most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our actual results could differ from these estimates and such differences could be material.

Revenue Recognition

We recognize revenue from product sales, research and development collaborations, and licensing arrangements, which may include multiple elements. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting, if certain criteria are met. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Product sales – Revenue from sales of products is recognized, when the product is shipped to our customers, provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped, when the selling price is fixed and determinable, and collectibility is reasonably assured. Product sales subject to price adjustments are reduced by the estimated future price reduction payable by us according to the underlying agreement, based on our historical experience. Milestone payments received upon the achievement of a predetermined sales level are recorded as revenue from product sales when the predetermined sales level is reached and collectibility is reasonable assured. Our products are indirectly subject to pricing regulations in certain markets.

Licensing revenue – For up-front non-refundable licensing payments, revenue is deferred and recognized on a straight-line basis during the term over which we maintain substantive contractual obligations. For any portion of an up-front licensing payment that is subject to a refund, the revenue is deferred. Once the refund condition lapses, revenue is recognized on a straight-line basis during the term over which we maintain substantive contractual obligations. Milestone payments, excluding payments receivable upon the achievement of a predetermined sales level, are immediately recognized as licensing revenue when the underlying condition is met, the milestone is not a condition to future deliverables, and collectibility is reasonably assured. Otherwise, they are recognized over the remaining term of the underlying agreement or the term over which we maintain substantive contractual obligations. Amounts received in advance of recognition are included in deferred revenue. The term over which milestone payments are recognized as revenue can be revised if the period over which we expect to maintain substantive contractual obligations changes following significant events or circumstances.

Labopharm 2008 Annual Report	25

In 2005, we received a non-refundable up-front licensing payment of $23,100 [US$20,000] from Purdue Pharma, which was being recognized as revenue on a straight-line basis until July 2011, which was the estimated term over which we had substantive contractual obligations. During the third quarter of 2008, we changed the estimated period over which the remaining balance of deferred revenue will be recognized to income, based on regulatory developments which shortened the estimated period over which we expect to have substantive contractual obligations towards Purdue Pharma, namely supplying products for an initial eighteen-month period post-launch, currently estimated to be until November 2010. This period may be shortened or extended further if future events modify the expected term over which we maintain substantive contractual obligations to Purdue Pharma. Prior to July 1, 2008, we were recognizing $679 per quarter as licensing revenue with respect to this up-front payment; following this change in estimate, the amount is $867.

Impairment Loss on Long-term Investment

At December 31, 2008, we held Canadian third-party asset-backed commercial paper (“ABCP”) with a face value of $5,751. At the date we acquired this investment in May 2007, it was rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper by DBRS. This investment matured on October 15, 2007 but, as a result of illiquidity in the Canadian ABCP market, it did not settle on maturity. This ABCP has not traded in an active market since mid-August 2007 and as a result, we have considered our ABCP investment impaired and have since classified it as a long-term investment.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors on an agreement in principle to a long-term proposal and interim agreement to convert the ABCP into long-term asset backed securities maturing no earlier than the scheduled maturity of the underlying assets (“New Notes”). On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed (the “Committee”). The Committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process.

On March 20, 2008, the Committee issued an information statement (the “Information Statement”) containing details about the proposed restructuring. The restructuring proposal received investor approval in April 2008, and Court approval in June 2008. However, the proposal was the subject of appeals to the Ontario Court of Appeal and the Supreme Court of Canada. In September 2008, the Supreme Court of Canada denied all the appeals, thus clearing the way for implementation of the restructuring plan.

Since the restructuring process began, we have been estimating the fair value of our ABCP using a methodology that estimates the characteristics of the New Notes using a variety of quantitative and qualitative market inputs, using a probability weighted discounted cash flow model. Pursuant to the Montreal Proposal, we will receive $5,683 (face value) of the New Notes of various classes (class A-1, A-2, B, and C) issued by a trust called Master Asset Vehicle II. The New Notes will be supported by a pool of leveraged super senior credit default swaps, unlevered collateralized debt obligations as well as traditional assets and cash. The leveraged assets supporting these notes have access to credit facility that can be drawn upon in the event that a margin call is triggered and more collateral must be posted. Additionally, these particular assets are subject to an 18-month moratorium on margin calls, which will insulate them from market volatility for that period. This moratorium will expire in mid-2010.

Under the restructuring, we will receive class A-1, class A-2, class B and class C notes with face values of $1,748, $3,187, $578, and $170, respectively, and having maturities of approximately eight years. It is expected that the class A-1 and A-2 notes, will pay, on a quarterly basis, floating rate interest equivalent to Bankers’ Acceptance rate less 0.5%. The class B and C notes are expected to accrue interest that will be paid on maturity only after the class A-1 and A-2 notes are fully repaid.

The recalibration of the valuation model as at December 31, 2008 based on current available information resulted in an estimated fair value of our ABCP of $3,178. For the year ended December 31, 2008, we recorded an impairment charge of $1,291 [2007 – $1,474] as a reduction in fair value since the loss is considered to be other than temporary. Of this amount, $691 [2007 – nil] was recorded in the first quarter, $400 [2007 – $874] was recorded in the third quarter, and $200 [2007 – $600] was recorded in the fourth quarter of 2008.

This estimated fair value of the ABCP, which represents approximately 56% [2007 – 76%] of the face value of the New Notes as at December 31, is detailed as follows:

	2008 $	2007 $
Investment cost	5,640	5,640
Accrued interest	303	163
Cumulative impairment charge	(2,765)	(1,474)

Estimated fair value	3,178	4,329

The most significant variable in the valuation of our ABCP is the discount rate or the yield that prospective investors will require. A weighted average discount rate of 10.6% [2007 – 6.5%] was used in the fair-value estimate of our ABCP. An increase in the estimated discount rates of 1% would reduce the estimated fair value of our investment in ABCP by approximately $196. Accordingly, we conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated fair value of our ABCP ranging from $2,888 to $3,475. Since the fair value of the resulting securities is determined using a discounted cash flow approach, and is based on our assessment of market conditions as at December 31, 2008, the fair values reported may change materially in subsequent periods.

26	Labopharm 2008 Annual Report

In July 2008, we entered into an agreement with the parent company of the broker through which we had purchased our ABCP. Under this agreement, we will be able to borrow an amount up to 45% of the face value of the New Notes for a three-year period. At the end of the three-year period, the value of the New Notes will be guaranteed by the said parent company to be at least 45% of their face value, such that the our potential loss will be limited, should market conditions substantially change unfavourably. This agreement is conditional upon approval by our long-term debt holder.

Impairment of Long-lived Assets

Property, plant and equipment and intangible assets including intellectual property are regularly reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires us to make significant estimates on expected revenues from the commercialization of our products and services and the related expenses. If such assets are considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year. We have not recorded write-downs for any of our property, plant and equipment and other long-lived assets as of December 31, 2008 and 2007.

Refundable Investment Tax credits

We incur research and development expenditures which are eligible for refundable investment tax credits from the government of the Province of Québec. The investment tax credits recorded are based on our estimates of amounts we expect to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. The amount of research and development tax credit receivable recorded as at December 31, 2008 is $1,274.

Valuation Allowance on Future Tax Assets

We recorded a valuation allowance on all future tax assets related primarily to operating losses and research and development expenses carry-forwards, except for those required to meet future tax liabilities and certain future tax assets in the U.S. totalling $145. We have concluded that the related tax benefits, except as noted above, are more likely than not, not to be realized based on our historical results and estimated future taxable income and tax planning strategies in the related jurisdictions. The implementation of tax planning strategies or the generation of future taxable income in these jurisdictions could result in the recognition of some portion or all of these carry-forwards, which could result in a material increase in our results of operations through the recovery of future income taxes.

Canada Revenue Agency Audit

We are being audited by the Canada Revenue Agency [“CRA”] with respect to the 2002 sale, to our foreign subsidiaries, of an undivided interest in certain of our intellectual property rights, and with respect to our international operations. The possible outcomes of this audit are multiple and are uncertain at this time.

The CRA has verbally advised us of its intent to issue a proposal for the reassessment of our tax returns on the basis of a proposed recharacterization of our operations and the 2002 intellectual property sale to the foreign subsidiaries, under paragraphs 247(2) (b) and (d) of the Income Tax Act. The effect of a recharacterization should be that from a Canadian tax perspective, all intellectual property would be recharacterized as being completely owned by the Canadian entity rather than jointly owned with the various foreign entities. The general impact should be a significant increase in the loss carryforwards for Canadian federal and provincial tax purposes, partly offset by a decrease in loss carry-forwards in Ireland and Barbados. Since the tax benefit of these loss carry-forwards is currently offset by the valuation allowance, there should be no impact on the current consolidated balance sheet or statements of operations except as noted hereafter with respect to federal investment tax credit claims. No income tax should currently be payable. In addition, when we become profitable and have used up all our loss carry-forwards, our effective tax rates would be higher since a greater portion of our revenue would be deemed taxable in Canada.

We would also be required to adjust our claims for federal non-refundable investment tax credits recognized in the amounts of $2,667 and $2,084 for the years ended December 31, 2007 and 2006, respectively, which would result in an annual increase in research and development expenses and a corresponding reduction of income tax expense in each year.

Once the proposal is received, we will evaluate our options to defend against the proposed assessment. We believe that the way we manage and have managed our international operations are in compliance with the Income Tax Act. These matters are nevertheless under review with the CRA. We believe we have taken adequate reserves to address the potential valuation issues with respect to the amount at which the assets were sold in 2002, through a reduction in future income tax assets of $2,072 in 2006 and a corresponding reduction in the valuation allowance. The ultimate resolution of these matters could result in material adjustments to the amounts provided in the accounts.

Labopharm 2008 Annual Report	27

Stock-based compensation

We account for our stock option plan for our directors, executives and employees, using the fair value method. The fair value of stock options at the grant date is determined using the Black-Scholes option pricing model and expensed over the vesting period of the options. Assumptions that affect our application of the fair value method include the determination of the volatility of our share price and the expected life of the options issued. We also estimate the number of awards that are expected to be forfeited at the time of grant and we revise this estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Allowance for Doubtful Accounts

We review our accounts receivable on a regular basis to determine if any receivables have a high risk of being uncollectible, and include these in our allowance for doubtful accounts. Based on the information available, we believe the allowance for doubtful accounts is appropriate; however, actual write-offs might exceed the recorded allowance. As at December 31, 2008, we did not have an allowance for doubtful accounts.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenue

For the year ended December 31, 2008, total revenue amounted to $22,014 compared to $18,998 for the year ended December 31, 2007.

For the year ended December 31, 2008, product sales were $13,158, representing a 10.2% increase over the $11,935 recorded for the year ended December 31, 2007 and consisted of sales of our once-daily tramadol product. The year over year increase is primarily attributable to higher average selling prices per tablet compared to 2007, due primarily to a more favourable country mix, combined with an increase in volume. In 2008, we initiated shipments in Romania, South Korea, Australia and Israel.

During 2008, we recognized licensing revenue of $8,856, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for once-daily tramadol. Licensing revenue for the year ended December 31, 2007 was $5,846. The increase is primarily explained by the fact that during the year ended December 31, 2008, we reached an agreement with Recordati Ireland Ltd. (“Recordati”) to reacquire the sales and marketing rights to our once-daily tramadol product for the United Kingdom. Under the terms of this agreement, we received a payment of $1,118 [€700] from Recordati, of which $106 was in consideration of an account receivable related to a portion of a milestone payment previously recognized, and repurchased finished goods inventory for a cash consideration of $269. Prior to the conclusion of this agreement, we were recognizing as licensing revenue $102 per quarter on a straight-line basis for licensing payments previously received from Recordati. Following the conclusion of this agreement we have no further substantive contractual obligations towards Recordati and the balance of the deferred licensing payments previously received and amounting to $3,411 was recognized as licensing revenue, together with the unrecognized portion of the $1,118 payment.

For the year ended December 31, 2007, revenue generated from research and development collaborations amounted to $1,217 while there was no revenue generated from research and development collaborations in the current year. This revenue was derived from our relationship with an existing partner under which we were engaged to develop additional dosage strengths of our once-daily tramadol.

Cost of Goods Sold

For the years ended December 31, 2008 and December 31, 2007 cost of goods sold (excluding amortization) were $5,818 and $7,216, respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product.

Cost of goods sold for the year ended December 31, 2008 includes an inventory write-down, net of subsequent reversals, of $255, primarily in relation to the finished goods inventory which we repurchased from Recordati as part of the termination agreement. The write-down was necessary due to the relatively low remaining shelf life of these products and our estimate of their net realizable value. During the year ended December 31, 2007, following the receipt of the second approvable letter from the FDA for our once-daily tramadol product, we recorded a net write-down of $1,422 for previously capitalized inventory costs and related deposits to contract manufacturers, which we had incurred in anticipation of U.S. approval expected in June 2007, and our plan to launch as quickly as possible thereafter. These costs had been capitalized prior to regulatory approval, based on our best estimate of the timing of the launch. Additionally during, 2007, we settled a dispute with a vendor in relation to services performed in 2006. As a result of this settlement, we reversed, in cost of goods sold, previously recorded accounts payable to the vendor totalling $236.

28	Labopharm 2008 Annual Report

Excluding the aforementioned adjustments, gross margin as a percentage of product sales revenue is 56.9% for the year ended December 31, 2008 compared to 50.4% for the year ended December 31, 2007.

	FOR THE YEARS ENDED
	DEC. 31, 2008	DEC. 31, 2007	VARIANCE
Gross margin %, as reported	55.8%	39.5%	16.3%
Adjusted gross margin %	56.9%[1]	50.4%[2]	6.5%

[1]	Adjusted to exclude the $255 inventory write-off and a 2007 royalty provision reversal of $105 adjusted in 2008.
[2]

Adjusted to exclude the U.S. related inventory write-down of $1,422, a $105 royalty expense over-accrual, and to exclude the favourable adjustment of $236 relative to a dispute settlement. The $105 adjustment for the royalty expense over-accrual was not considered in the adjusted gross margin presented in the previous year’s Management’s Discussion and Analysis as it was our best estimate at the time, prior to the finalization of the royalty agreement.

In 2008, the increase in our adjusted gross margin percentage compared to 2007 reflects primarily lower packaging costs. The reduction in our packaging costs is the result of pricing negotiations with our vendor, and reflects our continued efforts to reduce our costs of goods sold to improve our gross margin. Our gross margin will vary primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses (before government assistance) for the year ended December 31, 2008 were $25,339 compared to $27,568 for the year ended December 31, 2007. The decrease is primarily due to lower clinical trial expenses. In 2008, despite an increased level of clinical trial activity, clinical trials expenses were relatively lower, primarily because the Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetaminophen (06CCL3-001) is significantly less expensive than the Phase III clinical trial for our once-daily formulation of trazodone (04ACL3-001). Additionally, non-cash stock-based compensation expense included in research and development expenses decreased by $568, as the fair value of the options granted was significantly lower, due to the relatively lower average stock price during the year. We are also scaling-down on certain early stage research and development programs by way of postponement of high cost third-party development activities. These decreases were partially offset by the filing fees of $1,196 associated with the submission to the FDA of our NDA for our once-daily trazodone product.

Research and development tax credits for the year ended December 31, 2008 were $1,888 compared to $3,985 in the previous year. During the first quarter of 2008, we released reserves of $614 following the audit by the tax authorities of our provincial research and development tax credit claims for the years 2004 to 2006.

The research and development tax credits by jurisdiction are as follows:

FOR THE YEARS ENDED DECEMBER 31:	2008 $	2007 $
Canadian federal research and development tax credits	—	2,667
Provincial research and development tax credits	1,888	1,318

	1,888	3,985

In 2007, we had chosen not to deduct from our taxable income certain discretionary research and development expenses which have an unlimited carry-forward period in order to generate a Canadian federal tax expense, allowing us to utilize a corresponding amount, as indicated in the previous table, of non-refundable Canadian research and development tax credits which have a limited carry-forward period. The Canadian government has announced future reductions in Canadian federal corporate income tax rates and longer carry-forward periods for the non-refundable Canadian research and development tax credits. As a result, we have revised our tax planning strategy in 2008 and have now chosen to deduct our discretionary research and development expenses, thereby not generating a Canadian federal tax expense and not claiming Canadian research and development tax credits. This will allow us in the future to utilize our tax credits to offset a larger amount of taxable income. The impact of this change in strategy for 2008 is that research and development expenses net of government assistance is higher than they would have been should we have used the same approach as 2007, income tax expense is lower, and our tax credits carry-forwards are higher.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2008 were $26,396 compared to $20,335 for the year ended December 31, 2007, an increase of $6,061 or 30%. The increase is primarily due to legal fees of $5,758 recorded in 2008. In relation with the enforcement of certain U.S. patents held by Purdue Pharma which are related to our once-daily tramadol product, Purdue Pharma and we initiated discussions with respect to the sharing of the legal costs involved with the enforcement of this intellectual property. As a good faith gesture, on July 30, 2008, we deposited with Purdue Pharma an amount of $924 which was recorded in selling, general and administrative expenses in the quarter ended June 30, 2008. Considering that our once-daily tramadol product was approved in the U.S. on December 30, 2008, we have agreed to pay an additional amount of $4,834 for our share of legal costs incurred up to December 31, 2008 and we have accordingly accrued for such amount and recorded a corresponding selling, general and administrative expense.

Labopharm 2008 Annual Report	29

The increase in selling, general and administrative expenses is also attributable to higher headcount and related compensation expenses, together with increased sales and marketing expenses, including costs related to the creation and maintenance of a sales force for the promotion of our product in the United Kingdom, increased market research and analysis for the most advanced products of our portfolio, and expenses related to the branding of our once-daily trazodone and our twice-daily tramadol and acetaminophen products. This increase was partially offset by a decrease of $1,271 in non-cash stock-based compensation expense. A similar number of options was granted in 2008 and 2007, however the grant date fair value of the options was significantly lower in 2008 due to the relatively lower average stock price, as described previously.

Financial Expenses

Financial expenses for the year ended December 31, 2008 were $3,133 compared to $1,931 for the year ended December 31, 2007. The increase is primarily attributable to the higher average outstanding long-term debt balance in 2008, following the US$15,000 debt financing in December 2007 and the additional US$5,000 drawdown in October 2008.

Impairment Loss on Long-term Investment

As previously discussed, we recorded an impairment loss of $1,291 on our long-term investment for the year ended December 31, 2008, compared to an impairment loss of $1,474 for the year ended December 31, 2007. The impairment represented the difference between our estimate of the fair value, and the acquisition cost of our long-term investment together with the related accrued interest. It is reasonably possible that the amount ultimately recovered may differ materially from this estimate.

Depreciation and Amortization

For the year ended December 31, 2008 depreciation and amortization amounted to $2,150 compared with $1,974 for the year ended December 31, 2007, increasing as a result of the depreciation or amortization of the additional capital assets acquired during 2008 and 2007, including laboratory equipment, information technology and office equipment, and internally generated patents and other intellectual property rights.

Interest Income

Interest income for the year ended December 31, 2008 was $1,874 compared with $3,478 for the year ended December 31, 2007. The decrease is primarily attributable to a lower average cash and investment balances, combined with lower average rates of return earned on our investments in 2008.

Foreign Exchange Loss (Gain)

For the year ended December 31, 2008 we recorded a foreign exchange loss of $2,235, compared to a loss of $37 for the year ended December 31, 2007. The 2008 foreign exchange loss resulted from the relative weakening of the Canadian dollar versus the US dollar and the unfavourable impact this fluctuation had on our term loan, which is denominated in US dollars, partly offset by the corresponding favourable impact on the portion of our cash balance denominated in US dollars. However, as at December 31, 2008, we held US$9,683 of marketable securities for which an unrealized foreign exchange gain of $1,284 is recorded on our balance sheet in accumulated other comprehensive income. Once these investments mature in 2009, any realized gain or loss will then be recorded in income. In 2007 our various foreign exchange gains and losses compensated each other.

Income Taxes

For the year ended December 31, 2008, income tax recovery amounted to $59 compared to an income tax expense $2,501 for the year ended December 31, 2007. As previously discussed, in 2007 we had not deducted certain discretionary research and development expenses in order to generate a Canadian federal tax expense, thus allowing us to utilize our non-refundable Canadian federal research and development tax credits, contrary to the tax planning strategy utilized in 2008.

Net Loss and Net Loss Per Common Share

Net loss for the year ended December 31, 2008 was $40,527 or $0.71 per common share, compared with $36,575 or $0.64 per common share, for the year ended December 31, 2007. The increase in net loss is primarily the result of higher selling, general and administrative expenses primarily due to the patent litigation costs, higher foreign exchange loss and financial expense, and lower interest income, partially offset by higher revenues and lower income taxes.

Year ended December 31, 2007 compared to year ended December 31, 2006

Revenue

For the year ended December 31, 2007, total revenue amounted to $18,998 compared to $15,874 for the year ended December 31, 2006.

For the year ended December 31, 2007, product sales were $11,935 compared to $6,863 for the year ended December 31, 2006 and consisted of sales of our once-daily tramadol product. The year over year increase was primarily attributable to the fact that, having initiated shipments in several new countries in the fourth quarter of 2006, we benefited from a full year of sales in these countries in 2007. We additionally initiated shipments in the following countries in 2007: Austria, Canada and Poland. In 2007, lower

30	Labopharm 2008 Annual Report

average selling prices per tablet compared to 2006 resulting primarily from significant sales in 2006 in one particular market with higher selling prices, were more than offset by the increase in volume. Sales in Belgium, Canada, France, Germany, Italy and Poland included the sale of samples for the initial promotion of the product.

During 2007, we recognized licensing revenue of $5,846, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for once-daily tramadol. Licensing revenue for the year ended December 31, 2006 was $9,011. The decrease in licensing revenue recognized was attributable to the two extensions of the estimated term over which we are recognizing the up-front payment of US$20 million previously received from Purdue Pharma, following receipt of the two FDA approvable letters in September 2006 and May 2007. This up-front payment is recognized on a straight-line basis over the term during which we will be maintaining substantive contractual obligations to Purdue Pharma, namely pursuing regulatory approval in the U.S., and supplying product for an initial eighteen-month period post launch, as per our agreement.

For the year ended December 31, 2007, revenue generated from research and development collaborations amounted to $1,217 while there was no revenue generated from research and development collaborations in the year ended December 31, 2006. This revenue was derived from our relationship with an existing partner under which we were engaged to develop additional dosage strengths of our once-daily tramadol.

Cost of Goods Sold

For the year ended December 31, 2007 and December 31, 2006 cost of goods sold (excluding amortization) was $7,216 and $4,940, respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product.

During the year ended December 31, 2007, following the receipt of the second approvable letter from the FDA for our once-daily tramadol product, we recorded a write-down of previously capitalized inventory costs and related deposits to contract manufacturers, which we had incurred in anticipation of U.S. approval expected in June 2007, and our plan to launch as quickly as possible thereafter. These costs had been capitalized prior to regulatory approval, based on our best estimate of the timing of the launch. This write-down, net of the costs recovered, amounted to $1,422. During fiscal 2006, we recorded a $1,422 write-off of inventory, which we considered had not been manufactured according to specifications by a supplier. We had rejected these non-conforming products and were seeking appropriate compensation from the supplier in accordance with the terms of the supply agreement. During the third quarter of fiscal 2007, we came to an agreement regarding this dispute and as a result we reversed, in cost of goods sold, previously recorded accounts payable to the vendor totalling $236.

Excluding the above-mentioned adjustments, gross margin as a percentage of product sales revenue is 49.5% for the year ended December 31, 2007 compared to 48.7% for the year ended December 31, 2006.

	FOR THE YEARS ENDED
	DEC. 31, 2007	DEC. 31, 2006	VARIANCE
Gross margin %, as reported	39.5%	28.0%	11.5%
Adjusted gross margin %	49.5%[1]	48.7%[2]	0.8%

[1]	Adjusted to exclude the U.S. related inventory write-down of $1,422 and to exclude the favourable adjustment of $236 relative to a dispute settlement.
[2]	Adjusted to exclude the $1,422 inventory write-off.

For the year ended December 31, 2007, the increase in our adjusted gross margin percentage compared to 2006, reflects primarily lower manufacturing costs, which were offset by lower average selling prices per tablet and by the royalty expense which is effective since January 2007. Since the fourth quarter of 2006, we have manufactured tablets exclusively from our large-scale supplier at a significantly lower manufacturing cost per tablet, whereas for the first nine months of 2006, we manufactured exclusively at a small-scale manufacturer at a higher cost per tablet.

Our gross margin will vary, primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses (before government assistance) for the year ended December 31, 2007 were $27,568 compared with $19,132 for the year ended December 31, 2006. This increase is primarily the result of higher clinical trial activity. In 2007, clinical trial costs were considerably higher as we conducted our Phase III clinical trial for our once-daily formulation of trazodone (study 04ACL3-001), as well as several pharmacokinetic and other studies for various products in our pipeline, while clinical trial activity in 2006 was relatively low. In addition, during the year ended December 31, 2007, we have expanded our research and development team and our activities as we pursue development of existing and new product candidates for our product pipeline.

Research and development tax credits for the year ended December 31, 2007 were $3,985 compared to $3,078 in the previous year. The research and development tax credits by jurisdiction are as follows:

FOR THE YEARS ENDED DECEMBER 31:	2007 $	2006 $
Canadian federal research and development tax credits	2,667	2,084
Provincial research and development tax credits	1,318	994

	3,985	3,078

Labopharm 2008 Annual Report	31

We have chosen not to deduct from our taxable income certain discretionary research and development expenses which have an unlimited carry-forward period in order to generate a Canadian federal tax expense, in order to utilize a corresponding amount, as indicated in the previous table, of non-refundable Canadian research and development tax credits which have a limited carry-forward period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2007 were $20,335 compared to $16,598 for the year ended December 31, 2006, an increase of $3,737 or 23%. The increase is primarily due to higher headcount and related compensation expense, increased legal and patent consulting fees, incremental costs related to our NASDAQ listing as well as marketing and other operational costs as we transition from a company with a focus on research and development to a more diversified commercial operation. Non-cash stock-based compensation expense included in selling, general and administrative expenses increased by $1,180 in 2007 primarily due to the timing of option grants to executives. In 2006, the Board of Directors decided that annual option grants to executive officers will be held after the approval of the annual financial statements, to better align remuneration with the Company’s financial performance, rather than prior to year-end and, as such, no stock options were granted to the executive officers in 2006.

Financial Expenses

Financial expenses for the year ended December 31, 2007 were $1,931 compared to $2,654 for the year ended December 31, 2006. The decrease is primarily due to the reduction of interest expense on the declining balance of our 2005 term loan.

Impairment Loss on Long-term Investment

For the year ended December 31, 2007 we recorded an impairment loss of $1,474 on our long-term investment. The impairment represented the difference between our estimate of the fair value, and the acquisition cost of our long-term investment together with the related accrued interest.

Depreciation and Amortization

For the year ended December 31, 2007 depreciation and amortization amounted to $1,974 compared with $1,744 for the year ended December 31, 2006, increasing as a result of the depreciation or amortization of the additional capital assets acquired during 2006 and 2007, including primarily laboratory equipment, information technology equipment and licenses and trademarks.

Interest Income

Interest income for the year ended December 31, 2007 was $3,478 compared with $3,379 for the year ended December 31, 2006. The increase is primarily attributable to a higher average rate of return earned on our investments in 2007.

Foreign Exchange Gain (Loss)

For the year ended December 31, 2007 we recorded a foreign exchange loss of $37, compared to a gain of $1,008 for the year ended December 31, 2006. The gain in 2006 was explained primarily by the favourable impact of the currency fluctuation on our Euro denominated cash balances whereas in 2007 our various foreign exchange gains and losses compensated each other.

Income Taxes

For the year ended December 31, 2007, income tax expense amounted to $2,501 compared to $2,136 for the year ended December 31, 2006. For fiscal 2007 and 2006, we have not deducted certain discretionary research and development expenses, in order to record sufficient Canadian Federal taxable income to allow us to utilize our non refundable Canadian Federal research and development tax credits. These Canadian Federal research and development tax credits have a limited carry-forward period, whereas the discretionary research and development expenses have an unlimited carry-forward period.

Net Loss and Net Loss Per Common Share

Net loss for the year ended December 31, 2007 was $36,575 or $0.64 per common share, compared with $23,865 or $0.46 per common share, for the year ended December 31, 2006. The increase in net loss is primarily the result of higher research and development expenses, attributable to our clinical trial programs and general research and development activities combined with increased selling, general and administrative expenses as we expand our network in order to become a global commercial organization.

32	Labopharm 2008 Annual Report

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	THREE MONTHS ENDED
	DEC. 31, 2008	SEPT. 30, 2008	JUNE 30, 2008	MARCH 31, 2008	DEC. 31, 2007	SEPT. 30, 2007	JUNE 30, 2007	MARCH 31, 2007
Product sales	3,278	3,863	3,859	2,158	1,576	2,818	4,149	3,392
Licensing and other	1,155	5,576	1,064	1,061	1,060	2,275	1,707	2,021

Total Revenue	4,433	9,439	4,923	3,219	2,636	5,093	5,856	5,413

Net loss	(14,718)	(5,977)	(10,140)	(9,692)	(10,036)	(9,031)	(11,009)	(6,499)

Basic and diluted net loss per common share	(0.26)	(0.11)	(0.18)	(0.17)	(0.18)	(0.16)	(0.19)	(0.11)

Fourth Quarter Results

During the fourth quarter of 2008, revenue was $4,433 compared to $2,636 for the fourth quarter of 2007. Product sales in the fourth quarter of 2008 were $3,278 representing a 108% increase over the $1,576 recorded in the corresponding period of the previous year. The year over year difference is principally attributed to increased sales volume combined to higher average selling prices in 2008 versus 2007, due to a favorable country mix. The gross margin for the fourth quarter of 2008 was $1,849 or 56.4% and was positively impacted by the reversal of previously recorded write-downs totaling $150. Excluding these reversals the adjusted gross margin for the fourth quarter of 2008 was 51.8%. The gross margin for the fourth quarter of 2007 was $1,076 or 68.3%, and was positively impacted by the recovery or reversal of previously recorded expenses in 2007 totalling $390, primarily relating to the U.S. pre launch inventory. Excluding these items, adjusted gross margin for the fourth quarter of 2007 was 43.5%. The increase in the adjusted gross margin in the fourth quarter of 2008 compared to 2007 is primarily the result of a higher average selling price per tablet. Licensing revenue for the fourth quarter of 2008 was $1,155, relatively unchanged compared to licensing revenue of $1,060 for the corresponding period in 2007.

Research and development expenses (before government assistance) decreased to $4,228 in the fourth quarter of 2008 from $7,871 in 2007, primarily as a result of lower clinical trial activity. As a result of the change in our tax planning strategy, research and development tax credits were negative $959 for the three-month period ended December 31, 2008, due to the reversal of previously recorded Canadian federal research and development tax credits for 2008, compared to research and development tax credits of $1,584 in the corresponding period last year.

Selling, general and administrative expenses increased to $10,630 in the fourth quarter of 2008, from $4,495 in 2007, primarily as a result of the patent litigation costs noted above of which $4,834 was recorded in the fourth quarter of 2008, as well as the costs related to the creation and maintenance of a sales force for the promotion of our product in the United Kingdom. During the fourth quarter of 2008, we recorded an additional impairment loss of $200 on our long-term investment (ABCP) following our revision of its estimated fair value. Interest income decreased to $320 in the fourth quarter of 2008, from $771 in the corresponding period of the previous year, due primarily to the lower cash and investments balances and lower yields. As a result of the change in tax planning previously discussed, income taxes amounted to a recovery of $1,559 for the quarter ended December 31, 2008, due to the reversal of previously recognized income taxes during the year, compared to an income tax expense of $855 for the corresponding period last year.

Net loss for the fourth quarter of 2008 increased to $14,718 or $0.26 per share, from $10,036 or $0.18 per share in the corresponding period of the previous year. The increase in net loss is primarily the result of the patent litigation costs included in selling, general and administrative expenses and to a higher foreign exchange loss, partly offset by higher revenues.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity and Funding Requirements

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. At December 31, 2008, we had an accumulated deficit of $245,451. To date, we have financed our cash requirements primarily through share issuances, debt financing, licensing payments, product sales, investment tax credits, collaborative research contracts and interest income.

During the fourth quarter of 2008, under the terms of our term loan agreement entered into in June 2005 and subsequently amended in December 2007 and on October 14, 2008, we borrowed an additional $5,837 [US$5,000]. Under the terms of the October 14, 2008 amendment, the remaining US$5,000 of funds available under the term loan agreement will be available for drawdown from April 30, 2009 through June 30, 2009 (Second Tranche B).

Labopharm 2008 Annual Report	33

Cash, cash equivalents and marketable securities totalled $44,893 as at December 31, 2008 compared to $71,899 as at December 31, 2007, a decrease of $27,006, primarily as a result of funds used in operating activities. In addition, we hold an investment in ABCP having a principal value of $5,751 and an estimated fair value as at December 31, 2008, of $3,178, which has been classified as a long-term investment. The investment of our funds is governed by our corporate investing policy. As at December 31, 2008 our marketable securities were comprised of securities issued by Federal and Provincial governments or wholly-owned subsidiaries thereof, as well as Canadian municipalities.

As at December 31, 2008, working capital1 was $30,768. Accounts receivable totalled $3,277 as at December 31, 2008 and primarily included trade receivables and sales taxes receivable. Research and development tax credits receivable totalled $1,274 and included the estimated refundable tax credits earned during the year ended December 31, 2008. Inventories totalled $1,760 and consisted of raw materials, intermediate finished product (primarily bulk tablets) and finished packaged goods, for ongoing commercialization. Accounts payable and accrued liabilities totalled $13,134 as at December 31, 2008 and included trade and other payables, accrued compensation expenses as well as patent defence litigation costs payable totalling $4,834 as previously mentioned. Under a cost-sharing agreement, these patent defence litigation costs will be settled with 50% of the future royalties earned from the commercialization of our once-daily tramadol product in the U.S. until such patent defence litigation costs are fully paid. Any unpaid balance as at December 31, 2010 will then need to be settled. Deferred revenue totalled $13,862, as at December 31, 2008 and included the unrecognized portion of the licensing fees received from the various licensees of once-daily tramadol. These licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee.

Under our current operating plan, we believe that our current cash, cash equivalents and marketable securities, product sales, royalties from the commercialization of our once-daily tramadol product in the U.S., proceeds from Second Tranche B of our term loan agreement, and research and development tax credits should be sufficient to finance our operations and capital needs for approximately the next 15 to 18 months as of December 31, 2008. However, in light of the inherent uncertainties associated with research and development programs, the scale-up and commercialization of products, the results of clinical testing, the receipt of regulatory approval of certain products and the ability to secure licensing agreements, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, or (ii) delay or scale-back our development programs. Furthermore, additional financing may also be required for business acquisitions or to acquire additional products or technologies.

Considering the recent financial market conditions and the increasing difficulties for companies to obtain financing, we are reviewing our overall capital management strategy. In order to ensure that we do have enough cash and cash equivalents to finance our operations and capital needs for approximately the next 15 to 18 months, we undertook the following measures:

•

Scaling down on certain early-stage research and development programs by way of postponement of high cost third-party development activities such as clinical trials, as well as implementation of other cost reduction initiatives;

•

Cash equivalents and marketable securities maturing in the year were invested in securities issued by federal and provincial governments or wholly-owned corporations thereof, as well as Canadian municipalities, to reduce the risk of any loss on our investments.

Cash Flows

Funds used in operating activities prior to net changes in non-cash operating items amounted to $32,128 for the year ended December 31, 2008 compared to $28,427 for the year ended December 31, 2007, increasing primarily as a result of our higher net loss in 2008, due primarily to higher selling general and administrative expenses. Funds used by our non-cash operating items were $1,708 in 2008 compared to $1,249 of funds generated by our non-cash operating items in 2007; a higher recognition of deferred revenue primarily due to the termination of the Recordati agreement and an increase in accounts receivable in 2008, was partly offset by the increase in our accounts payable.

Funds generated from or used by investing activities primarily reflect the proceeds from maturities or disposal of marketable securities, net of their reinvestment. In addition, capital expenditures for the year were $2,093 compared to $2,345 for the year ended December 31, 2007. Capital expenditures for 2008 were primarily related to the acquisition of laboratory equipment, office and information technology equipment, building improvements, intellectual property rights, and certain intangible assets.

For the year ended December 31, 2008, funds generated from our financing activities amounted to $5,524 compared to $7,785 for the year ended December 31, 2007. Funds generated in 2008 primarily reflected proceeds from Tranche B of the term loan, whereas in 2007 the proceeds of $14,658 from Tranche A of the term loan were partially offset by the reimbursement of $6,977, representing the balance outstanding on the original term loan entered into June 2005.

[1]	Working capital is not a measure defined by GAAP and is here calculated as total current assets less total current liabilities. Working capital, as calculated by us, may not be comparable to similar measures presented by other issuers.

34	Labopharm 2008 Annual Report

Contractual Obligations

In the normal course of our operations, we have entered into several contracts providing for the following estimated cash payments:

	PAYMENTS DUE BY YEAR
	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	3 – 5 YEARS	MORE THAN 5 YEARS
Capital lease obligations	10,193	1,023	2,045	2,098	5,027
Long-term debt obligation	29,484	6,967	22,517	—	—
Operating leases	574	190	293	91	—
Purchase obligations	14,719	4,044	10,675	—	—

Total contractual obligations	54,970	12,224	35,530	2,189	5,027

Capital and operating lease obligations pertain primarily to our facilities in Canada, United-States and Europe and the related amounts shown in the above table are the payments due by us in connection with such agreements. We have entered into a long-term supply agreement with a third-party for the commercial manufacturing of our products. This agreement includes a clause requiring the purchase of minimum quantities of product under certain conditions if the agreement is not terminated prior to its term. Should these conditions be maintained, we have estimated that the minimum remaining commitment related to this agreement could reach up to approximately $14,719 for the purchase of bulk tablets.

RELATED PARTY TRANSACTIONS

We have entered into a consulting services agreement with ACPharma Ltd., a company controlled by Anthony C. Playle, who is the Managing Director and member of the Board of Directors of our wholly-owned subsidiary, Labopharm Europe Limited, and a former director of the Company (up to May 2008). The fees paid by us to ACPharma Ltd. during 2008 and 2007 were $331 and $352, respectively. The amounts were recorded at their exchange amounts and are subject to normal trade terms.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

OUTSTANDING SHARE DATA

The number of shares outstanding as of February 25, 2009, is 56,826,063 and it has not changed since December 31, 2008. The number of options outstanding as of February 25, 2009, is 5,198,083 and has increased by 1,116,338 since December 31, 2008 due to the grant of 1,144,605 stock options, net of the expiry of 23,300 stock options and the forfeiture of 4,967 stock options.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

Foreign Currency Risk

We operate internationally, and a substantial portion of our expense activities and capital expenditures are in Canadian dollars, whereas our revenue (current and potential) from license and distribution agreements and research contracts is, and will be, primarily in Euros or U.S. dollars. In addition, in December 2007, we contracted a $15 million term loan denominated in U.S. currency, which was increased by $5 million in October 2008, the outstanding balance of which was US$20 million as at December 31, 2008. To reduce the impact on our consolidated results of operations and future cash flows which would result from a significant adverse change in foreign currency exchange rate between the Canadian dollar relative to the U.S. dollar and the effect it would have on the carrying value of our term loan, we hold US$14,144 of cash, cash equivalents and marketable securities denominated in US dollars as at December 31, 2008. Changes in the fair-value of marketable securities denominated in U.S. currency including changes due to currency fluctuation is recorded in other comprehensive income prior to maturity and will not necessarily reduce offsetting changes to the balance of the U.S. denominated term loan, in the same period. We have not otherwise hedged significant exposures denominated in foreign currencies.

Interest Rate Risk

We invest our excess cash in investment-grade, interest-bearing securities. The primary objectives of our investment portfolio are liquidity and capital preservation. Investments are made to achieve the highest rate of return, consistent with these two objectives. We have an investment policy that monitors the safety and preservation of principal and investments, which limits the amount invested by issuer. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to fixed interest rates on our marketable securities, owing to their relative short-term nature.

Labopharm 2008 Annual Report	35

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for our interim and annual financial statements beginning on January 1, 2009. The application of this new section will have an impact on our financial results, as we will no longer recognize as intangible assets internally generated patents which do not meet the generally accepted accounting criteria for deferral and amortization, or internally generated trademarks. As of January 1, 2009, internally generated intangibles which had been previously recognized but would not have met the new requirements for recognition will be derecognized and the comparative financial statements will be restated accordingly.

The CICA will converge Canadian GAAP with International Financial Reporting Standards (‘IFRS’) over a transition period to end in 2011. In order to ensure a timely and successful conversion to IFRS, during 2008 we developed a detailed plan, which included timelines, methodology, training and the addition and identification of key employees and resources who will be responsible or involved in the IFRS conversion process. To date we have completed our preliminary impact analysis of the transition from Canadian GAAP to IFRS and are currently in the process of evaluating the specific or detailed impact that this conversion will have on our results. Throughout 2009 we will focus on the development of specific accounting policies and implementation plans. Areas of focus will include fixed assets including capital leases, revenue recognition, and consolidation of foreign subsidiaries. At this time, the full impact of transitioning to IFRS on our future financial position and future operational results is not reasonably determinable or estimable. Further disclosures as to the nature of financial and operational impacts will be made as available during the transition process.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

As at December 31, 2008, an evaluation of the effectiveness of our disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, was carried out. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer will certify that the design and operating effectiveness of those disclosure controls and procedures were effective.

Also at December 31, 2008, an evaluation of the effectiveness of internal controls over financial reporting, as defined in the rules of the SEC and Canadian Securities Administrators, was carried out to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with GAAP. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer will certify that the design and operating effectiveness of internal controls over financial reporting were effective.

These evaluations were based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, a recognized control model, and the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators. A disclosure committee comprised of members of senior management assists the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer in their responsibilities.

All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

36	Labopharm 2008 Annual Report

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles.

As of the end of the Company’s 2008 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2008 was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by the Company’s independent auditors, as stated in their report appearing on page 38.

(signed)	(signed)
James R. Howard-Tripp	Mark A. D’Souza
President and Chief Executive Officer	Senior Vice-President and
Chief Financial Officer
February 25, 2009, Laval

Labopharm 2008 Annual Report	37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of

Labopharm Inc.

We have audited Labopharm Inc.’s (the “Company”) internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management report on internal control over financial reporting on page 37 of this Annual Report. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008 and our report dated February 24, 2009 expressed an unqualified opinion thereon.

(signed)

Ernst & Young LLP1

Chartered Accountants

Montréal, Canada

February 24, 2009

[1]	CA auditor permit no. 16652

38	Labopharm 2008 Annual Report

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and the management’s discussion and analysis of Labopharm Inc. are the responsibility of the management and have been approved by Labopharm’s Board of Directors.

These consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. They include some amounts that are based on estimates and judgments. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements.

To ensure the accuracy and objectivity of the information contained in the consolidated financial statements, Labopharm’s management maintains a system of internal accounting controls. Management believes this system gives a reasonable degree of assurance that the financial documents are reliable and provide an adequate basis for the financial statements, and that the Company’s assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report primarily through its audit committee. The audit committee is formed of outside directors who review the Company’s annual consolidated financial statements as well as the management’s discussion and analysis and the operating results and recommend their approval by the Board. Ernst & Young LLP, Chartered Accountants, the external auditors designated by the shareholders, periodically meet with the audit committee to discuss auditing, the reporting of financial information and other related subjects.

(signed)	(signed)
James R. Howard-Tripp	Mark A. D’Souza
President and Chief Executive Officer	Senior Vice-President and
Chief Financial Officer
February 25, 2009, Laval

Labopharm 2008 Annual Report	39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Labopharm Inc.

We have audited the consolidated balance sheets of Labopharm Inc. (the “Company”) as at December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity (deficiency) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

As explained in Note 3 to the consolidated financial statements, in 2008, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031 “Inventories”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2009 expressed an unqualified opinion thereon.

(signed)

Ernst & Young LLP1

Chartered Accountants

Montréal, Canada

February 24, 2009

[1]	CA auditor permit no. 16652

40	Labopharm 2008 Annual Report

CONSOLIDATED BALANCE SHEETS

[thousands of Canadian dollars]

AS AT DECEMBER 31,	2008 $	2007 $
ASSETS [note 14]
Current
Cash and cash equivalents [note 2]	8,373	17,173
Marketable securities [note 4]	36,520	54,726
Accounts receivable [note 5]	3,277	1,972
Research and development tax credits receivable	1,274	1,197
Income taxes receivable	474	161
Inventories [note 6]	1,760	2,875
Prepaid expenses and other assets	641	1,460

Total current assets	52,319	79,564

Restricted long-term investments [notes 7 and 16]	141	1,277
Long-term investment [note 8]	3,178	4,329
Property, plant and equipment [note 9]	10,213	10,800
Intangible assets [note 10]	3,855	3,453
Future income tax assets [note 17]	145	116

	69,851	99,539

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 11]	13,134	8,719
Current portion of deferred revenue [note 12]	4,768	4,325
Current portion of obligations under capital leases [note 13]	271	203
Current portion of long-term debt [note 14]	3,378	—

Total current liabilities	21,551	13,247

Deferred revenue [note 12]	9,094	17,083
Obligations under capital leases [note 13]	5,342	5,613
Long-term debt [note 14]	20,265	13,647

Total liabilities	56,252	49,590

Shareholders’ equity
Capital stock [note 15]
Common shares, no par value, unlimited authorized shares, 56,826,063 and 56,817,963 issued as at December 31, 2008 and 2007, respectively	241,967	241,955
Warrants [note 15]	751	541
Contributed surplus [note 15]	14,937	12,527
Deficit	(245,451)	(205,024)
Accumulated other comprehensive income (loss)	1,395	(50)

Total shareholders’ equity	13,599	49,949

	69,851	99,539

Commitments, guarantees and contingencies [notes 16 and 17]

Subsequent event [note 28]

See accompanying notes to consolidated financial statements

On behalf of the Board:	(signed)	(signed)
	James R. Howard-Tripp	Rachel R. Selisker

Labopharm 2008 Annual Report	41

CONSOLIDATED STATEMENTS OF OPERATIONS

[thousands of Canadian dollars, except share and per share amounts]

FOR THE YEARS ENDED DECEMBER 31,	2008 $	2007 $	2006 $
REVENUE
Product sales	13,158	11,935	6,863
Licensing	8,856	5,846	9,011
Research and development collaborations	—	1,217	—

	22,014	18,998	15,874

EXPENSES
Cost of goods sold [excluding amortization] [note 6]	5,818	7,216	4,940
Research and development expenses, net [note 18]	23,451	23,583	16,054
Selling, general and administrative expenses [note 16]	26,396	20,335	16,598
Financial expenses [note 19]	3,133	1,931	2,654
Impairment loss on long-term investment [note 8]	1,291	1,474	—
Depreciation and amortization	2,150	1,974	1,744
Interest income	(1,874)	(3,478)	(3,379)
Foreign exchange loss (gain)	2,235	37	(1,008)

	62,600	53,072	37,603

Loss before income taxes	(40,586)	(34,074)	(21,729)
Income tax expense (recovery) [note 17]	(59)	2,501	2,136

Net loss for the year	(40,527)	(36,575)	(23,865)

Net loss per share – basic and diluted	(0.71)	(0.64)	(0.46)

Weighted average number of common shares outstanding	56,822,506	56,801,196	52,402,798

See accompanying notes to consolidated financial statements

42	Labopharm 2008 Annual Report

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY) AND COMPREHENSIVE LOSS

[thousands of Canadian dollars, except share amount]

	OUTSTANDING COMMON SHARES		WARRANTS	CONTRIBUTED SURPLUS	DEFICIT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
	#	$	$	$	$	$	$
Balance, December 31, 2005	43,673,863	135,631	—	6,350	(144,584)	—	(2,603)
Net loss for the year	—	—	—	—	(23,865)	—	(23,865)
Share issuance	12,650,000	112,734	—	—	—	—	112,734
Share issuance costs	—	(9,240)	—	—	—	—	(9,240)
Shares issued upon the exercise of stock options	424,100	2,463	—	(533)	—	—	1,930
Stock-based compensation	—	—	—	2,600	—	—	2,600

Balance, December 31, 2006	56,747,963	241,588	—	8,417	(168,449)	—	81,556
Net loss for the year	—	—	—	—	(36,575)	—	(36,575)
Changes in unrealized losses on marketable securities	—	—	—	—	—	(50)	(50)

Comprehensive loss for the year							(36,625)
Issuance of warrants	—	—	541	—	—	—	541
Shares issued upon the exercise of stock options	70,000	367	—	(142)	—	—	225
Stock-based compensation	—	—	—	4,252	—	—	4,252

Balance, December 31, 2007	56,817,963	241,955	541	12,527	(205,024)	(50)	49,949
Net loss for the year	—	—	—	—	(40,527)	—	(40,527)
Changes in unrealized gains on marketable securities	—	—	—	—	—	1,445	1,445

Comprehensive loss for the year							(39,082)
Change in accounting policy [note 3]	—	—	—	—	100	—	100
Issuance of warrants [note 15]	—	—	190	—	—	—	190
Repricing of warrants [note 15]	—	—	20	—	—	—	20
Shares issued upon the exercise of stock options [note 15]	8,100	12	—	(4)	—	—	8
Stock-based compensation	—	—	—	2,414	—	—	2,414

Balance, December 31, 2008	56,826,063	241,967	751	14,937	(245,451)	1,395	13,599

See accompanying notes to consolidated financial statements

Labopharm 2008 Annual Report	43

CONSOLIDATED STATEMENTS OF CASH FLOWS [thousands of Canadian dollars]

FOR THE YEARS ENDED DECEMBER 31,	2008 $	2007 $	2006 $
OPERATING ACTIVITIES
Net loss for the year	(40,527)	(36,575)	(23,865)
Items not affecting cash:
Depreciation of property, plant and equipment	1,837	1,729	1,514
Amortization of intangible assets	313	245	230
Amortization of deferred financing costs	—	—	208
Amortization of premiums and discounts on marketable securities	53	255	146
Impairment loss on long-term investment [note 8]	1,291	1,474	—
Non-cash financial expenses	423	131	—
Unrealized foreign exchange loss (gain)	2,068	44	(921)
Future income taxes	—	18	(134)
Stock-based compensation	2,414	4,252	2,600

	(32,128)	(28,427)	(20,222)
Net change in non-cash items [note 20]	(1,708)	1,249	(14,872)

	(33,836)	(27,178)	(35,094)

INVESTING ACTIVITIES
Acquisition of marketable securities	(50,243)	(73,066)	(106,276)
Proceeds from disposals of marketable securities	3,234	13,385	5,000
Proceeds from maturities of marketable securities	67,019	85,961	29,994
Acquisition of restricted long-term investment	(45)	—	—
Acquisition of property, plant and equipment	(1,378)	(1,852)	(1,711)
Acquisition of intangible assets	(715)	(493)	(1,366)

	17,872	23,935	(74,359)

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(203)	(96)	(83)
Proceeds from issuance of common shares [note 15]	8	225	114,664
Issuance costs of common shares [note 15]	—	—	(9,240)
Repayment of long-term debt [note 14]	—	(6,977)	(3,271)
Proceeds from issuance of long-term debt [note 14]	5,647	14,117	—
Proceeds from issuance of warrants [note 14]	190	541	—
Transaction costs [note 14]	(118)	(25)	—

	5,524	7,785	102,070

Foreign exchange gain (loss) on cash held in foreign currencies	1,640	(1,091)	823

Net increase (decrease) in cash and cash equivalents during the year	(8,800)	3,451	(6,560)
Cash and cash equivalents, beginning of year	17,173	13,722	20,282

Cash and cash equivalents, end of year	8,373	17,173	13,722

Supplemental cash flow information:
Interest paid	2,473	1,762	1,994
Income taxes paid (received)	267	(850)	633

See accompanying notes to consolidated financial statements

44	Labopharm 2008 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

1. DESCRIPTION OF BUSINESS

Labopharm Inc. [the “Company”], incorporated under the Companies Act (Québec) is an international specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary and advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or licensing agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. The most significant accounting policies are summarized below. A reconciliation of significant differences with generally accepted accounting principles in the United States [“U.S. GAAP”] is presented in note 27.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates include, but are not limited to, revenue recognition including reserves for product rebates and the period over which certain deferred revenue is recognized, the measurement of allowance for doubtful accounts, long-term asset valuations including long-term investment, impairment assessments, the measurement of the valuation allowance for future tax assets, tax credits, as well as stock-based compensation. The Company reviews all significant estimates affecting the consolidated financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates and such differences could be material.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiaries, Labopharm Europe Limited, Labopharm (Barbados) Limited, Labopharm Cyprus Limited and Labopharm USA, Inc. All significant intercompany transactions and balances have been eliminated upon consolidation.

Revenue recognition

The Company recognizes revenue from product sales, research and development collaborations, and licensing arrangements, which may include multiple elements. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting, if certain criteria are met. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Product sales – Revenue from sales of products is recognized, when the product is shipped to the Company’s customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped, when the selling price is fixed and determinable, and collectibility is reasonably assured. Product sales subject to price adjustments are reduced by the estimated future price reduction payable by the Company according to the underlying agreement, based on the Company’s historical experience. Milestone payments received upon the achievement of a predetermined sales level are recorded as revenue from product sales when the predetermined sales level is reached and collectibility is reasonable assured. The Company’s products are indirectly subject to pricing regulations in certain markets.

Licensing revenue – For up-front non-refundable licensing payments, revenue is deferred and recognized on a straight-line basis during the term over which the Company maintains substantive contractual obligations. For any portion of an up-front licensing payment that is subject to a refund, the revenue is deferred. Once the refund condition lapses, revenue is recognized on a straight-line basis during the term over which the Company maintains substantive contractual obligations. Milestone payments, excluding payments receivable upon the achievement of a predetermined sales level, are immediately recognized as licensing revenue when the underlying condition is met, the milestone is not a condition to future deliverables, and collectibility is reasonably assured. Otherwise, they are recognized over the remaining term of the underlying agreement or the term over which the Company maintains substantive contractual obligations. Amounts received in advance of recognition are included in deferred revenue. The term over which milestone payments are recognized as revenue can be revised if the period over which the Company maintains substantive contractual obligations changes following significant events or circumstances.

Labopharm 2008 Annual Report	45

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONT’D]

Revenue recognition [cont’d]

Research and development collaborations – The Company recognizes revenue from various research agreements as the contracted services are performed or when milestones are achieved, in accordance with the terms of the specific agreements. Up-front payments for the use of technology where further services are to be provided or fees received on the signing of research agreements are recognized over the period of performance of the related activities. Amounts received in advance of recognition are included in deferred revenue.

Cash and cash equivalents

Cash and cash equivalents consist of cash and all highly liquid short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company considers these highly liquid short-term investments with a maturity on acquisition of less than three months to be cash equivalents. Due to these factors, cash equivalents have been classified as held for trading.

As at December 31, 2008, cash and cash equivalents include $628 of cash equivalents with an annual effective yield of 0.42% and as at December 31, 2007 cash and cash equivalents included $11,913 of cash equivalents with an annual effective yield of 3.2%.

Marketable securities

Marketable securities are classified as available-for-sale and are recorded at fair value. Unrealized gains or losses are recognized in accumulated other comprehensive income in shareholders’ equity until the marketable security is derecognized and all cumulative gain or loss is then recognized in net loss for the year. The Company monitors its marketable securities for declines in value other than temporary and impairment losses are recognized in net loss. The amortization of acquisition premiums and discounts is recorded as a deduction from or addition to interest earned on those securities, respectively.

Allowance for doubtful accounts

The Company reviews its accounts receivable on a regular basis to determine if any receivables have a high risk of being uncollectible, and includes these in its allowance for doubtful accounts. Actual write-offs may however exceed the recorded allowance. The Company did not have an allowance for doubtful accounts as at December 31, 2008 and 2007.

Inventories

Inventories are valued at the lower of cost, which is determined on an average cost basis, and net realizable value.

Property, plant and equipment

Property, plant and equipment are recorded at cost less related investment tax credits for research and development equipment.

Assets acquired under capital leases are recorded at cost, being the initial present value of the minimum lease payments after deduction of executory costs.

Depreciation of property, plant and equipment and assets acquired under capital leases are calculated over their estimated useful lives using the following methods and rates:

Building and building improvements	Straight-line over the term of the lease	up to 15 years
Laboratory and plant equipment	Diminishing balance	20% to 30%
Computer hardware and software	Diminishing balance	30%
Furniture and office equipment	Straight-line	5 to 10 years
Leasehold improvements	Straight-line over the term of the lease	up to 10 years

Intangible assets

Intangible assets consist of internally generated or acquired patents and trademarks, and intellectual property rights which consist of fees paid to license technology. The patent costs include legal fees to obtain patents and patent application fees. Intellectual property rights include fees paid to third-parties for the use of technologies.

Amortization of intangible assets is calculated over their estimated useful lives, which cannot exceed the life of the underlying patents, using the following methods and rates:

Intellectual property rights	Straight-line	up to 20 years
Patents and trademarks	Straight-line	up to 20 years

Impairment of long-lived assets

Property, plant and equipment and intangible assets are regularly reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset to be held and used with the total of the undiscounted cash flows expected from its use and disposal. If such asset is considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year.

Financial Instruments – Recognition and Measurement

All financial assets are classified as held for trading, held-to-maturity investments, loans and receivables or available-for-sale. All financial liabilities must be classified as held for trading or other financial liabilities. All financial instruments are recorded initially on the consolidated balance sheets at fair value. After initial recognition, the financial instruments are measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost using the effective interest method.

46	Labopharm 2008 Annual Report

The effective interest related to the financial assets and liabilities classified as loans and receivables or other financial liabilities and the gain or loss arising from a change in the fair value of a financial asset classified as held for trading are included in net loss for the year in which they arise. If a financial asset is classified as available-for-sale, the gain or loss is recognized in accumulated other comprehensive income until the financial asset is derecognized and all cumulative gain or loss is then recognized in net loss for the year, or if there has been a loss in value of such investment that is other than a temporary decline, the investment is written down and the impairment loss is recognized in net loss for the year.

Issuance costs of capital stock

The Company records share issuance costs as a reduction of capital stock.

Financing costs and transaction fees

Financing costs associated with the issuance of debt are deferred, recorded as a reduction of the carrying value of the related debt, and amortized over the term of the related debt using the effective interest method. Transactions costs, such as legal fees, that are directly attributable to the acquisition or issuance of financial assets or liabilities follow the same accounting treatment as financing costs.

Research and development expenses

Research expenses are charged to income in the year of expenditure. Development costs are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Company has not deferred any such development costs to date.

Government assistance

Grant amounts resulting from government assistance programs, including investment tax credits on research and development expenses, are reflected as reductions to the cost of the assets or to the expenses to which they relate at the time the assistance becomes receivable.

Foreign currency translation

The Company’s foreign subsidiaries are considered to be integrated foreign entities and are accounted for in accordance with the temporal method, as are transactions in foreign currencies entered into by the Company. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate, non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated into Canadian dollars at rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from these transactions are included in income during the year in which they occurred.

Stock-based compensation plan

The Company has a stock-based compensation plan and has applied the fair value based method to expense all options awarded to employees and directors since March 1, 2002. The fair value of stock options granted is determined at the date of grant using the Black-Scholes option pricing model, and expensed over the vesting period of the options. In determining the expense, the Company deducts the number of awards that are expected to be forfeited at the time of grant and the Company revises this estimate, if necessary, in subsequent years if actual forfeitures differ from those estimates.

Net loss per share

The basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

The diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects if any, of dilutive common share equivalents such as options. This method requires that the diluted net loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the volume weighted average trading price of the common shares during the year.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Labopharm 2008 Annual Report	47

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONT’D]

Recent accounting pronouncements

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for the Company’s interim and annual consolidated financial statements beginning on January 1, 2009. The application of this new section will have an impact on the Company’s financial results, as the Company will no longer recognize as intangible assets internally generated patents which do not meet the generally accepted accounting criteria for deferral and amortization, or internally generated trademarks. As of January 1, 2009, internally generated intangibles which had been previously recognized but would not have met the new requirements for recognition will be derecognized and the comparative consolidated financial statements will be restated accordingly.

3. CHANGES IN ACCOUNTING POLICIES

The following Handbook Sections, released by the CICA, were adopted by the Company on January 1, 2008:

Section 1535, Capital Disclosures, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 23.

Section 3862, Financial Instruments – Disclosures, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Disclosure requirements pertaining to Section 3862 are contained in note 24.

Section 3863, Financial Instruments – Presentation, establishes standards for presentation of financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861, Financial Instruments – Disclosure and Presentation. The adoption of this section had no impact on the Company’s consolidated financial statements.

Section 3031, Inventories, replaces the previous standard for inventories, Section 3030. The application of this new section had an impact on the Company’s measurement of inventories. Under the new section, inventories should be measured at the lower of cost and net realizable value, while prior to the adoption of the new section, the Company valued its raw materials at the lower of cost and replacement cost. The transitional provision of the section required that the standard be applied to the opening inventory balance of the period, with any resulting adjustment recorded to the opening deficit. This change in the measurement method of raw materials resulted in an increase of $100 to the carrying value of raw materials as at January 1, 2008 and consequently the opening balance of deficit was reduced by $100. Prior periods were not restated. The adoption of this section had no other impact on the Company’s consolidated financial statements.

Section 1400, General Standards of Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The adoption of this section had no impact on the Company’s consolidated financial statements.

4. MARKETABLE SECURITIES

Marketable securities are comprised of investment grade instruments with an average weighted yield of 2.93% [2007 – 4.29%], and include the following:

	AMORTIZED COST $	GROSS UNREALIZED GAINS (LOSSES) $	ESTIMATED FAIR VALUE $
2008
Maturing within one year
Government-backed commercial paper	24,249	1,369	25,618
Government bonds	6,452	63	6,515

	30,701	1,432	32,133

Maturing after one year
Government bond	4,424	(37)	4,387

	4,424	(37)	4,387

	35,125	1,395	36,520

2007
Maturing within one year
Commercial paper	31,083	(5)	31,078
Corporate bonds	16,096	(44)	16,052
Government bonds	7,597	(1)	7,596

	54,776	(50)	54,726

48	Labopharm 2008 Annual Report

5. ACCOUNTS RECEIVABLE

	2008 $	2007 $
Trade	2,963	1,165
Sales taxes	280	328
Other	34	479

	3,277	1,972

6. INVENTORIES

	2008 $	2007 $
Raw materials	873	827
Intermediate finished goods	657	1,899
Finished goods	230	149

	1,760	2,875

During the year ended December 31, 2008, inventories in the amount of $5,356 [2007 – $6,489] were recognized as cost of goods sold, including provisions for write-downs to net realizable value of $437 [2007 – $1,488], and a reversal of previously recorded write-downs of $150 [2007 – nil] primarily as a result of the reduction of the Company’s reserve for potentially unsalable inventory due to a short shelf life, based on current management revised estimates.

7. RESTRICTED LONG-TERM INVESTMENTS

The restricted long-term investments are comprised of two deposits [2007 – two deposits] maturing in 2009 and 2011 with an annual weighted average effective yield of 2.56% [2007 – 4.16%]. These two investments collateralize letters of credit issued by financial institutions as security for certain of the Company’s lease obligations [note 16].

8. LONG-TERM INVESTMENT

At December 31, 2008, the Company held Canadian third-party asset-backed commercial paper (“ABCP”) with a face value of $5,751. At the date the Company acquired this investment in May 2007, it was rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper by DBRS. This investment matured on October 15, 2007 but, as a result of illiquidity in the Canadian ABCP market, it did not settle on maturity. This ABCP has not traded in an active market since mid-August 2007 and, as a result, the Company has considered its ABCP investment as impaired and has since classified it as a long-term investment.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors on an agreement in principle to a long-term proposal and interim agreement to convert the ABCP into long-term asset-backed securities maturing no earlier than the scheduled maturity of the underlying assets (“New Notes”). On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed (the “Committee”). The Committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process.

On March 20, 2008, the Committee issued an information statement (the “Information Statement”) containing details about the proposed restructuring. The restructuring proposal received investor approval in April 2008, and Court approval in June 2008. However, the proposal was the subject of appeals to the Ontario Court of Appeal and the Supreme Court of Canada. In September 2008, the Supreme Court of Canada denied all the appeals, thus clearing the way for implementation of the restructuring plan.

Since the restructuring process began, the Company has been estimating the fair value of its ABCP using a methodology that estimates the characteristics of the New Notes using a variety of quantitative and qualitative market inputs, using a probability weighted discounted cash flow model. Pursuant to the Montreal Proposal, the Company will receive $5,683 (face value) of the New Notes of various classes (class A-1, A-2, B, and C) issued by a trust called Master Asset Vehicle II. The New Notes will be supported by a pool of leveraged super senior credit default swaps, unlevered collateralized debt obligations as well as traditional assets and cash. The leveraged assets supporting these notes have access to a credit facility that can be drawn upon in the event that a margin call is triggered and more collateral must be posted. Additionally, these particular assets are subject to an 18-month moratorium on margin calls, which will insulate them from market volatility for that period. This moratorium will expire in mid-2010.

Under the proposed restructuring, the Company will receive class A-1, class A-2, class B and class C notes with face values of $1,748, $3,187, $578, and $170, respectively, and having maturities of approximately eight years. It is expected that the class A-1 and A-2 notes, will pay, on a quarterly basis, floating rate interest equivalent to Bankers’ Acceptance rate less 0.5%. The class B and C notes are expected to accrue interest that will be paid on maturity only after the class A-1 and A-2 notes are fully repaid.

Labopharm 2008 Annual Report	49

8. LONG-TERM INVESTMENT [CONT’D]

The recalibration of the valuation model as at December 31, 2008 based on current available information resulted in an estimated fair value of the Company’s ABCP of $3,178. For the year ended December 31, 2008, the Company recorded an impairment charge of $1,291 [2007 – $1,474] as a reduction in fair value since the loss is considered to be other than temporary. Of this amount, $691 [2007 – nil] was recorded in the first quarter, $400 [2007 – $874] was recorded in the third quarter, and $200 [2007 – $600] was recorded in the fourth quarter of the year ended December 31, 2008.

This estimated fair value of the ABCP, which represents approximately 56% [2007 – 76%] of the face value of the New Notes as at December 31, 2008, is detailed as follows:

	2008 $	2007 $
Investment cost	5,640	5,640
Accrued interest	303	163
Cumulative impairment charge	(2,765)	(1,474)

Estimated fair value	3,178	4,329

The most significant variable in the valuation of the Company’s ABCP is the discount rate or the yield that prospective investors will require. A weighted average discount rate of 10.6% [2007 – 6.5%] was used in the Company’s fair-value estimate of its ABCP. An increase in the estimated discount rates of 1% would reduce the estimated fair value of the Company’s investment in ABCP by approximately $196. Accordingly, the Company conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated fair value of its ABCP ranging from $2,888 to $3,475. Since the fair value of the resulting securities is determined using a discounted cash flow approach, and is based on the Company’s assessment of market conditions as at December 31, 2008, the fair values reported may change materially in subsequent reporting periods.

In July 2008, the Company entered into an agreement with the parent company of the broker through which the Company had purchased its ABCP. Under this agreement, the Company will be able to borrow an amount up to 45% of the face value of the New Notes for a three-year period. At the end of the three-year period, the value of the New Notes will be guaranteed by the said parent company to be at least 45% of their face value, such that the Company’s potential loss will be limited, should market conditions substantially change unfavourably. This agreement is conditional upon approval by the Company’s long-term debt holder.

9. PROPERTY, PLANT AND EQUIPMENT

	COST $	ACCUMULATED DEPRECIATION $	NET CARRYING VALUE $

2008
Building and building improvements	8,596	3,102	5,494
Laboratory and plant equipment	6,819	4,104	2,715
Computer hardware and software	3,255	2,212	1,043
Furniture and office equipment	1,653	785	868
Leasehold improvements	159	66	93

	20,482	10,269	10,213

2007
Building and building improvements	8,428	2,519	5,909
Laboratory and plant equipment	6,192	3,453	2,739
Computer hardware and software	3,111	1,806	1,305
Furniture and office equipment	1,434	656	778
Leasehold improvements	117	48	69

	19,282	8,482	10,800

The right to use the building and the building improvements reverts to its owners in 2018 unless the Company renews or extends the lease. The consolidated statements of cash flows for the year ended December 31, 2008, include acquisitions of property plant and equipment for $128 purchased in 2007. The Company also wrote-off $50 of property plant and equipment that were fully depreciated and were no longer used by the Company.

Property, plant and equipment include the following assets under capital leases:

	COST $	ACCUMULATED DEPRECIATION $	NET CARRYING VALUE $
2008
Building	5,970	2,255	3,715
Office equipment	94	33	61

	6,064	2,288	3,776

2007
Building	5,970	1,857	4,113
Office equipment	260	158	102

	6,230	2,015	4,215

50	Labopharm 2008 Annual Report

Depreciation expense of assets under capital leases of $417 [2007 – $447 and 2006 – $468] is included in depreciation of property, plant and equipment. During 2008, no property, plant and equipment were acquired through capital leases [2007 – $96 and 2006 – nil].

10. INTANGIBLE ASSETS

	COST $	ACCUMULATED AMORTIZATION $	NET CARRYING VALUE $
2008
Intellectual property rights	929	369	560
Patents and trademarks	4,703	1,408	3,295

	5,632	1,777	3,855

2007
Intellectual property rights	679	327	352
Patents and trademarks	4,238	1,137	3,101

	4,917	1,464	3,453

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2008 $	2007 $
Trade payables and accruals	4,317	4,181
Patent defense litigation costs [note 16 [c]].	4,834	—
Accrued payroll and related expenses	2,816	3,453
Other	1,167	1,085

	13,134	8,719

12. DEFERRED REVENUE

In July 2008, the Company reached an agreement with Recordati Ireland Ltd. (“Recordati”) to reacquire the sales and marketing rights to its once-daily tramadol product for the United Kingdom. Under this agreement, the Company received a payment of $1,118 [€700] from Recordati, of which $106 was in consideration of an account receivable related to a portion of a previously recognized milestone payment, and repurchased finished goods inventory for a cash consideration of $269. Prior to the conclusion of this agreement, the Company was recognizing as licensing revenue $102 per quarter [$408 per year] on a straight-line basis for licensing payments previously received from Recordati. Following the conclusion of this agreement, the Company has no further substantive contractual obligations towards Recordati and the balance of the deferred licensing payments previously received and amounting to $3,411 was recognized as licensing revenue in the year ended December 31, 2008, together with the unrecognized portion of the $1,118 payment.

In 2005, the Company received a non-refundable up-front licensing payment of $23,100 [US$20,000] from Purdue Pharma Products L.P. [“Purdue Pharma”], which was being recognized as revenue on a straight-line basis until July 2011, which was the estimated term over which the Company had substantive contractual obligations. During the third quarter of 2008, the Company changed the estimated period over which the remaining balance of deferred revenue will be recognized to income, based on regulatory developments which shortened the estimated period over which the Company will have substantive contractual obligations towards Purdue Pharma, currently estimated to be until November 2010. This period may be shortened or extended further if future events modify the expected term over which the Company maintains substantive contractual obligations to Purdue Pharma. Prior to July 1, 2008, the Company was recognizing $679 per quarter [$2,716 per year] as licensing revenue with respect to this up-front payment; following this change in estimate, the amount is $867 [$3,468 per year].

13. OBLIGATIONS UNDER CAPITAL LEASES

	2008 $	2007 $
Building, repayable in monthly instalments of $83 until May 2013 and $96 from June 2013 to April 2018, including interest calculated at 14.6%	10,121	11,065
Various leases for office equipment, repayable in monthly instalments totalling $2, including interest ranging from 7.3% to 7.8%, with maturity from February to March 2012	72	116

	10,193	11,181
Interest included in instalments	4,580	5,365

	5,613	5,816
Less: current portion	271	203

	5,342	5,613

Labopharm 2008 Annual Report	51

13. OBLIGATIONS UNDER CAPITAL LEASES [CONT’D]

Future minimum annual lease payments under capital leases for the next five years and thereafter are as follows:

$
2009	1,023
2010	1,023
2011	1,022
2012	1,004
2013	1,094
Thereafter	5,027

10,193

14. LONG-TERM DEBT

	2008 $	2007 $
Term loan Tranche A of US$15,000, maturing on December 1, 2011 bearing interest at 10.95%, interest only payments until June 1, 2009 and subsequently repayable in 30 monthly payments of $702 [US$574] including principal and interest	18,342	14,730
Term loan Tranche B of US$5,000, maturing on December 1, 2011 bearing interest at 10.95%, interest only payments until June 1, 2009 and subsequently repayable in 30 monthly payments of $234 [US$191] including principal and interest	6,114	—
Adjustment for the debt discount, transaction costs and pro-rata allocated fair value of the warrants	(813)	(1,083)

	23,643	13,647
Less: current portion	3,378	—

	20,265	13,647

In December 2007, the Company signed an amendment to a US$10,000 term loan agreement initially entered into in June 2005, for an additional US$25,000 amount maturing on December 1, 2011. Under the terms of the amended agreement, the Company received in December 2007, $15,021 [US$15,000] (“Tranche A”), with the remaining US$10,000 available beginning May 15, 2008 through November 15, 2008. The remaining balance of the original term loan entered into in 2005 was repaid using the proceeds of Tranche A and as a result, the Company recorded a loss on debt extinguishment of $43, which was recorded in financial expenses in 2007. In October 2008, the term loan agreement was further amended and the Company borrowed an additional $5,837 [US$5,000] (“Tranche B”), with the remaining US$5,000 available beginning April 30, 2009 through June 30, 2009 (“Second Tranche B”).

As part of the amended agreement, in December 2007 the Company issued 1,460,152 warrants to purchase one common share per warrant, of which 876,091 were fully vested upon issuance. In October 2008, an additional 292,031 warrants vested upon the draw-down by the Company of Tranche B [note 15]. Proceeds from the issuance of tranche A of the term loan of $14,658 [$15,021 net of a debt discount of $363] were allocated to the long-term debt in the amount of $14,117 and to the 876,091 warrants in the amount of $541. Proceeds from the issuance of Tranche B of the term loan of $5,837 were allocated to the long-term debt in the amount of $5,647 and to the 292,031 warrants in the amount of $190. The allocations of the proceeds were based on the relative fair values of the long-term debt and of the vested warrants at time of the drawdowns.

The term loan is collateralized by all of the Company’s assets except for its intellectual property. If drawn, Second Tranche B will bear interest at the higher of 10.95% per annum or the Wall Street Journal Prime rate plus 3.2% and will be fixed if and when Second Tranche B is drawn.

For the year ended December 31, 2007, the debt discount and the transaction costs related to the amendment of the term loan agreement amounted to $554 and no such costs were incurred in 2008. These costs and the value allocated to the vested warrants were recorded as a reduction of the carrying value of long-term debt and are amortized over the remaining term of the loan using the effective interest method. As a result of the debt discount, transaction costs and the value assigned to the vested warrants, the effective interest rate of the Tranche A term loan is approximately 14.5% and the effective interest rate of the Tranche B term loan is approximately 13.6%.

Principal repayments of the long-term debt for the next three years are as follows:

$
2009	4,352
2010	9,467
2011	10,637

24,456

15. SHAREHOLDERS’ EQUITY

Authorized

Unlimited number of common shares, voting, without par value

Unlimited number of preferred shares, non-participating, non-voting, without par value

52	Labopharm 2008 Annual Report

Capital stock transactions

During the year ended December 31, 2008, 8,100 [2007 – 70,000 and 2006 – 424,100] stock options were exercised for a total cash consideration of $8 [2007 – $225 and 2006 – $1,930]. In addition, capital stock was increased by $4 [2007 – $142 and 2006 – $533] and contributed surplus was reduced by the same amount.

On May 3, 2006, the Company completed a public offering in Canada and the United States and issued 12,650,000 common shares, which included the exercise in full of the underwriters’ over-allotment option, at a price of $8.99 or US$8.00 per share. The total gross proceeds of the offering were $112,734 for an average price per share of $8.91, which considers currency conversion at the closing date. The share issuance costs related to this offering including the underwriters’ discounts and commissions were $9,240.

Warrants

On December 21, 2007, as part of the amended term loan agreement described in note 14, the Company issued 1,460,152 warrants to purchase one common share per warrant, having an exercise price of $1.00 each, with 60% of the warrants being fully vested upon execution of the amended term loan agreement and the balance becoming vested only upon a further drawdown. Under certain conditions, the warrants are subject to re-pricing and as a result of the drawdown of Tranche B, the exercise price of the warrants was reduced to $0.89. As a result of the re-pricing, the value of the 876,091 warrants vested in 2007 was increased by $20 and the carrying value of Tranche B reduced by the same amount.

In October 2008, the warrant agreement was amended and an additional 292,031 warrants vested upon the drawdown by the Company of Tranche B. The remaining 292,030 warrants vest only if there is a draw on the Second Tranche B available under the term loan agreement. The unvested warrants are subject to re-pricing if, when the Company draws on second Tranche B, the volume-weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the five days preceding such draw, is less than $0.89. This re-pricing is subject to the TSX approval.

Proceeds from the term loan agreement were allocated to the long-term debt and the vested warrants based on their relative fair value. The proceeds allocated to the 876,091 warrants related to Tranche A vested in 2007 were $541 and the proceeds allocated to the 292,031 warrants related to Tranche B vested in October 2008 were $190, as set out in note 14.

The Company estimated the fair value of the warrants measured in the years ended December 31 and the incremental fair value related to the 2008 re-pricing using the Black-Scholes option pricing model and resulting in the following weighted average assumptions at the issuance or re-pricing date:

FOR THE YEARS ENDED DECEMBER 31,	2008	2007
Expected volatility	78%	72%
Expected life	4.2 years	5.0 years
Risk-free interest rate	2.96%	3.88%
Dividend yield	n/a	n/a

As at December 31, 2008, 1,460,152 warrants were outstanding [2007 – 1,460,152], of which 1,168,122 were exercisable [2007 – 876,091].

Stock option plan

The Company established a stock option plan for directors, executive officers, employees and consultants of the Company. The maximum number of common shares that are issuable under the plan shall not exceed 9.9% of the Company’s total issued and outstanding shares at any time.

During the year ended December 31, 2008, the Company undertook in favour of an institutional shareholder to limit the number of options granted annually under the stock option plan. The foregoing undertaking shall expire at the earliest of the institutional shareholder owning less than 3% of the Company’s outstanding shares, and the stock option plan being amended and such amendment(s) being approved and ratified by the shareholders at a duly called meeting.

As at December 31, 2008, 5,625,780 [2007 – 5,624,978] securities are issuable under the plan, and 1,544,035 [2007 – 1,954,228] options are available for grant, subject to the undertaking described above.

The maximum number of common shares that may be optioned in favour of any individual will not exceed 5% of the number of outstanding common shares. Under the stock option plan, the price at which the common shares may be purchased will not be lower than the closing price of the common shares on the Toronto Stock Exchange on the grant date. Any options issued are non-transferable.

All of the options that may be granted under the plan are exercisable according to a schedule up to a maximum period of ten years following the grant date thereof. The outstanding options as at December 31, 2008 may be exercised no later than December 2015. Options granted generally vest over a two- or three-year period except for stock options granted to members of the Board of Directors, which vest immediately.

Labopharm 2008 Annual Report	53

15. SHAREHOLDERS’ EQUITY [CONT’D]

Stock option plan [cont’d]

The stock option plan was amended in 2008 to include a retirement clause that applies to certain officers of the Company. Provided that some conditions are met with respect to age and period of employment with the Company, the stock options of these officers shall, upon their retirement, continue to vest under their original terms and shall retain their original expiry dates. Following this change in the stock option plan, the Company recognized in 2008 all the remaining compensation costs for unvested options granted to officers who have met these conditions, which resulted in an additional selling, general and administrative expense of $155. Compensation costs for options granted to officers who would meet these conditions during the regular vesting period are recognized over the period from the grant date to the date the officer will meet these conditions.

The changes in the number of stock options granted by the Company and their weighted average exercise prices are as follows:

	2008		2007		2006
	#	$	#	$	#	$
Balance, beginning of year	3,670,750	5.89	3,556,425	6.03	3,560,875	5.59
Granted	1,424,995	2.19	1,399,550	5.50	570,400	7.85
Exercised	(8,100)	0.96	(70,000)	3.22	(424,100)	4.55
Expired	(833,200)	6.43	(1,133,425)	5.96	(141,250)	6.88
Forfeited	(172,700)	4.31	(81,800)	6.24	(9,500)	7.35

Balance, end of year	4,081,745	4.57	3,670,750	5.89	3,556,425	6.03

Options exercisable at end of year	2,957,644	5.06	2,724,150	6.00	3,008,525	6.03

Additional information concerning stock options as at December 31, 2008 is as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICES $	NUMBER OF OPTIONS #	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE [IN YEARS]	WEIGHTED- AVERAGE EXERCISE PRICE $	NUMBER OF OPTIONS #	WEIGHTED- AVERAGE EXERCISE PRICE $
0.70 to 1.39	560,095	6.00	1.08	322,194	1.06
1.90 to 4.10	1,665,750	4.43	2.80	1,042,450	2.96
6.61 to 6.98	1,360,900	3.85	6.84	1,105,200	6.81
7.29 to 9.72	495,000	3.36	8.20	487,800	8.21

	4,081,745			2,957,644

A compensation expense of $2,414, net of the estimation of forfeitures, has been recognized during the year ended December 31, 2008 [2007 – $4,252 and 2006 – $2,600] for stock options granted to employees and directors.

As at December 31, 2008, total unrecognized compensation expense related to unvested stock options was $337, and is expected to be allocated to research and development and selling, general and administrative expenses on a weighted-average period of 11.7 months.

Additional information concerning stock options for the years ended December 31, is as follows:

	2008 $	2007 $	2006 $
Intrinsic value of options outstanding	721	19	5,532
Intrinsic value of options exercisable	439	6	4,961
Estimated fair value at grant date of options becoming exercisable during the year	3,226	3,143	2,313

The fair value of options granted during the year was estimated at the date of grant using the Black-Scholes option pricing model and resulting in the following weighted average assumptions:

FOR THE YEARS ENDED DECEMBER 31,	2008	2007	2006
Expected volatility	76%	66%	65%
Expected life	5.0 years	5.0 years	3.8 years
Risk-free interest rate	3.43%	4.09%	4.04%
Dividend yield	n/a	n/a	n/a

In developing the estimate of expected life, the Company has assumed that its recent historical stock option exercise experience is a relevant indicator of future exercise patterns. The Company based its determination of expected volatility on the historical market volatility of its shares.

The weighted average grant date fair value of stock options granted during the year ended December 31, 2008 using the aforementioned assumptions was $1.40 [2007 – $3.09 and 2006 – $4.00].

54	Labopharm 2008 Annual Report

16. COMMITMENTS, GUARANTEES AND CONTINGENCIES

[a] Commitments

The Company occupies certain facilities under operating lease arrangements and leases certain equipment. Estimated future minimum annual payments under these operating leases for the years ending December 31 are as follows:

$
2009	190
2010	191
2011	102
2012	73
2013	18

574

Rental expenses for facilities and equipment under operating leases totalled $158 in 2008 [2007 – $101 and 2006 – $120].

Letters of credit amounting to $141 were issued to the lessors of the Company’s facilities as collateral for the Company’s performance of obligations under the leases. These letters of credit are collateralized by specific investments with an estimated fair value of $141 which have been classified as restricted long-term investments.

The Company has entered into a long-term supply agreement with a third-party manufacturer in anticipation of the commercialization of its products. This agreement includes a clause requiring the purchase of minimum quantities of product under certain conditions. Should these conditions be maintained and the agreement not be terminated prior its term, the Company estimates that the minimum remaining commitment related to this agreement could reach up to approximately $14,719 for the purchase of bulk tablets until 2011.

[b] Guarantees

The Company periodically enters into research, licensing, distribution or supply agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

[c] Contingencies

In 1994, concurrently with the purchase of a controlled-release technology, the Company acquired a right of first refusal with respect to an improved technology for which it agreed to pay royalties of 4% on net revenue generated from the commercialization of the 1994 purchased technology. On February 7, 2005, the Company was served with a motion to institute legal proceedings in the Québec Superior Court. The motion seeks payment of an unspecified amount of royalties said to be outstanding since 1999. The Company considers that no amounts are owing as at December 31, 2008 and no amounts have been recognized to date.

In relation with the enforcement of certain U.S. patents held by Purdue Pharma which are related to the Company’s once-daily tramadol product, the Company and Purdue Pharma initiated discussions with respect to the sharing of the legal costs involved with the enforcement of this intellectual property. As a good faith gesture, on July 30, 2008, the Company deposited with Purdue Pharma an amount of $924 which was recorded in selling, general and administrative expenses in the quarter ended June 30, 2008. Considering that its once-daily tramadol product was approved in the U.S. on December 30, 2008, the Company has agreed to pay an additional amount of $4,834 for its share of legal costs incurred up to December 31, 2008 and has accordingly accrued for such amount and recorded a corresponding selling, general and administrative expense. The Company has also agreed to pay its share of future costs with respect to the enforcement of this intellectual property.

17. INCOME TAX EXPENSE (RECOVERY)

The components of income tax expense (recovery) are as follows:

FOR THE YEARS ENDED DECEMBER 31,	2008 $	2007 $	2006 $
Income tax expense (recovery)
Current	(59)	2,519	2,270
Future	—	(18)	(134)

	(59)	2,501	2,136

Labopharm 2008 Annual Report	55

17. INCOME TAX EXPENSE (RECOVERY) [CONT’D]

Income tax expense (recovery) on loss from operations as presented differs from the amount calculated by applying the statutory income tax rate to loss before income taxes.

The reasons for this difference and the effect on income tax expense are as follows:

	2008		2007		2006
	$	%	$	%	$	%
Income (loss) before income taxes:
Canadian operations	(204)		860		3,283
Foreign operations	(40,382)		(34,934)		(25,012)

	(40,586)		(34,074)		(21,729)

Income tax recovery at the Canadian statutory tax rate	12,541	30.9	10,911	32.0	6,953	32.0
Change in income taxes arising from the following:
Effect of foreign operations and foreign tax rates	(8,297)	(20.5)	(7,116)	(20.9)	(4,630)	(21.3)
Non-deductible items	(144)	(0.4)	(528)	(1.5)	(71)	(0.3)
Unrecognized tax benefits of losses carried forward and other differences	(3,905)	(9.6)	(3,415)	(10.0)	(3,418)	(15.7)
Impact of changes in tax rates	(87)	(0.2)	(2,191)	(6.4)	(686)	(3.2)
Other	(49)	(0.1)	(162)	(0.5)	(284)	(1.3)

Income tax recovery (expense)	59	0.1	(2,501)	(7.3)	(2,136)	(9.8)

The Company did not deduct certain discretionary research and development expenses which have an unlimited carryforward period, and recorded a Canadian federal tax expense and liability of nil in 2008, $2,667 in 2007 and $2,084 in 2006 in order to utilize a corresponding amount of these non-refundable federal tax credits related to research and development expenditures not previously recognized in the consolidated financial statements and which would eventually expire. The corresponding amount was recognized as government assistance and a reduction of research and development expenses [note 18] offsets the federal income tax payable for 2007 and 2006.

The tax effect of temporary differences and net operating losses that give rise to future income tax assets and liabilities are as follows:

	2008 $	2007 $
Future income tax liabilities
Investment tax credits	—	(798)
Carrying values of capital assets in excess of tax basis	(282)	(121)

Total future income tax liabilities	(282)	(919)

Future income tax assets
Tax basis of capital assets in excess of carrying values	2,252	1,999
Net operating losses carried forward of foreign entities	24,346	17,048
Research and development expenditures	9,113	10,333
Share issue costs, financial expenses and other	1,477	2,486
Impairment loss on long-term investment	372	228

Total future income tax assets	37,560	32,094
Valuation allowance	(37,133)	(31,059)

Future tax assets	427	1,035

Net future income tax assets	145	116

During the year ended December 31, 2008, the valuation allowance increased by $6,074 [2007 – $2,675].

The Company has accumulated loss carryforwards in foreign jurisdictions which are available to reduce future years taxable income, the benefits of which have not been recognized in these consolidated financial statements. These loss carryforwards expire as follows:

BARBADOS $
2012	3,396
2013	5,045
2014	3,994
2016	5,002
2017	8,897

26,334

In addition, the Company has $188,492 of loss carryforwards in Ireland that are available to reduce taxable income in future years and have an unlimited carryforward period, the benefits of which have not been reflected in these consolidated financial statements.

The Company has approximately $41,879 of research and development expenditures for Canadian federal tax purposes and $23,793 for Quebec tax purposes that are available to reduce taxable income in future years and have an unlimited carryforward period. The

56	Labopharm 2008 Annual Report

tax benefit of nil for 2008, $2,584 for 2007 and $2,019 for 2006, of these expenditures has been recognized for federal and Quebec tax purposes. Research and development expenditures are subject to audit by the taxation authorities and accordingly, these amounts may vary.

The Company also has accumulated share issue costs which have not been deducted for income tax purposes amounting to approximately $3,696. The benefits of these expenses have not been recorded in the consolidated financial statements.

Canada Revenue Agency audit

The Company is being audited by the Canada Revenue Agency [“CRA”] with respect to the 2002 sale, to its foreign subsidiaries, of an undivided interest in certain of its intellectual property rights, and with respect to its international operations. The possible outcomes of this audit are multiple and are uncertain at this time.

The CRA has verbally advised the Company of its intent to issue a proposal for the reassessment of the Company on the basis of a proposed recharacterization of the Company’s operations and the 2002 intellectual property sale to the foreign subsidiaries, under paragraphs 247(2)(b) and (d) of the Income Tax Act. The effect of a recharacterization should be that from a Canadian tax perspective, all intellectual property would be recharacterized as being completely owned by the Canadian entity rather than jointly owned with the various foreign entities. The general impact should be a significant increase in the loss carryforwards for Canadian federal and provincial tax purposes, partly offset by a decrease in loss carryforwards in Ireland and Barbados. Since the tax benefit of these loss carryforwards is currently offset by the valuation allowance, there should be no impact on the current consolidated balance sheets or statements of operations except as noted hereafter with respect to federal investment tax credit claims. No income taxes should currently be payable. In addition, when the Company becomes profitable and has used up all its loss carryforwards, the Company’s effective tax rates would be higher since a greater portion of its revenue would be deemed taxable in Canada.

The Company would also be required to adjust its claims for federal non-refundable investment tax credits recognized in the amounts of $2,667 and $2,084 for the years ended December 31, 2007 and 2006, respectively, which would result in an annual increase in research and development expenses and a corresponding reduction of income tax expense in each year.

Once the proposal is received, the Company will evaluate its options to defend against the proposed reassessment. In 2006, the Company took a reserve with respect to valuation issues in relation to the amount at which the assets were sold in 2002, through a reduction in future income tax assets of $2,072 and a corresponding reduction in the valuation allowance.

18. GOVERNMENT ASSISTANCE

The Company incurred research and development expenditures which are eligible for investment tax credits. The investment tax credits recorded are based on management’s estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. These amounts have been recorded as a reduction of research and development expenditures for the years ended December 31 as follows:

	2008 $	2007 $	2006 $
Research and development tax credits
Non-refundable	—	2,667	2,084
Refundable	1,888	1,318	994

	1,888	3,985	3,078

The Company has non-refundable investment tax credits available amounting to $6,769 related to research and development expenditures which may be utilized to reduce federal income taxes payable in future years and expire as follows:

$
2015	1,147
2026	1,769
2027	1,899
2028	1,954

6,769

The benefits of these non-refundable investment tax credits have not been recognized in the consolidated financial statements.

19. FINANCIAL EXPENSES

	2008 $	2007 $	2006 $
Interest on long-term debt	2,348	1,089	1,643
Interest on capital lease obligations	785	799	803
Loss on extinguishment of long-term debt	—	43	—
Amortization of deferred financing costs	—	—	208

	3,133	1,931	2,654

Labopharm 2008 Annual Report	57

20. NET CHANGE IN NON-CASH ITEMS

	2008 $	2007 $	2006 $
Marketable securities	644	(69)	(1,217)
Accounts receivable	(1,031)	574	(2,118)
Research and development tax credits receivable	(77)	672	(994)
Income taxes receivable	(313)	769	(513)
Inventories	1,215	2,412	(3,099)
Prepaid expenses and other assets	819	(76)	(932)
Accounts payable and accrued liabilities	4,581	68	(607)
Deferred revenue	(7,546)	(3,101)	(5,392)

	(1,708)	1,249	(14,872)

21. EMPLOYEE BENEFIT PLANS

The Company has two defined contribution pension plans, a voluntary contributory Canadian plan effective July 1, 2005 and a voluntary contributory European plan effective December 2003. The Company funded and charged to expenses contributions of $269, $243 and $171 in 2008, 2007 and 2006, respectively.

22. ECONOMIC DEPENDENCE

The Company is dependent on key raw material suppliers and key contract manufacturers. The loss of any of these suppliers could have a material adverse effect on the Company’s financial position and results of operations.

23. MANAGEMENT OF CAPITAL

The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its research and development activities, to pursue its commercialization efforts and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of debt or equity, or by entering into distribution and license agreements.

The Company includes shareholders’ equity (excluding accumulated other comprehensive income (loss)), long-term debt and deferred revenue in the definition of capital, which, as at December 31, 2008 and 2007, is as follows:

	2008 $	2007 $
Shareholders’ equity (excluding accumulated other comprehensive income (loss))	12,204	49,999
Total deferred revenue	13,862	21,408
Total long-term debt	23,643	13,647

	49,709	85,054

The Company is subject to certain non-financial covenants related to its long-term debt and has complied with these covenants as at December 31, 2008.

Considering the recent financial market conditions and the increasing difficulties for companies to obtain financing, the Company is reviewing its overall capital management strategy. In order to ensure that the Company has enough cash and cash equivalents to finance its operations and capital needs for approximately 15 to 18 months, the Company undertook the following measures:

•	On October 16, 2008, the Company drew down $5,837 [US$5,000] as part of its existing term loan agreement [note 14];

•

The Company started scaling down on certain early-stage research and development programs by way of postponement of high cost third-party research and development activities such as clinical trials, as well as implementation of other cost reduction initiatives; and

•	Cash equivalents and marketable securities maturing in the latter part of 2008 were invested in government-backed securities [note 4].

24. FINANCIAL INSTRUMENTS

Classification of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the “Financial Instruments – Recognition and Measurement” section of note 2 to these consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

58	Labopharm 2008 Annual Report

As at December 31, 2008, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:

	HELD FOR TRADING $	AVAILABLE- FOR-SALE $	LOANS AND RECEIVABLES $	OTHER FINANCIAL LIABILITIES $	TOTAL CARRYING VALUE $	FAIR VALUE $
Financial assets
Cash and cash equivalents	8,373	—	—	—	8,373	8,373
Marketable securities	—	36,520	—	—	36,520	36,520
Accounts receivable (excluding sales tax receivable)	—	—	2,997	—	2,997	2,997
Restricted long-term investments	—	141	—	—	141	141
Long-term investment	—	3,178	—	—	3,178	3,178

	8,373	39,839	2,997	—	51,209	51,209

Financial liabilities
Accounts payable and accrued liabilities [1]	—	—	—	12,699	12,699	12,699
Long-term debt	—	—	—	23,643	23,643	17,458

	—	—	—	36,342	36,342	30,157

[1]	This amount excludes capital tax and certain reserves.

Fair value of financial instruments

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

•	The fair value of the marketable securities has been determined by reference to published price quotations in active markets.

•

Given their short-term maturity, the fair value of cash and cash equivalents, accounts receivable, restricted long-term investments and accounts payable and accrued liabilities approximates their carrying value.

•	The long-term investment is recorded at its estimated fair value using the methods and assumptions described in note 8.

•	The estimated fair value of long-term debt was determined by discounting expected cash flows at rates the Company would expect in the market place for similar debt.

Management of risks arising from financial instruments

The Company does not use financial derivatives.

Market risks

a) Foreign exchange risk

The Company operates internationally and a significant portion of the Company’s revenue from licensing and distribution agreements and product sales is denominated in U.S. dollars or Euros. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the U.S. dollar and Euro. The Company has a natural hedge for a portion of this risk, in that certain of its expenditures are in U.S. dollars and Euros. Fluctuations in the timing of payments of accounts receivable and payable could cause unanticipated fluctuations in the Company’s consolidated operating results.

The Company contracted a term loan denominated in U.S. dollars, the outstanding balance of which was US$20,000 as at December 31, 2008. To reduce the impact on the Company’s consolidated results of operations and future cash flows which would result from a significant adverse change in foreign currency exchange rate between the Canadian dollar relative to the U.S. dollar and the effect it would have on the carrying value of its term loan, the Company typically maintains some cash and cash equivalents and marketable securities denominated in U.S. dollars. Changes in the fair-value of marketable securities denominated in U.S. dollars including changes due to currency fluctuation are recorded in accumulated other comprehensive income prior to maturity and will not necessarily reduce offsetting changes to the balance of the U.S. dollars denominated term loan in the same period.

Labopharm 2008 Annual Report	59

24. FINANCIAL INSTRUMENTS [CONT’D]

Market risks [cont’d]

a) Foreign exchange risk [contd]

The significant balances in foreign currencies as at December 31, are as follows:

	U.S. DOLLARS $	EUROS €	POUNDS STERLING £
2008
Cash and cash equivalents	4,461	819	—
Marketable securities	9,683	—	—
Accounts receivable	8	971	155
Restricted long-term investments	39	54	—
Accounts payable and accrued liabilities	(5,091)	(573)	(302)
Long-term debt	(20,073)	—	—

	(10,973)	1,271	(147)

2007
Cash and cash equivalents	13,006	2,471	—
Accounts receivable	—	768	—
Restricted long-term investments	—	53	—
Accounts payable and accrued liabilities	(729)	(689)	—
Long-term debt	(15,000)	—	—

	(2,723)	2,603	—

Based on the aforementioned net exposure as at December 31, 2008, and assuming that all other variables remain constant, a 10% rise or fall in the Canadian dollar against the other currencies would have resulted in decreases (increases) in net loss and comprehensive loss as follows:

	NET LOSS		COMPREHENSIVE LOSS
CANADIAN DOLLAR:	APPRECIATES 10% $	DEPRECIATES 10% $	APPRECIATES 10% $	DEPRECIATES 10% $
Against U.S. dollar	2,526	(2,526)	1,342	(1,342)
Against Euro	(219)	219	(219)	219
Against Pound sterling	26	(26)	26	(26)

b) Interest rate risk

Financial instruments that potentially subject the Company to significant cash flow interest rate risk are financial assets with variable interest rates and consist of cash and cash equivalents.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s marketable securities and the restricted long-term investments are the only financial assets bearing fixed interest rates and the long-term debt is the only financial liability bearing a fixed interest rate. The risk that the Company will realize a loss as a result of a decline in the fair value of its marketable securities is limited because these investments, although available for sale, are generally held to maturity. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to fixed interest rates on the marketable securities, owing to their relative short-term nature.

A portion of cash and cash equivalents bears interest at a variable rate. Accounts receivable, accounts payable and accrued liabilities bear no interest. Based on the value of variable interest-bearing cash and cash equivalents during the year ended December 31, 2008, an assumed 10% increase in interest rates during such period would have decreased the net loss by $35, with an equal but opposite effect for an assumed 10% decrease in interest rates.

Risks inherent to the long-term investment are disclosed in note 8.

To manage the interest rate risk, the Company’s investments are made to achieve the highest rate of return while complying with the two primary objectives for its investment portfolio: liquidity and capital preservation.

Credit risk

The Company’s maximum exposure to credit risk of as at December 31, 2008, is the carrying value of its financial assets. The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in highly rated Canadian corporations or government-backed institutions with securities that are traded on active markets and are capable of prompt liquidation. Cash and cash equivalents as at December 31, are held as follows:

	2008 $	2007 $
Two Canadian chartered banks	5,374	1,563
Two European banks	2,333	3,637
One U.S. bank	646	11,934
Other bank	20	39

	8,373	17,173

60	Labopharm 2008 Annual Report

The Company’s cash and cash equivalents are not subject to any external restrictions. The Company has an investment policy that monitors the safety and preservation of principal and investments, which limits the amount invested by issuer.

The Company also provides credit to its clients in the normal course of operations. It carries out on a continuing basis, credit evaluations of its customers. Revenue from product sales is primarily from established pharmaceutical companies. As at December 31, 2008, 99% of the Company’s trade receivables are aged as current and 1% of them are aged between one and thirty days past due. As at December 31, 2008, 88% of trade receivables [December 31, 2007 – 59%] are due from five customers [December 31, 2007 – two customers].

Liquidity risk

The Company is exposed to the risk of being unable to honour its financial commitments by the deadlines set out under the terms of such commitments. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management of the Company is actively involved in the review and approval of planned expenditures.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at December 31, 2008:

	LESS THAN 1 YEAR $	1-2 YEARS $	2-3 YEARS $
Accounts payable and accrued liabilities	12,699	—	—
Long-term debt	6,967	11,227	11,290

	19,666	11,227	11,290

25. SEGMENT DISCLOSURES

The Company operates in one operating segment – pharmaceutical products. The Company carries on business in Canada, Barbados, the United States, Ireland, and substantially all of the Company’s tangible assets are located in Canada. Licensing and product sales revenue has been derived primarily from the business carried on in Ireland, by the Company’s subsidiary Labopharm Europe Limited, and all other revenue has been derived from business carried on in Canada. The intangible assets are jointly owned by the Company and its foreign subsidiaries.

The following tables present revenue by the customers’ domicile and property, plant and equipment by location.

	TOTAL REVENUE
	2008 $	2007 $	2006 $
Europe	14,029	11,774	8,138
United States	3,092	5,498	7,736
Canada	3,582	1,726	—
Others	1,311	—	—

	22,014	18,998	15,874

	PROPERTY, PLANT AND EQUIPMENT
	2008 $	2007 $
Canada	9,526	10,281
Europe	500	519
United States	187	—

	10,213	10,800

For the year ended December 31, 2008, five customers [2007 – five customers and 2006 – two customers] generated 27%, 18%, 13%, 13% and 12%, respectively of product sales [2007 – 23%, 19%, 15%, 14% and 10%, respectively and 2006 – 60% and 10%, respectively].

For the year ended December 31, 2008, two customers [2007 – one customer and 2006 – one customer] generated 52% and 35%, respectively of licensing revenue [2007 – 73% and 2006 –86%].

For the year ended December 31, 2007, one customer generated 100% of research and development contract revenue.

26. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, in the normal course of business, the Company paid consulting fees of $331 [2007 – $352 and 2006 – $322] to a company related to a director and Managing Director of a wholly-owned subsidiary, and a former director of the Company (up to May 2008) and recorded this amount in selling, general and administrative expenses. These transactions are measured at the exchange amount.

Labopharm 2008 Annual Report	61

27. RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES

These consolidated financial statements were prepared in accordance with Canadian GAAP. The following represents accounting policies which the Company would adopt in order to conform to U.S. GAAP:

[a] Stock-based compensation

Under Canadian GAAP, the Company accounts for stock-based compensation to employees and directors as described in note 2. Under U.S. GAAP, the Company has followed the fair value method in accordance with SFAS 123(R), Accounting for Stock-Based Compensation as of May 1995 [SFAS123(R) as of January 1, 2006]. As such, all compensation expense is also recorded as a charge to income and a credit to accumulated paid-in capital. However, the compensation expense under U.S. GAAP considers options and warrants granted prior to the effective date of the Canadian GAAP requirements.

During the year ended February 28, 2001, the Company granted 196,725 compensation options to its agent in connection with the Company’s issuance of common shares. The options had an exercise period of twenty-four months from August 31, 2000, vested immediately and entitled the holder to purchase common shares at an exercise price of $3.40 per share. Under Canadian GAAP no compensation cost was recorded. Under U.S. GAAP, these options were accounted for under the fair value method on the date of grant using the Black-Scholes option pricing model, and an expense of $356 was recorded as a share issue cost against share capital, with a corresponding credit to contributed surplus. During the year ended February 28, 2002, 100,000 options were exercised resulting in a transfer of $181 from contributed surplus to share capital, and the remaining 96,725 options expired unexercised in August 2002.

[b] Warrants

During the year ended February 28, 2000, the Company issued 200,000 warrants to purchase one common share per warrant, to the former supplier of Contramid® in partial settlement for the termination of an agreement. No expense was recorded for the fair value of these warrants under Canadian GAAP. Under U.S. GAAP, these warrants were accounted for under the fair value method on the date of grant using the Black-Scholes option pricing model, and an expense of $224 was recorded as a charge to operations in fiscal 2000, with a corresponding credit to contributed surplus. In 2002 and 2004, 190,000 warrants were exercised resulting in a total transfer of $213 from contributed surplus to capital stock.

[c] Patent and intellectual property costs

Under Canadian GAAP, the Company capitalizes certain patent costs and costs of acquiring intellectual property as further described in note 2. Under U.S. GAAP, such costs would be classified as in-process research and development and would be expensed as incurred until such time as the underlying product is approved for commercialization. Amounts included in the reconciliation of consolidated net loss and comprehensive loss reflect an increase to the net loss for amounts capitalized under Canadian GAAP, offset by a decrease to the net loss for amortization expense under Canadian GAAP.

During the year ended December 31, 2008, the Company acquired certain patents or intellectual property rights which relate to a product approved for sale and capitalized the purchase cost of $518 [2007– $353 and 2006– $97] under U.S. GAAP.

[d] Research and development expenses

Under U.S. GAAP, research and development costs are expensed as incurred and include salaries and benefits, costs paid to third-party contractors to perform research, develop and manufacture drug material, and a portion of facilities costs. Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. Invoicing from third-party contractors for services performed can lag several months. There are no deferred research and development costs under U.S. and Canadian GAAP.

[e] Investment tax credits

Under U.S. GAAP, non-refundable research and development tax credits are applied as a reduction of income tax expense. These amounts are deducted from research and development expenses under Canadian GAAP.

[f] Inventories

In 2008, under Canadian GAAP, the Company adopted section 3031, Inventories. This new section allows the reversal of previously recorded inventory write-downs. Under US GAAP these reversals are not allowed. The amount included in the reconciliation of consolidated net loss and comprehensive loss reflect an increase to the net loss to adjust for these reversals recorded in 2008 under Canadian GAAP.

62	Labopharm 2008 Annual Report

The effect of the above on the Company’s consolidated financial statements is set out below:

Reconciliation of consolidated net loss and comprehensive loss

FOR THE YEARS ENDED DECEMBER 31,	2008 $	2007 $	2006 $
Net loss under Canadian GAAP	(40,527)	(36,575)	(23,865)
Adjustment for:
Reversal of previously recorded inventory write-downs [f]	(150)	—	—
Patent and intellectual property costs [c]	(26)	11	43

Net loss under U.S. GAAP	(40,703)	(36,564)	(23,822)
Changes in unrealized comprehensive loss	1,445	(50)	—

Comprehensive loss under U.S. GAAP	(39,258)	(36,614)	(23,822)

Net loss per share under U.S. GAAP – basic and diluted	(0.72)	(0.64)	(0.46)

The weighted average number of common shares outstanding for purposes of determining basic and diluted net loss per share is the same as those used for Canadian GAAP purposes.

The effects of any permanent or temporary timing differences for tax purposes are not significant and therefore have not been reflected in the reconciliation.

Reconciliation of reported amounts on consolidated balance sheets

Material variations in selected balance sheet accounts under U.S. GAAP are as follows:

	CANADIAN GAAP $	ADJUSTMENTS $	U.S. GAAP $
2008
Inventories [f]	1,760	(150)	1,610
Intangible assets [c]	3,855	(2,041)	1,814
Capital stock [a] [b]	241,967	4,024	245,991
Contributed surplus [a] [b]	14,937	6,349	21,286
Deficit	(245,451)	(12,564)	(258,015)

2007
Intangible assets [c]	3,453	(2,015)	1,438
Capital stock [a] [b]	241,955	4,024	245,979
Contributed surplus [a] [b]	12,527	6,349	18,876
Deficit	(205,024)	(12,388)	(217,412)

28. SUBSEQUENT EVENT

On January 23, 2009, the Company exchanged its ABCP investment for replacement notes under the ABCP restructuring arrangements as described in note 8. Accounting for the exchange notes will include a settlement of the original notes and recognition of New Notes, with any gain or loss recorded in the consolidated statements of operations. The New Notes will be measured at fair value on initial recognition and will be classified as held-for-trading which requires them to be recorded at fair value at each reporting period with changes in fair value included in the consolidated statements of operations in the period in which they arise. Until an active market develops for the New Notes, the fair value will be determined using a discounted cash flow approach based on the maximum use of inputs from observable market conditions on subsequent reporting dates. The fair value may change materially in subsequent periods.

As part of the note exchange, the Company received a cash payment of $200 which was its share of the accumulated cash up to August 31, 2008 in the conduit trusts. Another payment is expected in March 2009 for the Company’s share of the cash accumulated from September 1, 2008 to the completion of the restructuring. This amount will be included in the determination of the gain or loss resulting from the exchange of the notes.

Labopharm 2008 Annual Report	63

DIRECTORS & OFFICERS

BOARD OF DIRECTORS	OFFICERS

Labopharm Inc.	Labopharm Inc.

Santo J. Costa[1]	James R. Howard-Tripp
Chairman of the Board	President and Chief Executive Officer
Of Counsel
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan	Frédéric Despars
Vice-President, General Counsel and Corporate Secretary
Julia Brown[2]
Strategic Advisor to the Life Science Industry	Mark A. D’Souza
Senior Vice-President and Chief Financial Officer
James R. Howard-Tripp
President and Chief Executive Officer	Uwe Erbrich, PhD.
Labopharm Inc.	Vice-President, Global Quality Assurance

Richard J. MacKay[1,2]	Mary Anne Heino
President, Stiefel Canada Inc.	President, Labopharm USA, Inc.
Vice Chairman of the Board of Directors, Stiefel Laboratories, Inc.
Gregory M.C. Orleski
Frédéric Porte[3]	Vice-President, Business Development
President
Medipress Management Inc.	Damon C. Smith, BSc., PhD.
Senior Vice-President, Research and Development
Lawrence E. Posner[1]
Partner	Labopharm Europe Limited
Vedanta Capital
Anthony C. Playle
Jacques L. Roy[2,3]	Managing Director
Consultant
Labopharm USA, Inc.
Rachel R. Selisker[3]
President	Mary Anne Heino
Seamark Advisors LLC	President

[1]	Member of the Corporate Governance and Nominating Committee
[2]	Member of the Compensation Committee
[3]	Member of the Audit Committee

GENERAL INFORMATION

Labopharm Inc.	Stock Exchange Listing

480 Armand-Frappier Blvd.	TSX: DDS
Laval, Québec H7V 4B4	NASDAQ: DDSS
Telephone: 450 686-0207
Fax: 450 686-9141	Transfer Agent
www.labopharm.com
info@labopharm.com	Canada:
Computershare Trust Company of Canada
Annual meeting
United States:
May 7, 2009 at 11:00 a.m.	Computershare Trust Company N.A.
The Montreal Museum of Fine Arts
Maxwell-Cummings Auditorium	Auditors
1379 Sherbrooke Street West
Montréal, Québec	Ernst & Young, LLP

Investor Relations

Mark A. D’Souza
Senior Vice-President and Chief Financial Officer Telephone: 450 686-0207	All amounts in this report are in Canadian dollars, unless otherwise stated.
Fax: 450 687-5860
Ce rapport annuel est disponible en français sur demande.
Jason Hogan
Telephone: 416 815-0700	Printed in Canada
Fax: 416 815-0080 jhogan@equicomgroup.com

RYZOLT™ is a trademark of Purdue Pharma Products L.P.

Contramid® is a registered trademark of Labopharm Inc.

Polymeric Nano-Delivery Systems™ is a trademark of Labopharm Inc.

TradorecTM is a trademark of Labopharm Inc., registered at the United Kingdom

Intellectual Property Office.

64	Labopharm 2008 Annual Report

Exhibit 99.2

Labopharm Information Circular 2009

ANNUAL MEETING May 7, 2009 at 11:00 a.m. The Montreal Museum of Fine Arts Maxwell-Cummings Auditorium 1379 Sherbrooke Street West Montreal, Quebec

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting of Shareholders (the “Meeting”) of Labopharm Inc. (“Labopharm” or the “Company”) will be held at The Montreal Museum of Fine Arts on May 7, 2009 at 11:00 a.m. (Montreal time), for the purposes of:

(a)	receiving Labopharm’s audited consolidated financial statements for the financial year ended December 31, 2008 and the report of the auditors thereon;

(b)	electing eight (8) directors for the ensuing year;

(c)	appointing the auditors for the ensuing year and authorizing the directors to fix their remuneration; and

(d)	transacting such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

DATED at Laval, Quebec, this 18th day of March, 2009.

By order of the Board of Directors

(signed)

Frédéric Despars

Vice-President, General Counsel

& Corporate Secretary

SHAREHOLDERS MAY EXERCISE THEIR RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHOULD YOU BE UNABLE TO ATTEND THE MEETING IN PERSON, KINDLY COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE ENVELOPE PROVIDED AT YOUR EARLIEST CONVENIENCE. TO BE VALID, PROXIES MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 1500 UNIVERSITY STREET, SUITE 700, MONTREAL, QUEBEC, H3A 3S8, NO LATER THAN AT THE CLOSE OF BUSINESS ON MAY 5, 2009 OR THE SECOND TO LAST BUSINESS DAY PRECEDING THE DATE OF ANY ADJOURNMENT TO THE MEETING. YOUR SHARES WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AS INDICATED ON THE PROXY.

TABLE OF CONTENTS

SECTION 1 – VOTING INFORMATION		2

1.1	SOLICITATION OF PROXIES	2

1.2	RULES CONCERNING PROXIES	2

1.3	NON-REGISTERED SHAREHOLDERS	3

1.4	VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	3

SECTION 2 – BUSINESS OF THE MEETING		4

2.1	PRESENTATION OF FINANCIAL STATEMENTS	4

2.2	ELECTION OF DIRECTORS	4

2.3	APPOINTMENT OF AUDITORS	6

SECTION 3 – STATEMENT OF EXECUTIVE COMPENSATION		7

3.1	COMPENSATION DISCUSSION AND ANALYSIS	7

3.2	COMPENSATION OF EXECUTIVE OFFICERS	8

3.3	COMPENSATION OF DIRECTORS	13

3.4	DESCRIPTION OF THE STOCK OPTION PLAN	16

3.5	SECURITY-BASED COMPENSATION ARRANGEMENTS	18

SECTION 4 – ADDITIONAL INFORMATION		18

4.1	STATEMENT OF CORPORATE GOVERNANCE PRACTICES	18

4.2	AUDIT COMMITTEE DISCLOSURE	18

4.3	TRANSACTIONS WITH INTERESTED PARTIES	19

4.4	INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	20

4.5	LIABILITY INSURANCE	20

4.6	OTHER BUSINESS	20

4.7	ADDITIONAL INFORMATION	20

4.8	SHAREHOLDER NOMINEES FOR 2010 ANNUAL MEETING	21

4.9	APPROVAL OF THE INFORMATION CIRCULAR	21

SCHEDULE A		A-1

SCHEDULE B		B-1

INFORMATION CIRCULAR

FOR THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 7, 2009

SECTION 1 – VOTING INFORMATION

1.1	SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation by the Management of Labopharm Inc. of proxies for use at our 2009 Annual Meeting of Shareholders (the “Meeting”) to be held at the time and place and for the purposes mentioned in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) and at all adjournments thereof. As used in this Circular, all references to “Labopharm”, the “Company”, “we”, “us”, “our” or similar terms are to Labopharm Inc.

Except as otherwise indicated, the information contained in this Circular is given as of March 18, 2009. Any information, policies or rules posted on our website as described in this Circular (including Schedules A and B) does not form part of, and shall not be deemed to be incorporated by reference into, this Circular, unless expressly otherwise indicated. The solicitation will be made primarily by mail. However, our employees or mandataries designated by us may also solicit proxies by telephone or in writing. The cost of the solicitation will be borne by us. Upon request, we will reimburse all brokers, banks, depositaries, nominees and other trustees for the reasonable costs incurred by them in order to send the proxy documents to the beneficial owners of our shares.

1.2	RULES CONCERNING PROXIES

Any proxy to be used at the Meeting must be received no later than the close of business on May 5, 2009 by our transfer agent, Computershare Trust Company of Canada. A person giving a proxy may revoke it at any time including at any adjournment, unless the proxy has already been used. A proxy may be revoked by a written notice executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or an attorney thereof duly authorized and sent to our Corporate Secretary. The authority conferred upon the proxyholder may also be revoked if the shareholder attends the Meeting in person and makes a request to that effect.

The persons named in the enclosed form of proxy will exercise the voting rights attached to the shares for which they have received the proxy in accordance with the instructions indicated in the form of proxy. In the absence of instructions, the voting rights attached to the shares shall be exercised IN FAVOUR of the matters mentioned in the attached Notice of Meeting. The enclosed form of proxy confers upon the proxyholder a discretionary power in respect of amendments to the matters set forth in the Notice of Meeting and regarding all other matters which may properly be brought before the Meeting and all adjournments thereof. Our Management is not aware of any such changes or other matters that may come before the Meeting. If, however, such amendments or other matters do properly come before the Meeting or any adjournment thereof, the shares represented by the form of proxy will be voted at the discretion of the proxyholder.

Every shareholder has the right to appoint a person (who need not be a shareholder) to act for and on behalf of the shareholder at the Meeting other than the persons designated in the form of proxy. To do so, the shareholder must strike out the names of the persons named in the proxy and insert the name of the proxyholder in the blank space provided for that purpose in the form of proxy.

1.3	NON-REGISTERED SHAREHOLDERS

Non-registered shareholders may vote shares that are held by their nominees in one of the two following manners. Applicable securities laws and regulations, including National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees either a request for voting instructions or a proxy form for the number of shares held by them. The nominees’ voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be read carefully and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.

Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.

Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholder and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of our transfer agent, Computershare Trust Company of Canada. Non-registered shareholders should not otherwise complete the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

1.4	VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at March 18, 2009, we had 56,826,063 of our common shares (the “Shares”) issued and outstanding. Shareholders are entitled to one vote per Share.

At the Meeting and all adjournments thereof, each shareholder is entitled to exercise the votes attached to the Shares registered in his or her name at the close of business on March 27, 2009, which is the “record date” that has been set for the Meeting.

To the knowledge of our directors and officers and based upon publicly available information, no person, company or other entity has held or exercised control or direction over, as at March 18, 2009, 10% or more of our issued and outstanding Shares.

We and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (the “FSTQ”) entered into an agreement on May 29, 2001 (the “FSTQ Agreement”) pursuant to which: (i) as long as FSTQ holds 5% or more of the issued and outstanding Shares, FSTQ has the right to designate two nominees to represent it on our board of directors (the “Board of Directors” or the “Board”); (ii) as long as FSTQ holds 1% or more and less than 5% of the issued and outstanding Shares, FSTQ has the right to designate one nominee to represent it on our Board of Directors; and (iii) the FSTQ Agreement will be in force as long as FSTQ holds 1% or more of the issued and outstanding Shares. As at March 18, 2009, to the knowledge of our directors and officers, FSTQ held 3,994,312 Shares representing approximately 7.0% of all issued and outstanding Shares. Consequently, FSTQ is entitled under the FSTQ Agreement to designate two nominees for election to the Board of Directors. However, given the size of the current and proposed Board of Directors, FSTQ has advised us that it will only exercise its right to designate one nominee to represent it on our Board of Directors.

SECTION 2 – BUSINESS OF THE MEETING

2.1	PRESENTATION OF FINANCIAL STATEMENTS

The annual report including our audited consolidated financial statements for the financial year ended December 31, 2008 and the auditors’ report thereon will be presented at the Meeting, but the approval of the shareholders with respect thereto is not required.

2.2	ELECTION OF DIRECTORS

The articles of the Company provide for the election of a minimum of three and a maximum of 25 directors. The number of directors presently in office is eight and it is proposed that eight directors be elected until the next annual meeting of the shareholders of the Company. The term of office of a director so elected expires upon the election of his or her successor unless he or she shall resign or his or her office shall become vacant by death, removal or other cause.

Directors will be elected individually. Unless instructions are given to abstain from voting with respect to the election of any director, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees named below. We have no reason to believe that any of such persons will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee of their choice.

Board Nominees

In accordance with our Corporate Governance Rules which are more fully described in our Statement of Corporate Governance Practices attached hereto as Schedule A, the Corporate Governance and Nominating Committee, which reports to the Board of Directors, annually reviews the composition of our Board of Directors with respect to the skills, experience and expertise of its members and draws up, for purposes of review and approval by the Board of Directors, a list of nominees to be proposed as directors of our Company, subject to the requirements of the FSTQ Agreement.

The Corporate Governance and Nominating Committee has recommended, which recommendation was approved by the Board of Directors, that the eight persons listed in the table below be proposed as nominees for election to the Board of Directors at the Meeting. Mr. Jacques L. Roy is FSTQ’s nominee for election to the Board of Directors pursuant to the FSTQ Agreement. All nominees are currently directors of the Company.

The name of each person proposed by our Corporate Governance and Nominating Committee as a nominee for election to the position of director, the year in which each nominee first became a director of Labopharm, the principal occupation of each nominee and the number of Shares which each nominee directly or indirectly held as beneficial owner or over which he or she exercised control or direction as at March 18, 2009, are provided in the table below:

Name and residence	Director since	Principal occupation	Number of Shares held directly or indirectly as beneficial owner
SANTO J. COSTA (A) North Carolina, United States	2006	Of Counsel, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan (law firm)	31,500

JULIA R. BROWN(B) California, United States	2006	Strategic Advisor to the Life Science Industry	20,000

Name and residence	Director since	Principal occupation	Number of Shares held directly or indirectly as beneficial owner
JAMES R. HOWARD-TRIPP Ontario, Canada	1999	President and Chief Executive Officer, Labopharm Inc.	137,730

RICHARD J. MACKAY(A)(B ) Quebec, Canada	1995	President, Stiefel Canada Inc. and Vice Chairman of the Board of Directors, Stiefel Laboratories, Inc. (international pharmaceutical company)	211,971

FRÉDÉRIC PORTE(C) Quebec, Canada	1998	President, Medipress Management Inc. (strategic and financial planning company in the healthcare sector)	145,000

LAWRENCE E. POSNER(A) Connecticut, United States	2007	Partner, Vedanta Capital of New York (venture capital firm which makes direct investments in life sciences, retail and technology companies)	—

JACQUES L. ROY(B) (C ) Quebec, Canada	2001	Consultant	12,000(1)

RACHEL R. SELISKER(C) North Carolina, United States	2008	President, Seamark Advisor LLC (consulting firm specializing in financial consulting services to the healthcare industry)	—

(A)	Member of the Corporate Governance and Nominating Committee.
(B)	Member of the Compensation Committee.
(C)	Member of the Audit Committee.
(1)	Mr. Roy is FSTQ’s nominee pursuant to the FSTQ Agreement. As of March 18, 2009, to our knowledge based upon information provided by FSTQ, FSTQ held 3,994,312 Shares.

During the past five years, all of the nominees for election to the position of director mentioned above have held the principal occupations shown above, except for: (i) Mr. Santo J. Costa, who was Of Counsel with the law firm Williams, Mullen, Maupin, Taylor from June 2001 to August 2007; (ii) Dr. Lawrence E. Posner who was Senior Vice-President and Special Medical Liaison to Bayer Pharmaceuticals Corporation until July 2007 and Senior Vice-President and Head U.S. Research and Development with Yamanouchi Pharmaceuticals U.S.A., Inc. (now Astellas Pharma Inc.) from July 2003 to September 2004; (iii) Mr. Jacques L. Roy, who was Investment Manager with FSTQ from March 2004 to April 2005 and Vice-President, Finance and Corporate Development with Omega Laboratories Limited from May 2005 to January 2007; and (iv) Ms. Rachel R. Selisker who was Managing Director of the Raleigh, North Carolina, offices of Thompson Clive & Partners Inc. from January 2001 to March 2006 and Chief Financial Officer with AAIPharma, Inc. from March 2006 to May 2007.

Additional Information Relating to our Board Nominees

Mr. Santo J. Costa was the non-executive chairman of the board of Argomed, Inc., a privately held company, until he resigned from such position on August 2, 2002. On the day Mr. Costa resigned from his position, Argomed, Inc. filed for bankruptcy under the laws of the United States. Mr. Santo J. Costa was also a director of DigiScript Inc., a privately held company, until he resigned from such position on August 18, 2008. On August 25, 2008, after his resignation, DigiScript Inc. filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code. Mr. Frédéric Porte was elected director of Avance Pharma Inc. in October 2004 and resigned from such position in January 2005. In June 2005, Avance Pharma Inc. instituted proceedings under the Companies’ Creditors Arrangement Act (Canada). In connection with his functions at FSTQ, Mr. Jacques L. Roy was elected director of LBL Skysystems Corporation (“LBL”) on February 6, 2003. On September 27, 2005, LBL was declared bankrupt pursuant to the Bankruptcy and Insolvency Act (Canada).

Board Interlocks

As of March 18, 2009, no members of the Board of Directors served together on the boards of other public companies.

2.3	APPOINTMENT OF AUDITORS

At the Meeting, our shareholders will be called upon to appoint auditors to hold office until the next annual meeting of shareholders and to authorize the directors to establish the remuneration of the auditors so appointed.

Unless instructions are given to abstain from voting with regard to the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young LLP as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.

Ernst & Young LLP have been acting as our auditors since July 2002. In addition to performing the audit of our consolidated financial statements, Ernst & Young LLP provided other services to us and they billed us the following fees in respect of each of our two most recently completed financial years:

Fees	Financial year ended December 31, 2008	Financial year ended December 31, 2007
Audit Fees(1)	$361,651	$397,643	(2)
Audit-Related Fees(3)	—	$18,570
Tax Fees(4)	$77,549	$220,392
All other Fees(5)	$9,879	$14,745
Total:	$449,079	$651,350

(1)     Refers to the aggregate fees billed by our external auditors for audit services.

(2)     Includes a fee of $36,238 billed in 2008 relating to services provided for financial year 2007.

(3)     Refers to the aggregate fees billed for assurance and related services by our external auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under (1) above, including professional services rendered by our external auditors for accounting consultations on proposed transactions and consultations related to accounting matters.

(4)     Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, tax advice and tax planning.

(5)     Refers to the aggregate fees billed for other products and services provided by our external auditors.

SECTION 3 – STATEMENT OF EXECUTIVE COMPENSATION

3.1	COMPENSATION DISCUSSION AND ANALYSIS

Mandate and Composition of our Compensation Committee

The Board of Directors of the Company has established a Compensation Committee to oversee compensation matters and, as such, the Committee is responsible for reviewing and recommending annually to the Board the compensation of our directors and senior executive officers. The mandate of the Committee is primarily to ensure that our compensation policy is supportive of the Company’s business strategies and that it appropriately links senior management performance and compensation.

The Board of Directors has adopted a formal Charter for the Compensation Committee, a copy of which is available on our website at www.labopharm.com. The Charter of the Compensation Committee provides that the Committee shall be responsible for, among other things, the following:

•	reviewing compensation programs to ensure achievement of corporate objectives;

•	establishing industry benchmarks and comparables for reviewing periodically the Company’s compensation programs;

•	reviewing and recommending compensation levels and corporate goals and objectives relevant to compensation; and

•	reviewing and approving compensation packages for newly hired executives.

Since the Company’s last annual meeting of shareholders on May 8, 2008, the Compensation Committee has been composed of three directors, all of whom are independent directors, namely: Julia R. Brown (Chair), Richard J. MacKay and Jacques L. Roy. The Board of Directors of the Company believes that these directors have the knowledge, experience and background to fulfil their mandate.

Compensation Philosophy and Objectives

Our executive compensation program is based on the belief that the interests of our executives and shareholders should be closely aligned with one another. Under this philosophy:

•

a significant portion of each executive’s total compensation is linked directly to the attainment of personal objectives that are intended to create value for shareholders in both the short and long-term;

•

executives are incented to improve our overall performance and profitability and will only be rewarded when the specific goals established by the Compensation Committee (for the Chief Executive Officer and, based on the recommendations of the Chief Executive Officer, for other senior executives) have been achieved;

•	each year an executive’s individual performance and contribution will be rewarded through differentiated salary adjustments and bonus paid, if any.

Thus, the primary objectives pursued by the Compensation Committee in reviewing annually the Company’s compensation packages to executives are:

•	to retain and motivate leadership talent needed to maintain the organization and grow the business successfully;

•

to link a significant portion of each executive’s total compensation directly to the attainment of personal objectives that are intended to create value for shareholders in both the short and long-term;

•	to incent executives to improve overall company performance and profitability through short and long-term reward programs; and

•	to provide long-term incentive opportunities to ensure that management’s interests are aligned with those of the shareholders through share price performance.

Compensation Consultant

The Compensation Committee reviews the compensation of the non-executive directors and the senior executive officers of the Company on an annual basis with the assistance of a compensation consultant. During financial year 2008, the Committee retained the services of Radford Survey & Consulting, an Aon company (“Radford”), to provide advice on the competitiveness and appropriateness of compensation programs for the directors and the top executive officers of the Company.

The fees paid to Radford for compensation consulting services provided to the Committee and to the Company during financial year 2008 were as follows :

Type of fee	Financial year 2008 fees		Percentage of financial year 2008 fees
Fees for Board and Committee mandates	$61,634	(1)(2)	100	%(3)

(1)	Mandates given to Radford in fiscal 2008 included: assisting the Compensation Committee in reviewing the Company’s compensation philosophy and comparator group of peer companies, reviewing the Company’s executive compensation programs relative to market practices, providing information around current market practices and governance trends and reviewing management compensation proposals.
(2)	Amount paid in US dollars are converted into Canadian dollars using an average exchange rate based on the invoice date.
(3)	Radford is part of the Aon group of companies. No other fees were paid to Aon.

The independence of Radford, as compensation consultant, has been reviewed and confirmed by the Compensation Committee.

Peer Group

In 2008, the Company’s executive compensation plans were benchmarked against market compensation data gathered by Radford from specific peer companies, organizations of comparable size and other Canadian and U.S. biotechnology companies that the Company competes with for executive talent (the “Peer Group”). Each executive officer’s compensation is being benchmarked to compensation for similar positions in the Peer Group. Generally, the Committee will define the Company’s executive compensation by targetting the 50th percentile of the Peer Group with respect to base salary, short-term cash compensation and long-term incentives. Actual compensation is then adjusted based on individual performance, experience, skills and criticality of position within the Company.

3.2	COMPENSATION OF EXECUTIVE OFFICERS

Determining Executive Compensation

Aside from benefits, the four main components to an executive’s total compensation package are (i) salary, (ii) bonus awards, (iii) option grants, and (iv) other benefits.

In determining the proper amount for each compensation component, the Compensation Committee reviews the compensation paid for similar positions at corporations in the Peer Group. Each year the Compensation Committee reviews the compensation paid to our top executives, including the President and Chief Executive Officer, as well as their corporate performance and other factors in determining the appropriate performance measures and compensation levels.

(i)	Base Salary

Under our compensation program, the Compensation Committee establishes a range of base salaries for the President and Chief Executive Officer, after having reviewed and analyzed the salaries paid to presidents and chief executive officers occupying similar positions and performing similar functions at companies within the Peer Group and, upon its recommendation, the Board of Directors fixes his specific salary from within that range based upon (i) the attainment of his personal objectives and (ii) our global corporate performance. For the financial year ended December 31, 2008, the President and Chief Executive Officer’s annual base salary was $520,235.

For our executive officers other than the President and Chief Executive Officer, the President and Chief Executive Officer recommends the range of base salaries for each individual executive to the Compensation Committee, which then recommends to the Board of Directors the specific salary within that range for each individual executive based upon (i) the attainment of a given executive officer’s personal objectives and (ii) his or her contribution to our global corporate performance, each in the most recently completed financial year.

(ii)	Bonus Awards

All executive officers are eligible to receive annual bonus awards. Payment, if any, is based on our overall performance as compared to the objectives established in advance by the Compensation Committee, as well as individual performance. The Compensation Committee may choose to make adjustments to awards to reflect the impact of unplanned events.

The Board of Directors, upon the recommendation of the Compensation Committee, has also decided that, based upon a review of bonuses paid to the presidents and chief executive officers of the companies forming the Peer Group, our President and Chief Executive Officer should be eligible to receive an annual bonus of up to 60% of his annual base salary. Every year, the Compensation Committee recommends to the Board of Directors the specific amount of the bonus award, if any, to be paid to the President and Chief Executive Officer based upon (i) our global corporate performance, and (ii) the attainment of his personal objectives, each in the most recently completed financial year. For the financial year ended December 31, 2008, a bonus in the amount of $185,938 was awarded to our President and Chief Executive Officer.

The determination of bonus awards for executive officers other than the President and Chief Executive Officer is based on the same underlying philosophy as that for determining salaries. The President and Chief Executive Officer reviews and analyzes the bonuses paid to executives occupying similar positions and performing similar functions at the companies within the Peer Group. In accordance with recommendations of the President and Chief Executive Officer and the Compensation Committee, the Board of Directors has decided that, based upon its review of bonuses paid to executives of companies forming the Peer Group, our senior vice-presidents are eligible to receive an annual bonus of 40% of their annual base salary, while our vice-presidents are generally eligible to receive an annual bonus of 30%. Every year, the President and Chief Executive Officer assesses the performance of each individual executive, makes his recommendations to the Compensation Committee; the Committee then reviews and analyzes the recommendations of the President and Chief Executive Officer and presents them to the Board of Directors, which in turn votes on such recommendations. Specific amounts of any bonus award to be paid to each individual executive are based upon (i) his or her contribution to our global corporate performance, and (ii) the attainment of a given executive officer’s personal objectives, each in the most recently completed financial year.

(iii)	Option Grants

All executive officers are also eligible to be considered for stock option grants. We believe that stock options provide value in three ways: (1) by closely aligning management interests with those of shareholders vis-à-vis share price performance; (2) by acting as a means to attract high potential executives in competition to larger, more established companies; and (3) by having long-term retention value. When, upon the recommendation of the Compensation Committee, the Board of Directors grants options, it follows competitive long-term incentive compensation practices such that the size and value of these grants is intended to place our executive officers, including our President and Chief Executive Officer, in a competitive position as compared to the estimated value of the options granted to executives occupying similar positions and performing similar functions at companies within the Peer Group.

When the Compensation Committee recommends to the Board of Directors the size of new grants to each executive officer, it considers several factors which are benchmarked with similar positions in the Peer Group, including the number of shares underlying the grant, the size of the grant as a percentage of all grants, the long term incentive value of the grant, and the level of potential ownership in the Company the grant represents. Options granted by the Board of Directors upon the recommendation of the Compensation Committee to our executive officers normally vest as follows: (i) one-third on the date of the grant, (ii) an additional one-third on the first anniversary of the date of the grant, and (iii) the remainder on the second anniversary of the date of the grant.

(iv)	Other Benefits

The Company does not offer pension benefits to its executives. Perquisites and personal benefits are provided to executive officers based on competitive practices, business needs and specific circumstances.

Summary Compensation Table – Named Executive Officers

The following table sets forth detailed information regarding the compensation earned by: (i) our President and Chief Executive Officer and our Senior Vice-President and Chief Financial Officer; and (ii) our three other most highly compensated executive officers who were serving as such as at December 31, 2008 and whose total salary and bonus exceeded $150,000 during our most recently completed financial year (collectively referred to as our “Named Executive Officers”), in consideration of services rendered during each of the three last financial years ended December 31.

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)		Option- based awards(1) (2) ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation (4) ($)		Total compensation ($)
					Annual incentive plans ($)(3)	Long-term incentive plans ($)

JAMES R. HOWARD-TRIPP President and Chief Executive Officer	2008 2007 2006	520,235 500,225 467,500		539,500 977,500 —	185,938 200,090 300,000	— — —	— — —	— — —		1,245,673 1,677,815 767,500

MARK A. D’SOUZA (5) Senior Vice-President and Chief Financial Officer	2008 2007 2006	310,635 298,688 56,731		166,000 48,204 485,100	74,975 59,738 15,733	— — —	— — —	— — 100,000		551,610 406,630 657,564

MARY ANNE HEINO (6) President, Labopharm USA, Inc	2008 2007 2006	331,135 272,862 —	(7) (7)	166,000 391,000 —	81,458 51,378 —	— — —	— — —	53,323 107,491 —	(7) (7)	631,916 822,731 —

ANTHONY C. PLAYLE Managing Director, Labopharm Europe Limited	2008 2007 2006	142,575 129,069 116,935	(8) (8) (8)	124,500 273,700 —	31,028 36,160 92,394	— — —	— — —	330,520 351,530 322,163	(9) (9) (9)	628,623 790,459 531,492

DAMON C. SMITH Senior Vice-President, Research & Development	2008 2007 2006	306,275 288,270 240,235		199,200 273,700 —	65,710 57,654 76,875	— — —	— — —	— — —		571,185 619,624 317,110

(1)	The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

For the years ended December 31,	2008	2007	2006
Expected volatility	77%	62%	65%
Expected life	5.0 years	5.0 years	4.0 years
Risk-free interest rate	3.44%	4.09%	4.01%
Dividend yield	n/a	n/a	n/a

In developing the estimate of expected life, the Company has assumed that its recent historical stock option exercise experience is a relevant indicator of future exercise patterns. The Company based its determination of expected volatility on the historical market volatility of its shares.

(2)	Additionally, on February 25, 2009, the Board of Directors granted the following options to our Named Executive Officers: James R. Howard-Tripp : 325,000 options; Mark D’Souza : 110,000 options; Mary Anne Heino: 90,000 options; Damon C. Smith : 90,000 options; Anthony C. Playle : 70,000 options.
(3)	The compensation under the annual incentive plans were earned for the reference year and are payable early in the following year. Amounts payable in a currency other than Canadian dollar are converted at the December 31 exchange rate for the reference year.
(4)	Perquisites that do not exceed $50,000 or 10% of salary are not included in this column.
(5)	Mr. Mark A. D’Souza assumed his duties as Chief Financial Officer in October 2006, at which time he was granted 110,000 stock options and a signing bonus of $100,000. He was employed for 10 weeks of the financial year ended December 31, 2006, based on a yearly salary of $295,000. He was also granted 11,700 stock options on May 9th, 2007 for the 2006 financial year.
(6)	Ms. Mary Anne Heino assumed her duties as President, Labopharm USA, Inc. in February 2007, with a yearly salary of US$300,000. She was also granted 100,000 stock options and a signing bonus of US$150,000 of which US$100,000 was paid in 2007, and a balance of US$50,000 which was paid in early 2008. Ms. Heino received a salary of US$ 310,500 for the financial year ended December 31, 2008.
(7)	Amounts in US dollars are converted into Canadian dollars using an average exchange rate over the period of US$1.00 to Cdn$1.06646 in 2008 and of US$1.00 to Cdn$1.07491 in 2007.
(8)	Amounts paid in Euros are converted into Canadian dollars using an average exchange rate over the period of €1.00 to Cdn$1.56083 in 2008, €1.00 to Cdn$1.4695 in 2007 and €1.00 to Cdn$1.42454 in 2006.
(9)	Consulting fees paid to ACPharma Ltd., a consulting firm controlled by Mr. Playle, billed in £ sterling and converted into Canadian dollars at the exchange rate at the invoice date.

Stock Options Granted to Named Executive Officers

The aggregate number of Shares underlying the options granted during the financial year ended December 31, 2008 to all of our employees and directors was 1,424,995 at prices ranging from $0.70 to $2.57 per Share, of which a total of 720,000 options were granted to our Named Executive Officers. The number of options granted to certain Named Executive Officers in 2009, are indicated in note (2) to the Summary Compensation Table found hereinabove.

The following table shows all awards to our Named Executive Officers outstanding at the end of the most recently completed financial year :

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (#)
JAMES R. HOWARD-TRIPP	65,000 90,000 250,000 325,000	3.10 6.61 6.98 2.57	May 4, 2010 Dec. 14, 2010 Feb. 15, 2014 Feb. 20, 2015	— — — —	— — — —	— — — —

MARK A. D’SOUZA	110,000 11,700 100,000	8.40 7.33 2.57	Sep. 7, 2011 May 9, 2014 Feb. 20, 2015	— — —	— — —	— — —

MARY ANNE HEINO	100,000 100,000	6.98 2.57	Feb. 15, 2014 Feb. 20, 2015	— —	— —	— —

ANTHONY C. PLAYLE	20,000 20,000 35,000 40,000 70,000 75,000	7.40 4.10 3.10 6.61 6.98 2.57	Feb. 19, 2009 May 12, 2009 May 4, 2010 Dec. 14, 2010 Feb. 15, 2014 Feb. 20, 2015	— — — — — —	— — — — — —	— — — — — —

DAMON C. SMITH	35,000 23,300 70,000 120,000	3.10 6.61 6.98 2.57	May 4, 2010 Dec. 14, 2010 Feb. 15, 2014 Feb. 20, 2015	— — — —	— — — —	— — — —

(1)	The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of our Shares on the TSX on December 31, 2008 ($2.26) and multiplying the result by the number of Shares underlying an option.

The aggregate dollar value that would have been realized by our Named Executive Officers in 2008 if their options had been exercised on their vesting date was nil for each of them.

Performance Graph

The performance graph presented below illustrates the cumulative total return of a $100 investment in Canadian dollars in our Shares, compared with the cumulative total return of the S&P/TSX Health Care Index and the S&P/TSX Composite Index.

The year-end values of each investment are based on share appreciation plus dividends, if any, reinvested on the date they were paid. The calculations exclude brokerage fees and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown below the graph.

Labopharm Inc. – Share Price Evolution

December 31, 2003 to December 31, 2008

(December 31, 2003 = 100)

	31/12/03	31/12/04	31/12/05	31/12/06	31/12/07	31/12/08
Labopharm Inc.	100	44	76	74	11	25
S&P/TSX Health Care Index	100	83	79	80	60	42
S&P/TSX Composite Index	100	112	137	157	168	109

The trend shown by the above performance graph shows a marked decline in shareholder return between 2006 and 2008, mitigated by an increase in the price of the Shares at the end of 2008. The trend in executive compensation over the same period shows a stable increase in base salary, with no increase in 2009, a sharp decline in bonuses paid in 2007 and 2008 compared to 2006, and a relatively stable approach to option grants. The Board believes this is consistent with the trend in the performance graph for the following reasons:

•

Although the Board gives serious consideration to share performance in establishing executive compensation, it is not the only factor being considered by the Board in doing so. For example, in determining the number of options granted to Named Executive Officers each year, the Board’s objective is to align the level of potential ownership a Named Executive Officer would receive compared to a similar position within the Peer Group. The primary objectives and factors considered by the Board in reviewing executive compensation are described above at p. 7 of this Circular;

•

The Board is of the view that the cumulative return of the Shares between 2006 and 2008 was primarily impacted by significant delays in obtaining regulatory approval in the United States for our once-daily tramadol product and a more challenging business environment for pharmaceutical companies generally;

•

Key corporate achievements were realized during the period, including approval of our once-daily tramadol product in the United States, several commercial launches over the world, a positive phase III study and regulatory filing in the United States for the approval of our novel formulation of trazodone and advancing our product pipeline.

Termination and Change of Control Benefits

Pursuant to their respective employment agreements, in the event of a termination of employment (except where such termination is due to gross negligence of duty) or a change of control of the Company, Mr. James R. Howard-Tripp is entitled to receive a cash payment in an amount equal to 24 months of his annual base salary and the bonus he is entitled to, while Mr. Mark A. D’Souza, Ms. Mary Anne Heino, Mr. Anthony C. Playle and Dr. Damon C. Smith are each entitled to receive a cash payment in an amount equal to 18 months of their annual base salary and the bonus they are entitled to (3 months for Mr. Anthony C. Playle in the event of a termination of employment without cause). Our Named Executive Officers mentioned above would also be entitled to their insurance and health care benefits for the same period as above, and all of their unexercised stock options would fully vest and would be exercisable pursuant to the terms and conditions under which the stock options were granted except that the Named Executive Officer would be entitled to exercise such options until the expiry of the above-mentioned period.

Assuming that the triggering event would have taken place on the last business day of the financial year 2008, our President and Chief Executive Officer and our Senior Vice-president and Chief Financial Officer would have received $1,091,612 and $498,297, respectively, plus the bonus they are entitled to, in the case of a change of control or termination of employment. Similarly, our other Named Executive Officers would have received amounts ranging from $213,861 to $526,846 in the case of a change of control, and amounts ranging from $35,644 to $526,846 in the case of termination of employment, plus the bonus they are entitled to.

3.3	COMPENSATION OF DIRECTORS

Determining Directors Compensation

The current compensation regime applicable to directors of the Company is designed to: (i) attract and retain highly qualified individuals to serve on the Company’s Board of Directors and its committees; (ii) align the interests of the directors with the interests of the Company’s shareholders; and (iii) provide appropriate compensation for the time commitment, risks and responsibilities involved in serving as a director of a public company in Canada and in the United States. Based on a survey report performed by Radford, our director’s compensation package was reviewed in May 2008 to achieve a proper balance between cash and equity compensation by assessing the Company’s compensation practices against our Peer Group. Our directors compensation is based exclusively on annual cash retainers and long term compensation in the form of stock options. Each director is also entitled to be reimbursed for the travelling costs incurred by him or her in order to attend meetings. Directors who are also executives of the Company receive no remuneration for serving as directors.

(i)	Fees

According to the Company’s compensation policies applicable to non-executive directors, each non-executive director is entitled to the compensation set forth in the following table. On May 8, 2008, the Board compensation was adjusted by a 10% reduction agreed by the Board of Directors for the cash compensation to be paid to non-executive directors.

Type of Compensation	Annual compensation prior to May 8, 2008(1) ($)	Annual compensation after May 8, 2008 (1) ($)
Board Chairman retainer (total compensation)	95,000	85,500

Board Retainer	40,000	36,000

Committee Chairperson - Audit - Compensation - Corporate Governance and Nominating	20,000 20,000 15,000	18,000 18,000 13,500

Committee Member Retainer (other than chairperson) - Audit - Compensation - Corporate Governance and Nominating	10,000 7,500 7,500	9,000 6,750 6,750

Meeting Attendance Fees - Board Meeting - Committee Meeting	— —	— —

(1)	These amounts are paid in US dollars for non-resident directors.

During the financial year ended December 31, 2008, a total of $156,584 was earned by our Canadian directors and US$195,500 by our non-resident directors (excluding reimbursement of travel expenses).

(ii)	Equity-based Compensation

Unless otherwise determined by the Board of Directors, each non-executive director receives options to purchase Shares pursuant to our stock option plan. Since May 8, 2008, each non-executive director receives annually 20,000 options to purchase Shares under our stock option plan. New incoming members to the Board of Directors also receive 20,000 options to purchase Shares upon joining the Board of Directors, with the exception of the Chairman of the Board of Directors who received 50,000 options upon joining the Board of Directors in March 2006. The Chairman of the Board further receives an additional annual grant of 10,000 options.

During the financial year ended December 31, 2008, we granted a total of 154,995 options to purchase Shares under our stock option plan to our non-executive directors.

Summary Compensation Table - Directors

The following table sets forth detailed amounts of compensation provided to each non-executive director of the Company for the financial year ended December 31, 2008.

TOTAL COMPENSATION OF NON-EXECUTIVE DIRECTORS IN 2008

Name	Fees earned ($)		Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
SANTO J. COSTA	94,559	(2)	36,000	—	—	—	130,559
JULIA R. BROWN	59,722	(2)	24,000	—	—	—	83,722
RICHARD J. MACKAY	57,292		24,000	—	—	—	81,292
FRÉDÉRIC PORTE	46,667		24,000	—	—	—	70,667
LAWRENCE E. POSNER	44,614	(2)	24,000	—	—	—	68,614
JACQUES L. ROY	52,625		24,000	—	—	—	76,625
RACHEL R. SELISKER	9,598	(2)	10,998	—	—	—	20,596

(1)	The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

For the year ended December 31,	2008
Expected volatility	75%
Expected life	5.0 years
Risk-free interest rate	3.25%
Dividend yield	n/a

In developing the estimate of expected life, the Company has assumed that its recent historical stock option exercise experience is a relevant indicator of future exercise patterns. The Company based its determination of expected volatility on the historical market volatility of its shares.

(2)	Amounts in US dollars are converted into Canadian dollars using an average exchange rate over the period of US$1.00 to Cdn$1.06646.

The relevant disclosure for Mr. James R. Howard-Tripp is provided for under “Compensation of Executive Officers”.

Stock Options Granted to Directors

The following table shows all awards to our non-executive directors outstanding at the end of the financial year ended December 31, 2008:

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
SANTO J. COSTA	50,000 50,000 30,000	8.44 7.33 1.90	Mar. 1, 2011 May 9, 2014 May 8, 2015	— — 10,800.00	—	—

JULIA R. BROWN	27,500 20,000 20,000	6.93 7.33 1.90	Jan. 18, 2012 May 9, 2014 May 8, 2015	— — 7,200.00	—	—

RICHARD J. MACKAY	15,000 15,000 15,000 20,000 25,000 20,000	4.10 3.24 6.61 9.72 7.33 1.90	May 12, 2009 Apr. 20, 2010 Dec. 14, 2010 May 4, 2011 May 9, 2014 May 8, 2015	— — — — — 7,200.00	—	—

FRÉDÉRIC PORTE	15,000 15,000 20,000 20,000 20,000	4.10 3.24 9.72 7.33 1.90	May 12, 2009 Apr. 20, 2010 May 4, 2011 May 9, 2014 May 8, 2015	— — — — 7,200.00	—	—

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
LAWRENCE E. POSNER	31,250 20,000	2.45 1.90	Aug. 8, 2014 May 8, 2015	— 7,200.00	—	—

JACQUES L. ROY	15,000 5,000 25,000 25,000 20,000	2.65 8.50 9.72 7.33 1.90	Jun. 9, 2010 Feb. 15, 2011 May 4, 2011 May 9, 2014 May 8, 2015	— — — — 7,200.00	—	—

RACHEL R. SELISKER	24,995	0.70	Nov. 6, 2015	38,992.20	—	—

(1)	The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of our Shares on the TSX on December 31, 2008 ($2.26) and multiplying the result by the number of Shares underlying an option.

The aggregate dollar value that would have been realized by our non-executive directors in 2008 if their options had been exercised on their vesting date was nil for each of them.

3.4	DESCRIPTION OF THE STOCK OPTION PLAN

Since our last annual meeting of shareholders, a total of 3,700 Shares have been issued upon the exercise of options, representing approximately 0.01% of our issued and outstanding Shares. As of March 18, 2009, there were outstanding options to purchase 5,180,683 Shares under our stock option plan (the “Stock Option Plan”), representing approximately 9.12% of our issued and outstanding Shares. The following is a description of the purpose, terms and conditions of our Stock Option Plan.

The purpose of our Stock Option Plan is to enable us to attract and retain highly experienced and skilled directors, officers, employees and service providers of Labopharm and its subsidiaries (collectively the “Participants”) and to provide incentives to such Participants to promote the creation of shareholder value by aligning such Participants’ interests with the market value of our Shares.

The Stock Option Plan authorizes the Board of Directors to grant options to purchase Shares to employees, directors, officers or service providers of Labopharm and its subsidiaries.

The maximum number of Shares that can be issued under the Stock Option Plan may not exceed 9.9% of the total number of Shares issued and outstanding at any given time. In the event that options are exercised, expired or cancelled, the Board of Directors may grant an equivalent number of new options under the Stock Option Plan.

No Participant may hold options to purchase more than 5% of the number of Shares issued and outstanding at any time. The number of securities issuable (or reserved for issuance) to insiders under our Stock Option Plan may not, at any time, exceed 10% of our issued and outstanding securities. Furthermore, the number of securities issued to insiders under our Stock Option Plan, within any one-year period, may not exceed 10% of all of our issued and outstanding securities.

The exercise price of options granted under the Stock Option Plan is established by the Board of Directors but may not be lower than the closing market price of the Shares on the TSX on the date of the grant. If no transaction has been reported on such stock exchange on the option grant date, the closing price will be deemed to be the closing price of the Shares on the TSX on the last date on which transactions were reported immediately prior to the option grant date. The Board of Directors determines as part of each option grant the applicable vesting period provided that options may have an expiry date of up to ten years from the date of the grant. Notwithstanding the foregoing, unless the Board of Directors decides otherwise, including in the event of the retirement of an executive officer or a director of the Company, an option is not exercisable from and after each of the following dates:

(i)	in the case of a Participant that is an officer or an employee of Labopharm or one of our subsidiaries:

•	the date on which such Participant resigns or voluntarily leaves his employment;

•	the date on which such Participant’s employment is terminated for cause;

•	six months following the termination of such Participant’s employment by reason of death;

•	90 days following the termination of such Participant’s employment by reason other than those mentioned above, for example, disability, illness, retirement or early retirement;

(ii)	in the case of a Participant that is a director of Labopharm or one of our subsidiaries but is not employed by Labopharm or one of Labopharm subsidiaries (and in other limited circumstances):

•	the date on which such Participant ceases to be a director for any reason other than death;

•	six months following the date on which such Participant ceases to be a director by reason of death.

In 2008, our Stock Option Plan was amended to allow the Board to waive certain early termination requirements applicable to officers and directors of the Company in certain circumstances and provided certain conditions are met.

No option or interest therein is assignable by a Participant other than by testamentary disposition or by operation of the law of succession. No financial assistance is provided by us to facilitate the purchase of Shares upon the exercise of options under the Stock Option Plan.

The Stock Option Plan contains provisions permitting accelerated vesting in the event that an offer to purchase is made to all holders of Shares (i.e. a takeover bid). In such case, all options become exercisable immediately but only to the extent necessary to enable the Participant to tender his or her Shares in response to the offer.

The Stock Option Plan is administered by the Board of Directors or the Compensation Committee. The Board of Directors, on the advice of the Compensation Committee, and subject to any necessary regulatory approval, may amend, suspend or terminate the Stock Option Plan in whole or in part at any time but shareholder approval will be required for the following amendments to the Stock Option Plan or any options granted thereunder:

(i)	an increase of the total number of Shares that may be issued under the Stock Option Plan;

(ii)	a reduction in the exercise price with respect to an option granted under the Stock Option Plan or a cancellation of such an option for the purposes of re-issuing new options in replacement thereof;

(iii)	an extension to the term of an option granted under the Stock Option Plan beyond its original expiry date;

(iv)	an amendment to the class of persons eligible for grants of options under the Stock Option Plan; and

(v)	an amendment to allow options granted under the Stock Option Plan to become transferable or assignable other than for estate settlement purposes.

Every three years, all unallocated options under the Stock Option Plan will have to be approved by (i) our Board of Directors, (ii) a majority of our independent directors, and (iii) our shareholders. On February 20, 2008, the Board of Directors of the Company, including independent directors, unanimously approved the unallocated options under the Stock Option Plan. At their meeting dated May 8, 2008, the Company’s shareholders unanimously approved all unallocated options under the Stock Option Plan.

3.5	SECURITY-BASED COMPENSATION ARRANGEMENTS

Securities Authorized for Issuance under Equity Compensation Plans

Our Stock Option Plan is our only security-based compensation arrangement. The following table sets forth, as at December 31, 2008, the information with respect to all of our compensation plans pursuant to which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for further issuance under Labopharm’s equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,081,745	$4.57	1,544,035
Total:	4,081,745	$4.57	1,544,035

SECTION 4 – ADDITIONAL INFORMATION

4.1	STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our statement of corporate governance practices is set forth in Schedule A to this Circular.

4.2	AUDIT COMMITTEE DISCLOSURE

Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”) requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members, of their audit committees, as well as all fees paid to external auditors. However, since an issuer’s information (or management proxy) circular is more widely disseminated than is its annual information form, we have decided to present such information with respect to our Audit Committee (other than such committee’s charter) in the Circular and to incorporate this information by reference into our Annual Information Form. The Charter of our Audit Committee forms part of our Corporate Governance Rules and is attached as Schedule B to this Circular.

Composition of the Audit Committee

Frédéric Porte, Jacques L. Roy and Rachel R. Selisker are the current members of our Audit Committee, each of whom is independent and financially literate within the meaning of MI 52-110. Ms. Selisker is currently Chair of the Audit Committee.

Education and Relevant Experience

The education and related experience of each of the members of our Audit Committee is described below.

Frédéric Porte – Mr. Porte holds a Diplôme d’études approfondies (D.E.A.) in social and economic information from L’Université Paris-Sorbonne in France, as well as a degree in Business Administration and Finance from L’École Supérieure de Commerce in Lyon, France. Mr. Porte is the founder and President of Medipress Management Inc., a company offering strategic and financial planning in the health care sector. Mr. Porte also chairs the board of directors of Ambrilia Biopharma Inc. and he is a venture partner of Genesys Capital Partner. In 1981, he founded L’Actualité Médicale Inc., a publishing company the assets of which were sold in 1985. In 1987, he founded and was President of Clinidata Inc., a medical and pharmaceutical software company, which was purchased by Hoechst Marion Roussel (now sanofi-aventis S.A.) in 1994.

Jacques L. Roy – Mr. Roy holds a Bachelor of Commerce degree (B.Comm.) from McGill University. He has over 25 years of experience working in the fields of finance, venture capital and mergers and acquisitions. Throughout the course of his career, Mr. Roy has served on the board of directors of more than 15 companies (including various life sciences companies) as well as on the audit committee of a number of such companies.

Rachel R. Selisker – Ms. Selisker is a senior financial executive with diverse advisory experience in the healthcare industry. Ms. Selisker is President of Seamark Advisors LLC, a consulting firm providing financial consulting services to the healthcare industry, and has gained extensive experience as Chief Financial Officer and Senior Vice President of Global Shared Services, of Quintiles Transnational Corp., a high growth, publicly held international pharmaceutical services company where she served from July 1987 to January 2001. Ms. Selisker also serves as a member of the board of directors of several other corporations and organizations, including NPS Pharmaceuticals Inc. and Wake Technical Community College Foundation in respect of which she respectively also serves as Chairman of the audit committee and as Vice Chairman of the board.

Pre-Approval Policies and Procedures

In 2004, we adopted an Audit Committee Pre-Approval Policy for Audit and Non-Audit Services, which includes specific policies and procedures for the engagement of non-audit services. Such policy is available on our website at www.labopharm.com.

4.3	TRANSACTIONS WITH INTERESTED PARTIES

Except as described below, we are not aware that any of our directors, officers, nominees for election as directors, other informed persons or any persons associated with or otherwise related to any of the foregoing has had an interest in any material transaction carried out since the beginning of our most recently completed financial year or in any proposed transaction which has materially affected or is likely to materially affect us or any of our subsidiaries.

We have entered into a consulting services agreement with AcPharma Ltd., a company controlled by Anthony C. Playle, who is a director of Labopharm and Managing Director and member of the Board of Directors of our wholly-owned subsidiary, Labopharm Europe Limited. The fees paid by us to AcPharma Ltd. during each of the three most recently completed financial years are indicated in the Summary Compensation Table found at page 11 of this Circular.

4.4	INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of our directors, executive officers or senior officers or persons who held such positions during the most recently completed financial year or any nominees proposed as a director nor any person associated with any of the foregoing is indebted to us or any of our subsidiaries or was indebted to us or any of our subsidiaries either at any time during the most recently completed financial year or as at March 18, 2009.

4.5	LIABILITY INSURANCE

We take out liability insurance for the benefit of our directors and officers to cover them against certain liabilities contracted by them in such capacity. The current policy coverage limit is US$35,000,000 per event and policy year at a current cost of US$475,743 per annum. When we are authorized or required to indemnify an insured, a deductible of US$250,000 per non-US securities claim applies, a deductible of US$500,000 per US securities claim applies and a deductible of US$100,000 for all other claims also applies.

4.6	OTHER BUSINESS

Management of Labopharm knows of no other matters to be put before the Meeting. If, however, any other matters properly come before the Meeting, the persons designated in the accompanying form of proxy shall vote on such matters in accordance with their best judgment pursuant to the discretionary authority conferred thereon by the proxy with respect to such matters.

4.7	ADDITIONAL INFORMATION

Additional Information relating to us, including compensation information for previous years, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information related to us is provided in our comparative financial statements and management’s discussion and analysis thereon for the financial year ended December 31, 2008. We provide the following documents to any person who requests same from our Corporate Secretary at 480 Armand Frappier Boulevard, Laval, Quebec, H7V 4B4:

(i)	a copy of the financial statements and management’s discussion and analysis thereon; and

(ii)	a copy of this Circular.

In addition, it will be possible to obtain our Annual Information Form after the date it is filed with the securities commissions or similar securities regulatory authorities in Canada as well as any document incorporated by reference therein. We may require the payment of reasonable expenses if documents are requested by a person who is not a holder of Labopharm’s securities, unless we make a distribution of our securities in accordance with a short form prospectus, in which case such documents will be provided at no charge.

4.8	SHAREHOLDER NOMINEES FOR 2010 ANNUAL MEETING

In accordance with the Company’s Policy Governing Director Nominations, Shareholder-Board Communications and Director Attendance at Meetings, shareholder recommendations as nominees for election to the Board of Directors at the 2010 annual meeting of shareholders must be received by the Corporate Secretary of the Company before November 20, 2009 at the registered office address of the Company, at 480 Armand-Frappier Blvd., Laval, Quebec, H7V 4B4, Canada. A copy of the Company’s Policy can be obtained on its website, at www.labopharm.com.

4.9	APPROVAL OF THE INFORMATION CIRCULAR

The directors of Labopharm have approved the contents and the sending of this Circular.

By order of the Board of Directors

Laval, Quebec, March 18, 2009

(signed)

Frédéric Despars

Vice-President, General Counsel & Corporate Secretary

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Labopharm’s Corporate Governance Practices

The Canadian Securities Administrators (the “CSA”) adopted Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”). MI 52-110 sets forth certain requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters.

The CSA also adopted Multilateral Instrument 58-101 — Disclosure of Corporate Governance Practices (“MI 58-101”) and National Policy 58-201 — Effective Corporate Governance (“NP 58-201” and, together with MI 52-110, the “CSA Corporate Governance Standards”). NP 58-201 provides guidance to Canadian issuers with respect to corporate governance practices, while MI 58-101 requires issuers to make certain disclosures regarding their governance practices. The CSA Corporate Governance Standards, particularly MI 58-101 and NP 58-201 as the primary source of codified recommendations in respect of corporate governance practices in Canada.

In accordance with MI 58-101, we are required to disclose information with respect to our system of corporate governance. Over the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and, whenever practicable, exceed the CSA Corporate Governance Standards.

In 2007, we reviewed and updated our corporate governance practices. In such process, we abolished our Human Resources and Corporate Governance Committee and created two new committees: the Compensation Committee and the Corporate Governance and Nominating Committee. We adopted and implemented charters of each of these committees. Such charters complemented the following charters and policies, which are still in force and effect: charter of our Audit Committee, a Disclosure and Confidentiality Policy, a Trading Policy, an Audit Committee Pre-Approval Policy for Audit and Non-Audit Services, a Code of Ethics and Business Conduct, a Policy Governing Director Nominations, Shareholder-Board Communications and Director Attendance Meetings and a Whistle-Blowing Policy. We refer to our Board and Committee Charters as our “Corporate Governance Rules”.

We are of the view that adopting and implementing good corporate governance practices is a cornerstone of our corporate and management practices and policies and that our existing corporate governance practices already meet or surpass the prevailing corporate governance standards. We further believe that the measures we have adopted with respect to corporate governance comply substantially with the CSA Standards.

We encourage our shareholders to consult our Corporate Governance Rules and Code of Ethics and Business Conduct available on our website at www.labopharm.com and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

Our 2008 Annual Information Form, which is available and which may be obtained upon request from our Corporate Secretary, at www.sedar.com or at www.sec.gov (filed as Exhibit 99.1 to our annual report on Form 40-F), also contains certain information with respect to our corporate governance practices.

We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board of Directors are of the view that our corporate governance practices, as summarized in the following table, are in substantial compliance with the CSA Corporate Governance Standards. Copies of our Corporate Governance Rules and all related policies (including those mentioned above) are available on our website at www.labopharm.com.

CSA Guidelines	Labopharm’s Corporate Governance Practices
1. Board of Directors

(a) Disclose the identity of directors who are independent.	Of the current eight (8) members of our Board of Directors, seven (7) are “independent” within the meaning of MI 58-101, namely Ms. Julia R. Brown, Messrs. Santo J. Costa, Richard J. MacKay, Frédéric Porte, Lawrence E. Posner, Jacques L. Roy and Ms. Rachel R. Selisker.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Mr. James R. Howard-Tripp does not qualify as “independent” within the meaning of MI 58-101, as he is President and Chief Executive Officer of Labopharm and Chairman of the Board of our wholly-owned subsidiary, Labopharm Europe Limited.

(c)    Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

See above. Seven (7) of our eight (8) current directors are independent. The proposed nominees for election to our Board of Directors are all the same individuals as our current directors.

(d)    If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Mr. Santo J. Costa is a director of CV Therapeutics, Inc., and OSI Pharmaceuticals Inc., Nasdaq-listed companies. Mr. Frédéric Porte is a director of Ambrilia Biopharma Inc., a public company listed on the TSX. Ms. Julia R. Brown is also a director of Targacept, Inc., a Nasdaq-listed company. Mr. James R. Howard-Tripp is a director of GeneNews Limited, a public company listed on the TSX. Ms. Rachel R. Selisker is a director of NPS Pharmaceuticals Inc., a Nasdaq-listed company.

(e)    Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

Since 2004, a session has been held outside the presence of management and all non-independent directors at every regular Board meeting. During the Financial year ended December 31, 2008, 5 such sessions were held.

(f)     Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. Santo J. Costa is Chairman of the Board of Directors and is “independent” within the meaning of MI 58-101. The Chairman of the Board of Directors leads the Board of Directors in accordance with the mandate of the Board.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The table below indicates the directors’ record of attendance at meetings of the Board of Directors and its committees during the financial year ended December 31, 2008:

Director	Board meetings attended	Committee meetings attended	Total Board and Committee meetings attended
Santo J. Costa	9 of 9	4 of 4	100%
Julia R. Brown	8 of 9	5 of 5	94%
James R. Howard-Tripp	9 of 9	2 of 2	100%
Richard J. MacKay	8 of 9	9 of 9	94%
Frédéric Porte	9 of 9	5 of 5	100%
Lawrence E. Posner	8 of 9	2 of 2	94%
Jacques L. Roy	9 of 9	10 of 10	100%
Rachel R. Selisker	1 of 1	N/A	100%

Attendance Rate:	96%	100%	98%

2. Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the Board of Directors, a copy of which is included in our Corporate Governance Rules available on our website at www.labopharm.com, is to oversee the conduct of our business and supervise our senior management which is responsible for the conduct of the business. The Board of Directors determines matters of corporate policy, assesses management’s execution of these policies and reviews the results obtained.

3. Position Descriptions

(a)    Disclose whether or not the board has developed written position descriptions for the chair of the board and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has not developed written position descriptions for the Chair of the Board, and the Chair of each of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee.

The Chair of the Board provides leadership to the directors. He leads, manages and organizes the Board in consistency with practices approved by the Board and ensures that the responsibilities of the Board and its committees are well understood by the directors. He communicates with the President and Chief Executive Officer on a regular basis particularly with respect to the matters of strategic significance. He is responsible for scheduling, setting the agenda for the meetings of the Board with the input from the President and Chief Executive Officer, and presiding over the meetings.

The Chair of each of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee ensures that the mandate of its respective committee is fulfilled.

(b)    Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The corporate objectives of the President and Chief Executive Officer are set according to the strategic plan and the budget approved each year by the Board of Directors. Performance of the President and Chief Executive Officer is assessed against the achievement of the strategic plan and the budget. The Board of Directors is responsible for evaluating the performance of the President and Chief Executive Officer. In addition, the Board of Directors establishes our annual objectives, which the President and Chief Executive Officer is charged with accomplishing.

4. Orientation and Continuing Education

(a)    Briefly describe what measures the board takes to orient new directors regarding

i)       the role of the board, its committees and its directors, and

ii)     the nature and operation of the issuer’s business.

An orientation and training program for new Board members has been set up by our former Human Resources and Corporate Governance Committee and will now be administered by our Corporate Governance and Nominating Committee. The Board of Directors holds individual meetings with the President and Chief Executive Officer and other executive officers for each new director. New directors are provided with an extensive information package containing: (i) information about Labopharm; (ii) a copy of our articles and by-laws; (iii) a copy of the FSTQ Agreement; (iv) information on insurance coverage; and (v) various policies/plans governing the Board and/or senior executives.

(b)    Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Strategic planning sessions, using external consultants and advisors, and including management, are conducted periodically. The Board also has presentations and seminars with external consultants, advisors, and members of the management team, on particular topics on an as-needed basis.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	We adopted a Code of Ethics and Business Conduct on April 21, 2004, (the “Code of Ethics”).

(i) disclose how a person or company may obtain a copy of the code;	The Code of Ethics is accessible on our website at www.labopharm.com. A paper copy is also available upon request from our Corporate Secretary.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Corporate Governance and Nominating Committee is responsible for monitoring compliance with our Code of Ethics. Our directors, officers and employees are asked to periodically acknowledge in writing review of and compliance with the Code of Ethics as a condition of their engagement or employment relationship with us, as the case may be.

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been required or filed during our financial year ended December 31, 2008 with respect to any conduct constituting a departure from our Code of Ethics.

(b)    Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Audit Committee reviews and approves all related party transactions for potential conflict of interest situations on an ongoing basis.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	We have arranged for an Ethics Hotline through which directors, officers and employees can, on an anonymous basis, disclose any information or knowledge they may have regarding violations of the Code of Ethics or any information or knowledge regarding questionable accounting practices or auditing matters.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.	Together with our President and Chief Executive Officer, the Corporate Governance and Nominating Committee is responsible for determining the criteria for selection of Board and committee members, including establishing and periodically reviewing our practice relating to the recruitment of Board members. The Corporate Governance and Nominating Committee identifies candidates for election to the Board in consultation with management, through the use of search firms or other advisers, or through such other methods as the Corporate Governance and Nominating Committee deems to be helpful to identify candidates. The Corporate Governance and Nominating Committee will also consider candidates for election to the Board recommended by shareholders.

(b)    Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance and Nominating Committee is currently composed of three directors, all of which are “independent” namely Messrs. Richard J. MacKay, Santo J. Costa and Lawrence E. Posner. The Board of Directors uses outside advisors and consultants to advise the Board of Directors on nomination process, core competencies required on the Board and potential candidates.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Under the Charter of the Corporate Governance and Nominating Committee, the Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become new board members and recommending to the Board the new directors nominees for the next annual meeting of shareholders or for filling vacancies on the Board.

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The Compensation Committee reviews the amount and the form of compensation of directors and officers. In making recommendations to the Board of Directors for appropriate adjustments, the Compensation Committee considers the time commitment, risks and responsibilities of directors and officers, as well as comparative compensation data of other companies at a similar stage of development.

(b)    Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is currently composed of three outside and independent directors, namely Ms. Julia R. Brown and Messrs. Richard J. MacKay and Jacques L. Roy.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Charter of the Compensation Committee provides that the committee is responsible for reviewing and recommending our aggregate compensation level, as well as guidelines to be applied to management employees, with the assistance of outside human resources consultants where appropriate. The Compensation Committee is also responsible for reviewing and recommending to the Board of Directors any proposed amendments to our Stock Option Plan, subject to obtaining any required consents of applicable stock exchanges or securities regulatory authorities and for reviewing annually the level of ownership of Shares by our various directors and officers.

(d)    If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Radford Survey & Consulting was retained by Labopharm to assist in determining compensation of its directors and officers.

8. Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	There are no other standing committees, however, the Corporate Governance and Nominating Committee deals with Corporate Governance issues in addition to nominations.

9.      Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Charter of the Corporate Governance and Nominating Committee provides that the committee is responsible for assessing the effectiveness of directors, the Board of Directors and the various committees of the Board of Directors. In 2008, the Corporate Governance and Nominating Committee retained the services of Levin & Company, Inc., an expert firm, to perform the assessment of the Board and Committees and their respective members individually. The main purpose of this exercise, completed in early 2009, was to determine how the Board compares with the best Canadian corporate governance practices and to ensure that we are well-positioned moving forward.

In addition, the Corporate Governance and Nominating Committee monitors and makes recommendations regarding the effectiveness of our system of corporate governance, including the frequency and content of meetings, the need for any special meetings, communication processes between the Board and management and mandates of Committees of the Board.

MI 52-110 provides that the audit committee must be composed of a minimum of three (3) members, who must be “independent” directors (as defined in those rules).	The charter of our Audit Committee provides that all the members of the committee must be “independent” directors. All members of the Audit Committee are in fact “independent” directors within the meaning of MI 52-110. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from us or any of our subsidiaries, nor is an affiliated person with us, or any of our subsidiaries.

MI 52-110 provides that each audit committee member must be financially literate.	The Charter of the Audit Committee provides that all members of the Committee must have a working familiarity with basic finance and accounting practices, and at least one member of the Committee must have accounting or related financial management expertise.

MI 52-110 provides that the audit committee must have a written charter that sets out its mandate and responsibilities.	The written Charter of the Audit Committee, which forms part of our Corporate Governance Rules and is attached to this Circular as Schedule “B”, sets out the role, mandate and responsibilities of the Audit Committee.

MI 52-110 provides that the audit committee must recommend to the Board of Directors: (a) the external auditor to be nominated for the purposes of preparing or issuing an auditors’ report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditor.	The Charter of the Audit Committee provides that the committee is responsible for recommending to the Board of Directors the appointment, compensation and/or retention (including the authority not to retain or terminate) of any independent auditor engaged by us for the purpose of preparing or issuing an auditor’s report or related work.

MI 52-110 provides that the audit committee must be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditors report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.	The Charter of the Audit Committee provides that the committee is responsible for the overseeing of any independent auditor engaged by us for the purpose of preparing or issuing an auditor’s report or related work.

MI 52-110 provides that the audit committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuer’s external auditor.	In April 2004, our Board of Directors approved an Audit Committee Pre-Approval Policy for Audit and Non-Audit Services Policy, which policy sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditor may be pre-approved and is available on our website at www.labopharm.com.

MI 52-110 provides that the audit committee must review the issuer’s financial statements, MD&A and annual and interim earnings press releases before the issuer publicly discloses this information. These rules also mention that the audit committee must be satisfied that adequate procedures are in place for the review of the issuer’s public disclosure of financial information extracted or derived from the issuer’s financial statements, other than the public disclosure referred to in the preceding sentence, and must periodically assess the adequacy of those procedures.	The Charter of the Audit Committee provides that the committee is responsible for reviewing, together with representatives of Management and representatives of the independent auditors, our interim quarterly financial statements and our annual audited financial statements prior to their filing, as well as the related press release, and it shall report thereon to the Board of Directors. The committee is also responsible for monitoring our internal accounting controls, informational gathering systems and management reporting on internal control.

MI 52-110 provides that the audit committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.	The Charter of the Audit Committee provides that the committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters; (b) the confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters; and (c) any other material matters.

MI 52-110 provides that the audit committee must review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.	If this situation were to arise, the audit committee would review and approve such an event.

MI 52-110 provides that the audit committee must have the authority: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) to set and pay the compensation for any advisors employed by the audit committee; and (c) to communicate directly with the internal and external auditors.	The audit committee has such authority.

SCHEDULE B

CHARTER OF THE AUDIT COMMITTEE

I.	PURPOSE

The Audit Committee (the “Committee”) of Labopharm inc. (the “Company”) is a committee of the Board of Directors which has responsibility to review the financial statements, accounting policies and reporting procedures of the Company.

This Charter of the Committee has been established and adopted by the Board of Directors in order to provide appropriate guidance to the Committee members as to their duties. This Charter complements Section 8 of By-law No. One of the Company which deals with the constitution of committees and procedural rules at their meetings. The primary function of the Committee is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company, including the review and oversight of: the financial reports and other financial information provided by the Company to any governmental body or the public; the Company’s systems of internal controls regarding finance, accounting, and legal compliance that management and the Board have established; and the Company’s auditing, accounting and financial reporting processes generally. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.

The Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting process and the system of internal controls.

•	Monitor the independence and performance of the Company’s external auditors and the internal auditing department (when established).

•	Provide an open avenue of communication among the independent auditors, financial and senior management, the internal auditing department and the Board of Directors.

•	In performing its functions, the Committee may retain at the expense of the Company financial advisors, legal counsel and such other advisors as it deems necessary.

II.	COMPOSITION

•

The Committee shall be comprised of three or more directors, each of whom shall meet the independence and audit committee composition requirements promulgated by the Securities and Exchange Commission of the United States (the “SEC”), the National Association of Securities Dealers, The Ontario Securities Commission, The Authorité des Marchés Financiers, any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company (each a “Regulatory Body” and collectively, the “Regulatory Bodies”), as in effect from time to time.

•

All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise and may qualify as an “audit committee financial expert” under the rules promulgated by the SEC. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant.

III.	MEETINGS

•	The Committee may invite such other persons to its meetings, as it deems necessary. The Controller and external auditors should be invited to make presentations to the Committee as appropriate.

IV.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Committee shall:

Documents/ Reports Review

•

Review with representatives of management and representatives of the independent auditors the Company’s interim quarterly financial statements and the annual audited financial statements prior to their filing, and the related press release of the Company and shall report thereon to the Board of Directors.

•

Satisfy itself, on behalf of the Board of Directors, that the Company’s quarterly and annual audited financial statements are fairly presented in accordance with generally accepted accounting principles and shall recommend to the Board of Directors whether the quarterly and annual financial statements should be approved and included in the filings required by the Regulatory Bodies.

•

Satisfy itself, on behalf of the Board of Directors, that the information contained in the Company’s annual and quarterly financial statements, Annual Report to Shareholders and other financial publications, such as Management’s Discussion and Analysis (MD&A), the Annual Information Form (AIF) (and similar documentation required by the Regulatory Bodies), press releases relating to earnings and the information contained in a prospectus or registration statement does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading, in light of the circumstances under which it was made.

•	Review material financial reports or other financial information of the Company submitted to any Regulatory Body, or the public.

•	Have the right:

•	to inspect all the books and records of the Company and its subsidiaries;

•	to discuss such accounts and records and any matters relating to the financial position of the Company with the officers and auditors of the Company and its subsidiaries; and

•

to engage advisors, including to commission reports or supplemental information relating thereto; and any member of the Committee may require the auditors to attend any or every meeting of the Committee.

•

Review such matters and questions relating to the financial position of the Company and its affiliates or the reporting related thereto as the Board of Directors may from time to time refer to the Committee.

•	Together with the Board of Directors, review, assess the adequacy of this Charter periodically, at least annually, as conditions dictate, and update this Charter if and when appropriate.

•

Review and discuss with the independent auditors the report required to be delivered by such auditors pursuant to Section 10A(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Independent Auditors

•

Approve the appointment, compensation, retention (including the authority not to retain or to terminate), termination and oversight of any independent auditor engaged by the Company for the purpose of preparing or issuing an audit report or related work. The Board of Directors shall then put the selection of independent auditors to the vote of the Company’s shareholders.

•	Approve the funding necessary for compensation of any independent auditor and advise the Board of Directors of anticipated funding needs of the Committee.

•	Instruct the independent auditor that the independent auditor shall report directly to the Committee.

•

Satisfy itself, on behalf of the Board of Directors, that the Company’s auditors are “independent” of management and that they are ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders, within the meaning given to such term in the rules and pronouncements of the Regulatory Bodies. Obtain from the independent auditors, at least annually, a formal written statement delineating all relationships between the independent auditors and the Company. Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Company. Assure the regular rotation of the audit partners (including, without limitation, the lead and concurring partners) as required under the Exchange Act and Regulation S-X.

•

Approve in advance any and all audit and non-audit assignments awarded to independent auditors and adopt and implement policies for such pre-approval and review all remuneration paid to independent auditors, including for such additional audit and non-audit services; to the extent necessary, any member of the Committee, acting independently, shall be authorized to approve in advance any and all audit and non-audit assignments awarded to independent auditors; provided such member presents all decisions to pre-approve an activity to the full Committee at its first meeting following such decision.

•	Review the performance and the remuneration of the independent auditors and the discharge of the independent auditors when circumstances warrant.

•

Satisfy itself, on behalf of the Board of Directors, that the audit function has been effectively carried out and that any matter which the independent auditors wish to bring to the attention of the Board of Directors has been addressed and that there are no “unresolved differences” with the auditors. Be directly responsible for the resolution of any disagreements between management and the independent auditors regarding financial reporting matters.

Financial Reporting Processes and Risk Management

•

Review the audit plan of the independent auditors for the current year, review the integration of the external audit with the internal control program and review advice from the external auditors relating to management and internal controls and the Company’s responses to the suggestions made therein.

•

Monitor the Company’s internal accounting controls, informational gathering systems and management reporting on internal control. In connection with fulfilling this responsibility, the Committee shall receive a report on at least an annual basis from the Company’s chief executive officer and chief financial officer in connection with the such officers’ evaluation of internal control over financing reporting as to (1) all significant deficiencies and material weaknesses in the design and operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial information; and (2) any fraud of which they are aware, whether or not material, that involves a member of management or other employees who have a significant role in the Company’s internal control over financial reporting. The Committee shall direct the actions to be taken and/or make recommendations to the Board of Directors of actions to be taken to the extent such disclosure indicates the finding of any significant deficiencies in internal control over financial reporting or fraud.

•

Review with management and the auditors the relevance and appropriateness of the Company’s accounting principles and policies and the Company’s internal control over financial reporting and review and approve all significant changes to such policies.

•

Obtain annually from the independent auditors, in connection with an audit report and prior to the filing of such audit report, a report presenting the adequacy of the internal audit and financial controls, specifically including (1) critical accounting policies and practices to be used, (2) all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of these alternatives and the treatment preferred by the independent auditors, and (3) material communications between management and the independent auditor.

•

Satisfy itself, on behalf of the Board of Directors, that the Company has implemented appropriate systems of internal control over financial reporting and monitor the annual review and evaluation by management of internal control over financial reporting. The Committee shall also satisfy itself that the Company has implemented appropriate systems of internal control over the safeguarding of the Company’s assets and other “risk management” functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting the Company’s assets, management, financial and business operations and the health and safety of its employees and that these are operating effectively; make appropriate recommendations to the Board of Directors in connection with the foregoing.

•	Review and approve the Company’s Investment and Treasury policies and monitor compliance with such policies.

•

Review and approve all related party transactions for potential conflict of interest situations on an ongoing basis. “Related party transactions” shall refer to transactions required to be disclosed pursuant to applicable securities regulations and stock exchange regulations or policies.

Legal and Regulatory Compliance

•	The Committee has authority to engage outside advisors as it determines necessary to carry out its duties.

•

Determine funding necessary for ordinary administrative expenses of the Committee and for compensation of any outside advisors to be engaged by the Committee and notify the Company of anticipated funding needs of the Committee.

•	Satisfy itself, on behalf of the Board of Directors, that all material statutory deductions have been withheld by the Company and remitted to the appropriate authorities.

•	Review, with the Company’s principal external counsel, legal and regulatory matters that could have a material impact on the Company’s financial statements.

•	Satisfy itself, on behalf of the Board of Directors, that all regulatory compliance issues have been identified and addressed and identifying those that require further work.

•	Establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters (commonly referred to as the “Whistleblowing Policy”); and

(c)	any other material matter.

•

Cause the chief executive officer to investigate any allegations that any officer or director of the Company, or any other person acting under the direction of any such person, took any action to fraudulently influence, coerce, manipulate, or mislead any independent public or certified accountant engaged in the performance of an audit of the financial statements of the Company for the purpose of rendering such financial statements materially misleading and, if such allegations prove to be correct, take or recommend to the Board of Directors appropriate disciplinary action. Notwithstanding the foregoing, if the person in question is the chief executive officer, the investigation shall be undertaken by the Committee.

Budgets

•	Assist the Board of Directors in the review and approval of operational, capital and other budgets proposed by management.

General

•	Perform any other activities consistent with this Charter, the Company’s By-laws and governing law, as the Committee or the Board of Directors deems necessary or appropriate.

V	COMPENSATION

•

A member of the Committee may not, other than in his or her capacity as a member of the Committee, the Board of Directors or any other committee established by the Board of Directors, receive directly or indirectly from the Company any consulting, advisory or other compensatory fee from the Company.

Exhibit 99.3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting of Shareholders (the “Meeting”) of Labopharm Inc. (“Labopharm” or the “Company”) will be held at The Montreal Museum of Fine Arts on May 7, 2009 at 11:00 a.m. (Montreal time), for the purposes of:

(a)	receiving Labopharm’s audited consolidated financial statements for the financial year ended December 31, 2008 and the report of the auditors thereon;

(b)	electing eight (8) directors for the ensuing year;

(c)	appointing the auditors for the ensuing year and authorizing the directors to fix their remuneration; and

(d)	transacting such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

DATED at Laval, Quebec, this 18th day of March, 2009.

By order of the Board of Directors

(signed)

Frédéric Despars

Vice-President, General Counsel

& Corporate Secretary

SHAREHOLDERS MAY EXERCISE THEIR RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHOULD YOU BE UNABLE TO ATTEND THE MEETING IN PERSON, KINDLY COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE ENVELOPE PROVIDED AT YOUR EARLIEST CONVENIENCE. TO BE VALID, PROXIES MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 1500 UNIVERSITY STREET, SUITE 700, MONTREAL, QUEBEC, H3A 3S8, NO LATER THAN AT THE CLOSE OF BUSINESS ON MAY 5, 2009 OR THE SECOND TO LAST BUSINESS DAY PRECEDING THE DATE OF ANY ADJOURNMENT TO THE MEETING. YOUR SHARES WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AS INDICATED ON THE PROXY.

Exhibit 99.4

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class Holder Account Number

____ Fold

Form of Proxy - Annual General Meeting to be held on May 7, 2009 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.	____ Fold

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., Eastern Daylight Time, on Tuesday, May 5, 2009.

+	+

Appointment of Proxyholder

I/We, being holder(s) of common shares of Labopharm Inc. hereby appoint: Mr. Santo J. Costa, Chairman of the Board of Directors or failing him, Mr. James R. Howard-Tripp, President and Chief Executive Officer	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Labopharm Inc. to be held at the Montreal Museum of Fine Arts on May 7, 2009 at 11:00 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Santo J. Costa	☐	☐	02. Julia R. Brown	☐	☐	03. James R. Howard-Tripp	☐	☐

04. Richard J. MacKay	☐	☐	05. Frédéric Porte	☐	☐	06. Lawrence E. Posner	☐	☐	____ Fold

07. Jacques L. Roy	☐	☐	08. Rachel R. Selisker	☐	☐

							For	Withhold

2. Appointment of Auditors							☐	☐

Appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

____ Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Report - Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

¢	0 5 6 6 7 6	A R 2	L A B Q +

Exhibit 99.5

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class Holder Account Number

____ Fold

Voting Instruction Form (“VIF”) - Annual General Meeting to be held on May 7, 2009 NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.	We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2.	We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3.	If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4.	This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6.	When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.
7.	This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8.	Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.	____ Fold
9.	Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12.	This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs submitted must be received by 5:00 p.m., Eastern Daylight Time, on Tuesday, May 5, 2009.

+	+

Appointee(s)

I/We, being holder(s) of common shares of Labopharm Inc. hereby appoint: Mr. Santo J. Costa, Chairman of the Board of Directors or failing him, Mr. James R. Howard-Tripp, President and Chief Executive Officer	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Labopharm Inc. to be held at the Montreal Museum of Fine Arts on May 7, 2009 at 11:00 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Santo J. Costa	☐	☐	02. Julia R. Brown	☐	☐	03. James R. Howard-Tripp	☐	☐

04. Richard J. MacKay	☐	☐	05. Frédéric Porte	☐	☐	06. Lawrence E. Posner	☐	☐	____ Fold

07. Jacques L. Roy	☐	☐	08. Rachel R. Selisker	☐	☐

							For	Withhold

2. Appointment of Auditors							☐	☐

Appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

____ Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Report - Mark this box if you would like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐	Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

¢	0 5 6 6 7 5	A R 1	L A B Q +

Exhibit 99.6

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, James R. Howard-Tripp, President and Chief Executive Officer of Labopharm Inc., certify the following:

1.	Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Labopharm Inc. (the “issuer”) for the financial year ended December 31, 2008.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating o the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

Form 52-109F1 Certification of annual filings	Page 2

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	N/A

5.3	N/A

6.	Evaluation: The issuer’s other certifying officer(s) and I have

a)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)	N/A

7.

Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on October 1st, 2008 and ended on December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.	Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the Board of Directors or the Audit Committee of the Board of Directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: March 30, 2009

/s/ James R. Howard-Tripp

James R. Howard-Tripp

President and Chief Executive Officer

Exhibit 99.7

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Mark D’Souza, Senior Vice-President and Chief Financial Officer of Labopharm Inc., certify the following:

1.	Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Labopharm Inc. (the “issuer”) for the financial year ended December 31, 2008.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating o the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

Form 52-109F1 Certification of annual filings	Page 2

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	N/A

5.3	N/A

6.	Evaluation: The issuer’s other certifying officer(s) and I have

a)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)	N/A

7.

Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on October 1st, 2008 and ended on December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.	Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the Board of Directors or the Audit Committee of the Board of Directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: March 30, 2009

/s/ Mark D’Souza

Mark D’Souza

Senior Vice-President and Chief Financial Officer